02029961

XL CAPITAL

2001 ANNUAL REPORT

Celebrating 10 years on the New York Stock Exchange


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Chart indicates total return on XL Capital Ltd stock from its Initial Public Offering on July 19, 1991 through February 28, 2002. (Data Source: Bloomberg)

In 2001, XL Capital Ltd (XL) completed ten years as a publicly traded company on the New York Stock Exchange (NYSE). Since going public on July 19, 1991, shareholders of XL who held stock from that day through February 28, 2002, have enjoyed a total return of more than 700%. Our 10 year milestone was observed at the NYSE with a Closing Bell Ringing Ceremony featuring Michael Esposito, Jr., Chairman and Brian M. O'Hara, President and Chief Executive Officer, along with senior officials of the NYSE. The Company also celebrated the fifteenth anniversary of its founding in May 1986, having grown from one employee in a single location to approximately 3,000 employees in 28 countries.


XL Capital Ltd
XL
10th Anniversary of Listing
July 19, 1991-July 19, 2001

Contents

The preceding graph and the graph on page 7 show XL Capital's cumulative total shareholder return and compares XL Capital's cumulative total shareholder return with those of the S&P 500 Index and the S&P Property & Casualty Index. The graphs assume that $100 was invested on July 31, 1991 in our ordinary shares and in each of the indices [and assumes the reinvestment of dividends]. The performance shown is not necessarily indicative of future price performance.

The information contained in these Stock Performance Graphs shall not be deemed "soliciting material" or to be filed with the Securities & Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, except to the extent XL Capital specifically incorporates it by reference into such filing.

This annual report contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. A non-exclusive list of the important factors that could cause actual results to differ materially from those in such forward-looking statements is set forth herein under the caption "Management's Discussion and Analysis of Results of Operations and Financial Condition – Cautionary Note Regarding Forward-Looking Statements".

Financial Highlights

(at December 31, in millions of U.S. Dollars)

	1997	1998	1999	2000	2001
Total Assets	9,070	13,581	15,091	16,942	27,963
Shareholders' Equity	3,196	5,613	5,577	5,574	5,437
Revenues	1,872	1,974	2,514	2,713	4,057
Net Income (Loss)	809	656	471	506	(576)

Equations

In a year that has seen remarkable world events, XL Capital has stayed the course. Through the continued implementation of our strategic plan, the work of our dedicated team of professionals, and a focus on our core business units, not only have we withstood the many challenges the year presented, we have also celebrated our many achievements, and have successfully positioned ourselves to be a leader in the changed landscape of the markets we serve.

Our success is not the result of chance, but the result of a highly technical and disciplined approach to business, an eye for detail, a quest for opportunity, and a business plan executed with mathematical precision. The equations featured in this report, reflecting scientific principles, highlight some of our key areas of success: our substantial financial and intellectual capital, our proven history, our global reach and our responsiveness.



Michael A. Butt
Director

Paul S. Giordano
Executive Vice President,
General Counsel and Secretary

Robert R. Lusardi
Executive Vice President
and
Chief Executive of
Financial Products and Services
Operations

Henry C. V. Keeling
Executive Vice President
and
Chief Executive of
Reinsurance Operations

Nicholas M. Brown, Jr.
Executive Vice President
and
Chief Executive of
Insurance Operations

Brian M. O'Hara
President and Chief Executive Officer

Michael P. Esposito, Jr.
Chairman

Executive Management Board



Clive R. Tobin
Executive Vice President
and
Chief Executive Officer
XL Winterthur International

Fiona E. Luck
Executive Vice President
of Group Operations
and Assistant Secretary

Jerry M. de St. Paer
Executive Vice President
and
Chief Financial Officer,
Treasurer and Assistant Secretary

Willi Suter
Executive Vice President
for International
Strategic Development

Christopher V. Greetham
Executive Vice President
and
Chief Investment Officer

K. Bruce Connell
Executive Vice President
and
Group Underwriting Officer

Letter to Shareholders

2001 WAS A MOST EXTRAORDINARY YEAR FOR XL CAPITAL – a year of both extreme negatives and positives. On the one hand, in a worst imaginable case, we suffered a net loss of more than a half billion dollars substantially tied to the events of September 11, 2001. On the other hand, we experienced the most dramatic positive shift in future prospects since our inception 15 years ago, as evidenced by our recent stock price which is at historic highs as this annual report goes to press.

September 11th has had exponential ramifications for our industry and society as a whole. Some are palpably clear but many may be unknown for years to come. The specter of risk, both real and perceived, is currently at unprecedented levels. As we move forward, the costs of risk and the value of protection are yet unfolding.

September 11th has had exponential ramifications for our industry and society as a whole. Some are palpably clear but many may be unknown for years to come.

On the positive side, during the course of the year, tangible evidence was mounting that the property and casualty insurance and reinsurance industry was emerging from over six years of intense competition. Driven by a quest for market share, too many major players had bought into the strategy that customer growth and retention were paramount, and had lost focus on meeting acceptable shareholder returns. As underwriting losses aggregated, concurrent with the downturn of the investment markets and declining interest rates, it became clear to market leaders that a change in strategy was imperative for returns on capital to return to levels attractive to shareholders and potential investors.

By late summer, the need for underwriting profit was becoming evident in our markets as the business model that had relied on overcoming consistent underpricing of business through volume was being discarded.

I was eager to share this good news with shareholders and industry analysts at an insurance conference in mid-town Manhattan on the morning of September 11, 2001. While in transit over the George Washington Bridge, I witnessed the shock and horror of the terrorist attack on the Twin Towers. When we reached the conference, we ran into several of our most prominent institutional shareholder analysts, as everyone in the area was in full evacuation mode. Together we watched in horror on the large screen T.V. in the lobby as the Twin Towers burned and then collapsed. It quickly became apparent that the events of that day would impact our world, our sense of security and inevitably, our industry.

Even though the financial effects of September 11th were terrible, they cannot compare with the unimaginable personal loss. XL was fortunate to have no Ground Zero casualties among our employees or spouses of employees, but we are devastated by the loss of friends and colleagues including those at Aon, Marsh and various investment firms that support us. Our thoughts and prayers continue to go out to the families and friends of those who perished on that day.

A month later, President Bush called for a meeting with industry leaders. I was proud to represent XL as a member of the American Insurance Association and, along with other industry leaders, to assure him that we would stand behind our commitments and settle insurance claims expeditiously.

From the beginning, XL Capital has distinguished itself by having among the best claim settlement practices in the industry and I believe that our recent settlement with the Silverstein real estate interests in the World Trade Center exemplifies this record.

In addition to the disastrous results from September 11th, we suffered an unusual number of large losses throughout the year, including Toulouse, Sri Lanka, Petrobras and Enron. Adverse casualty reinsurance loss reserve deterioration also contributed to the extremely disappointing 2001 financial result. Nonetheless, I am proud of the ability of our people to perform under such unprecedented stress and I am determined that we will return our Company to levels of profitability that compare to, if not exceed, our previous highs.

The net loss for 2001, reflecting the losses from the tragedy of September 11th and other significant loss events during the year, was $576.1 million, or $4.55 per share, compared with net income a year ago of $506.4 million, or $4.03 per share. The net losses and associated costs related to the tragedy of September 11, 2001, were $795.9 million, or $6.28 per share, after tax.



XL CAPITAL
S&P 500
S&P PROPERTY & CASUALTY
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Gross premiums written from our general operations were $4.8 billion in 2001, growing by nearly 53% from $3.1 billion a year ago. Net earned premiums rose 37% to $2.8 billion from $2.0 billion. Net premiums earned from our life operations, written for the first time in 2001, added a further $695.6 million to total earned premiums. Total revenues increased by 50% to a record $4.1 billion from last year's $2.7 billion.

Total assets at the end of 2001 increased by 65% to $28.0 billion, from $16.9 billion a year ago, with shareholders' equity of $5.4 billion compared with $5.6 billion at the end of 2000. Fully


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diluted book value per share was $40.35 at December 31, 2001, compared with $44.58 at the end of the prior year.

Although overshadowed by these negative financial results, I believe that a number of strategic successes have positioned XL to recapture lost shareholder value and to resume strong earnings growth into the future. As I mentioned earlier, our markets were moving discernably towards an improved underwriting environment both in terms of pricing and contract conditions before September 11th. The aftermath seems to have deepened and broadened the change in these conditions.

Substantial financial and intellectual capital

XL Capital knows that success lies in having the proper tools for the job. For us that means an efficient team of highly trained professionals and technical specialists coupled with the financial and intellectual resources required for growth.

OUR KEY STRATEGIC AND CORPORATE DEVELOPMENTS IN 2001 INCLUDE:

- Completion of our acquisition of the property and casualty business of Switzerland-based Winterthur International. This has been remarkably well-timed and structured to expand our capabilities in the global risk management segment, a core XL business, and to do so profitably. This business has a very strong franchise in Europe and throughout the world and has given us an immediate presence in targeted territories, employees with worldwide experience, and a high-quality brand that is a solid complement to our existing franchise with U.S. multinationals. The dramatically changing events of the second half of the year accelerated our ability to rapidly integrate and re-underwrite the portfolio, notably in Europe, which I believe will position us for profitable growth in 2002 and 2003. A sizeable portion of the increase in premiums from general operations in 2001 reflects the inclusion of Winterthur International in the second half of the year.
- In November, the Company issued 9.2 million common shares in a public offering with significant over-subscription, adding $787.7 million to its capital base and positioning the Company for the strong growth currently being experienced by all of our business units and anticipated for the remainder of 2002 and 2003. Our capital strength and financial stability throughout 2001 distinguished the Company.
- We completed the acquisition of 100% of the underwriting capacity from the Names of our Lloyd's syndicates and subsequently renamed the unit XL London Market Ltd. This allows us to fully control the underwriting operations of this business in 2002 and to focus XL London Market on the specialty business that is unique to Lloyd's.
- The Company's financial guaranty companies, XL Capital Assurance, Inc. and XL Financial Assurance Ltd., both received Moody's Aaa ratings, joining a small list of financial organizations with three triple-A ratings. Moody's also assigned

its Aa2 (Superior) ratings to the Company's major operating subsidiaries, reinforcing their financial strength in the marketplace. All of XL's operating subsidiaries had their claims paying ability ratings from Standard and Poor's, Moody's, Fitch, and A.M. Best reaffirmed following the September 11th tragedy. I firmly believe that ratings strength will be a significant determinant of success over the next twelve months with flight to quality more evident with each round of renewals.

- The Company was included in the S&P 500 Index in September, becoming the first Bermuda-based insurer to be added to this important trading index. Inclusion in the S&P 500 has increased the Company's visibility in the investment community and has attracted new investors.
- We developed several alternative sources of financing during 2001, taking advantage of historically low interest rates to lower our cost of capital: $255.0 million of 6.58% Guaranteed Senior Notes due April 2011; $600.0 million of zero coupon convertible debentures accreted at 2.625% due May 2021; and $285.0 million of zero coupon convertible debentures accreted at 2.875% due Sept 2021. Subsequently, we entered the debt market in early 2002 with the issuance of $600.0 million of 6.5%, 10 year Guaranteed Senior Notes, allowing us to restructure our balance sheet for future growth at attractive long-term rates.
- Our Financial Products and Services segment continued to expand its infrastructure and has produced approximately $200.0 million in adjusted gross premiums since inception, building its presence in that market and providing an attractive pipeline of future earnings for the Company. Element Re Capital Products Inc., our weather risk management business, completed its first transaction in 2001 and was named 'Company Launch of the Year' by *The Review* magazine.
- We also formed XL Capital Investment Partners, Inc., to manage our strategic investment ownership holdings and added two more investment managers, Frontpoint and Stanfield, to this portfolio.
- We successfully negotiated the acquisition of the majority interest of Le Mans Ré effective January 2002, increasing our ownership from 49% to 67%. This acquisition will enable us to expand our reinsurance opportunities in Continental Europe, particularly at a time of significant change in the worldwide reinsurance market.
- During 2001, we repurchased 1.5 million common shares at an average price of $76.40 and increased our annual dividend from $1.80 to $1.84. In February 2002, the dividend was again increased to an annual rate of $1.88.

XL Capital was included in the S&P 500 Index in September, becoming the first Bermuda-based insurer to be added to this important trading index.

We regret that Ian R. Heap, our first Chairman and CEO, reached the Company's mandatory retirement age during the year. Ian was essential in developing and building the operating principles that comprise the strong foundations of what is now XL Capital. His leadership was particularly acute in the development of our two core companies, XL Insurance (Bermuda) Ltd and Mid Ocean (now part of XL Re Ltd). We are fortunate that Ian, with his perspicacity, will continue to be available as an Advisory Council Member of the Board.

We also sadly mark the retirement of the strategic architect and founder of XL, Robert Clements. His vision, creativity and determination in leading a transformation in our industry to meet the enormous challenges of the mid 1980's collapse in casualty insurance capacity and early 1990's property catastrophe insurance capacity are legend.

The strength and character of our Board of Directors was never more in evidence than under the chair of Michael Esposito who has guided management through the crises and subsequent opportunities this past fall. We are most fortunate to have had Mike in Bermuda while I was stranded in New York after September 11th. His past experience as a Marine officer and senior executive of Chase Manhattan Bank came to the fore as he marshalled our business leaders to develop the most timely assessment of the Company's exposure to losses arising from the tragedies of that day.


XL CAPITAL

New York Stock Exchange Chairman and CEO Richard Grasso, XL Capital Ltd President and CEO Brian M. O'Hara, XL Capital Ltd Chairman Michael Esposito, and President and COO of the New York Stock Exchange William Johnson.

I value most highly our Board's commitment to providing our shareholders with superior returns with the clearest transparency prudently possible.

A special thanks must be given to all of our staff worldwide for their efforts in, what may be, the most difficult and emotional year in their careers. I am proud to say, throughout this difficult period they have displayed the depth and breadth of talent to lead XL to new levels of achievement.

Our theme in this year's annual report "Equations", reminds us of the balance required to be successful in our endeavors, using scientific equations to illustrate the Company's values and concepts as key components of our success.

I believe that we are at a unique moment in the history of the Company and our industry, one that we may not see again. I can think of no other group of companies with the pedigree, the capability, in fact, the very DNA of XL Capital to deal successfully with this turning point in our industry. We have the brand name, franchise, credit ratings, management and skills to win in this environment. I am more convinced than ever that our insurance, reinsurance and financial products and services strategies worldwide are focused in the right places at the right time. I look forward with confidence to meeting the challenges of the future.

Brian M. O'Hara

President and Chief Executive Officer.



work / time = power

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Operations Review

Proven History

The power of XL Capital is the direct result of our cumulative efforts since inception 15 years ago. Now celebrating our 10th year as a public company, we are a proven leader – delivering innovative client solutions and dedicated to providing superior shareholder value.

THIS REPORT SHOULD BE READ IN CONJUNCTION WITH MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION AND THE CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES THERETO WHICH ARE PRESENTED ON PAGES F1 THROUGH F76 OF THIS ANNUAL REPORT.

The Company is organized into three underwriting segments – Insurance, Reinsurance and Financial Products and Services – in addition to a corporate segment that includes investment and financing operations.

INSURANCE OPERATIONS

The insurance operations, headed by Nick Brown, include all of the Company's property and casualty insurance business, including its Lloyd's syndicates and Winterthur International since its acquisition effective July 2001. The insurance operations, branded as XL Insurance, offer an array of property and casualty insurance products to a worldwide customer base through operations primarily in Europe, North America and Bermuda. Reflecting the specialty focus of its businesses, which employ over 2,000 people, these are aligned on a global product line basis.

XL's insurance results were significantly impacted by the terrorist attacks of September 11, 2001. These tragic events overshadowed many of the underlying improvements that were already taking place in the market prior to September 11th. Net premiums earned in the insurance segment, including its Lloyd's operations, increased 57% in 2001 to $1.7 billion from $1.1 billion in 2000, reflecting the inclusion of Winterthur International as well as the impact of higher rates and new business written in 2001. The combined ratio for these operations was 118.2% compared with 103.6% in 2000. Excluding the effects of the losses of September 11, 2001, the insurance segment's combined ratio for 2001, including its Lloyd's syndicates, would have been 98.1%.

A BRIEF COMMENTARY ON THE MAJOR INSURANCE BUSINESSES FOLLOWS:

▷ **XL WINTERTHUR INTERNATIONAL:** The addition of Winterthur International represented a significant expansion of our large account risk management business, XL's original franchise. The Company's combined risk management operations are now branded as XL Winterthur International ("XLWI"), led by Clive Tobin, XLWI's Chief Executive Officer. This is the largest component of the insurance segment, employing more than 1,200 people in 28 countries.

The addition of Winterthur International represented a significant expansion of our large account risk management business, XL's original franchise.

▷ **XL LONDON MARKET:** XL has historically participated in the Lloyd's market through various syndicates. In 2001, these operations were combined and, in November, the managing general agency was re-named XL London Market Ltd, reflecting the acquisition of 100% of the syndicate underwriting capacity for 2002 and the restructuring of this business. XL London Market syndicates exited several product lines that were unprofitable or written elsewhere in the group. The business written by XL London Market under the leadership of Nick Metcalf is being realigned to reflect the insurance segment's global product structure and market strategy. XL London Market primarily focuses on certain core lines – including marine and energy, war and political risk, international programs, specie and bloodstock, and other lines.

▷ **XL PROFESSIONAL:** XL's professional liability business is overseen by the global practice leader Jim Gray. We continued to solidify our position as a major insurer of errors and omissions liability, directors and officers liability, and employment practices liability coverage.

▷ **XL ENVIRONMENTAL:** XL is the second largest provider of environmental liability insurance in the U.S. These operations are headed by Chief Executive Officer Bill Kronenberg and Rich Corbett, who was recently appointed as President. XL Environmental also underwrites architects and engineers liability insurance and other selected specialty lines.

▷ **XL PROGRAMS:** The Company's North American program business has been consolidated and is now under the direction of Bill Kronenberg, Chief Executive Officer and Jeff Lejfer, who has recently been appointed President of XL Programs. This business unit underwrites warranty, workers compensation and other specialty programs.

- **XL Aerospace:** XL's aviation and satellite underwriting operations are headed by Chuck Rudd. XL is a leading underwriter of satellite insurance and has a sizeable, growing book of aviation business, written both in the U.S. and through XL London Market.

- **XL Surety:** XL provides a variety of surety products to the U.S. market. In 2001, the Company acquired CGU's U.S. surety business. This was combined with XL's existing surety book and is headed by Daryl LaForge.

- **XL Financial Solutions:** The Company's alternative risk transfer business, led by Dan Sussman, is conducted by XL Financial Solutions Ltd utilizing the combined resources of XL's Insurance, Reinsurance and Financial Products and Services segments, as well as the capabilities of XL's investment operations.

After many years of very soft markets, underwriting conditions have improved considerably. XL's insurance operations are seeing increasingly adequate prices as well as attractive new business opportunities. The goal of global product alignment has progressed dramatically with the acquisition of Winterthur International and the restructuring of XL's Lloyd's operations. XL Insurance now has platforms to service its clients in many new locations and is extending its expertise to a worldwide market. With this progress, the benefits of a more disciplined market and XL's financial and underwriting strength, XL insurance is now well positioned for 2002 and beyond.

XL Insurance now has platforms to service its clients in many new locations and is extending its expertise to a worldwide market.

XL Capital Ltd – Adjusted Gross Premiums Written by Segment


Insurance 44%
Reinsurance 38%
Lloyd's 14%
Financial Services & Products 4%
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XL underwrites property, casualty and life reinsurance products on a global basis. In January 2001, the global brand "XL Re" was launched. This new brand groups all of XL's reinsurance companies under a single banner and better identifies the Company's worldwide reinsurance operations with the XL franchise. Today XL Re consists of five major operating business centers with approximately 450 employees through 25 offices in 14 countries, and is led by segment Chief Executive Henry Keeling.

For the year ended December 31, 2001, XL's reinsurance segment had net premiums earned of $1.7 billion which includes life reinsurance premiums of $695.6 million compared to $927.2 million for the same period in 2000. The combined ratio in 2001 excluding life reinsurance premiums was an unsatisfactory 175.6%, primarily reflecting the effects of September 11th, adverse development of prior period U.S. casualty reinsurance loss reserves, and several unusually large non-catastrophe losses. Excluding the effects of September 11th, the combined ratio in 2001 would have been 118.8%. The combined ratio in 2000 was 109.2%.

Reinsurance markets around the world were improving prior to September 11th, with pricing and terms steadily hardening during 2001. Following the losses of that date, XL's clients recognized the changed nature and value of risk and the Company has been a beneficiary of the resulting flight to companies with solid financial standing. Rates, prices and XL Re's share of major programs have all increased going into 2002.

Global Reach

Disciplined growth has given us a presence in the world's major markets. We are now a global provider of client solutions in each of our core business areas: insurance, reinsurance and financial products and services.

XL Re is organized on a geographic basis, reflecting the location of its clients:

- **Bermuda**: The nucleus of the reinsurance segment is in Bermuda, where the operations of the former XL Mid Ocean Reinsurance Ltd – renamed XL Re Ltd in 2001 – are headquartered. Underwriting operations in Bermuda are led by Chief Underwriting Officer Bob Nason. Property and specialty lines are underwritten from Bermuda and saw significant growth in premiums from general operations during the latter months of 2001. Leadership of the Company's life reinsurance operations, under the direction of Bob Douglas, was relocated to Bermuda from London during the year and new business was underwritten, generating more than $695.6 million of net premiums earned.

- **LONDON:** The integration of XL Re's London Branch and NAC Re International was completed during 2001 under the leadership of Jamie Veghte. The U.K. Financial Services Authority granted this branch of XL Re expanded general and life reinsurance licenses. XL Re now has six focused underwriting teams in London covering marine, aviation, non U.S. casualty, London market property, international facultative and life.
- **LATIN AMERICA:** Following acquisition of 100% ownership of Latin American Re in 2000, that company was renamed XL Re Latin America Ltd in October 2001. The Company was redomiciled to Switzerland though retains its operations in Bermuda. Keith Schroyer is President and Chief Underwriting Officer of XL Re Latin America. XL Re Latin America has five offices in the region, is active in all major markets, and is now the largest international reinsurer in Brazil.
- **LE MANS RÉ:** During 2001, XL Re successfully completed negotiations with Les Mutuelles du Mans Assurances Groupe to acquire a majority interest in Le Mans Ré. Effective January 1, 2002, XL owns 67% of Le Mans Ré, up from 49% previously. This will enable the Company to have more control over managing this business and to implement underwriting standards in line with XL's other operations. Jamie Veghte has been appointed President and Chief Operations Officer of Le Mans Ré, in addition to his duties as Executive Vice President and General Manager of the London operations of XL Re. Le Mans Ré gives XL Re an increased presence in the important European reinsurance market at a time when underwriting conditions are improving dramatically.
- **NORTH AMERICA:** The former NAC Re operations were also renamed this past year becoming XL Reinsurance America Inc. under President and Chief Underwriting Officer Fred Madsen. Following a very difficult series of underwriting years, during 2001, all contracts were reviewed and rate increases were achieved on all retained business. This process has carried into 2002 with the Company continuing to refine its portfolio, to achieve rate and term improvements, and to benefit from the concurrent flight to quality by clients.

The Company believes that 2002 is a year of enormous opportunity for its reinsurance operations.

The Company believes that 2002 is a year of enormous opportunity for its reinsurance operations. The level of losses and contraction in capacity in the reinsurance market has resulted in more rational pricing and improved contractual terms and conditions. Barring unusual catastrophic loss activity, underlying results for XL Re should improve significantly in 2002, allowing XL Re to pursue its objective to become the "reinsurer of choice" in selected markets.

The Financial Products and Services segment ("XL Financial") is under the leadership of Rob Lusardi, Chief Executive. All of its key operations were profitable in 2001 and each enjoyed strong growth and a number of achievements which are summarized below.

XL Financial has approximately 130 employees and is currently comprised of several distinct businesses: financial guaranty insurance and reinsurance, weather risk management, and institutional life insurance. In addition, as noted above, XL Financial undertakes certain transactions in conjunction with other operations of the Company, notably XL Financial Solutions.

XL Financial had gross written premiums in 2001 of $103.9 million, up significantly from $55.4 million a year ago, reflecting the growth of the Company's newest business segment which was formed late in 1999.

The strategic goals of XL Financial are to create an additional source of sustainable earnings that are uncorrelated with XL's traditional property and casualty businesses. The segment seeks to increase the Company's investment assets relative to its equity and to generate operating income that is not dependent on the cyclical nature of the property and casualty business. Additionally, XL Financial seeks to create risk management and financial products which are at the intersection of insurance and capital markets and which utilize XL's competitive advantages including balance sheet and ratings strengths, investment flexibility and product creativity. XL Financial maintains a disciplined credit analysis and strict control culture.

XL Capital Ltd – Business Mix (Net Premiums Earned, 2001)


Casualty 29%
Life 20%
Property 18%
Lloyd's Syndicates 14%
Other 11%
Marine, Energy, Aviation & Satellite 8%
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THE KEY OPERATING ENTITIES WITHIN XL FINANCIAL ARE SUMMARIZED BELOW:

- **XL CAPITAL ASSURANCE INC. ("XLCA"):** The Company's credit enhancement activities, notably financial guaranty insurance products, credit default swaps and other collateralized transactions, are conducted principally by XLCA, based in New York City. This operation is headed by David Stevens, President and Chief Operating Officer. During 2001, XLCA continued to build out its capabilities including achieving licenses in forty-six states, adding top transaction expertise and credit professionals and diversifying the underwriting portfolio.
- **XL FINANCIAL ASSURANCE LTD.:** Reinsurance of financial guaranty insurers is conducted by XL Financial Assurance, based in Bermuda and led by Jim McNichols, Executive Vice President and Chief Operating Officer. This operation is responsible for the Company's strategic reinsurance relationship with Financial Security Assurance International Ltd., providing additional capacity for XL Capital Assurance and reinsuring investment grade credits from unrelated financial guaranty insurers.

  During 2001, XL Capital Assurance and XL Financial Assurance were rated Aaa by Moody's. This is in addition to the AAA financing strength ratings previously assigned by Standard and Poor's and Fitch, joining a short list of insurers and reinsurers holding the highest financial strength ratings issued by the three major financial institution rating agencies.
- **ELEMENT RE CAPITAL PRODUCTS INC. ("ELEMENT RE"):** XL offers weather risk management products through Element Re. The risks assumed are usually short-term in nature and are fully hedged in the capital markets. Led by Jeff Bortniker and Lynda Clemmons, this operation wrote its first contracts during 2001, and achieved an operating profit in its first full year of operations.
- **XL LIFE AND ANNUITY:** During 2001, XL implemented a strategic business plan to establish a life insurance platform and hired Jim Hohmann as the new unit's President and Chief Executive Officer. During the past year, the Company has developed credit and control processes in anticipation of obtaining licenses and regulatory approvals to commence underwriting in 2002. XL Life and Annuity expects to underwrite business-owned life insurance and funding agreements as well as issuing municipal guaranteed investment contracts.

Proceeding into 2002, XL Financial is focused on increasing investor acceptance and building the trading value of its financial guaranty operations,

Responsiveness

XL Capital offers a remarkable combination of size and flexibility – enabling our effective response to market changes. This gives us the momentum required to attain our strategic objectives in a sometimes turbulent marketplace, and to capitalize on opportunities as they arise.

including the completion of licensing requirements in the U.S. and in Europe. In the institutional life and annuity sector, it is committed to increasing the Company's earnings through the building of assets under management through the assumption of long-duration liabilities in areas largely independent of risk factors affecting other parts of the Company.

INVESTMENT ACTIVITIES

The Company conducts its investment asset strategy centrally by appointing external investment professionals to manage the Company's portfolios under the direction of Chris Greetham, Chief Investment Officer. XL's investment activities include:

- **XL Capital Investment Partners, Inc.:** Established in 2001 to manage and develop our investment affiliate activities, XL Capital Investment Partners is led by Sarah Street, who joined the Company in April of 2001. The development of our strategic investment management capabilities through diversified affiliate manager relationships is of growing importance to the Company and continued to expand in 2001.

This expansion of our strategic partnership program is consistent with our view that such firms, particularly those who have the ability to offer alternative investment strategies, are poised for significant growth in assets over the next three to five years. As equity owners in these firms, we not only enhance our investment management capabilities, we also participate in any future earnings growth of these companies.

XL Capital Ltd – Investment Asset Mix (at December 31, 2001)



Corporate 35%
Mortgage Backed 21%
Cash 12%
U.S. Gov't & Gov't Agencies 10%
Non U.S. Sovereign 9%
Investment in Affiliates 7%
Equities 4%
Other Investments 2%
100%
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Our strategy is to continue to build a diversified program of ownership stakes in specialty investment managers across the full spectrum of the capital markets. 2001 was a year in which we made great strides in this endeavor, adding three new partnerships to our portfolio of affiliates: FrontPoint Partners, a new alternative asset management platform; Stanfield Capital Partners, which specializes in structured credit products; and Stanfield Global Strategies, which manages specialty finance vehicles and funding conduits.

Financials

The selected consolidated financial data below is based upon the Company's fiscal year end of December 31. The selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements and the Notes thereto presented on pages F27 - F74 in this Annual Report.

	2001	2000	1999	1998	1997
	(U.S. dollars in thousands, except per share amounts and ratios)				
Income Statement Data:					
Net premiums earned – general operations	$ 2,779,927	$ 2,035,240	$ 1,750,006	$ 1,324,291	$1,114,758
Net premiums earned – life operations	695,595	–	–	–	–
Net investment income	562,606	542,500	525,318	417,290	345,115
Net realized (losses) gains on investments	(93,237)	45,090	66,800	212,910	309,817
Net realized and unrealized (losses) gains on derivative instruments	(12,176)	5,481	27,566	(1,706)	100,841
Equity in net income of investment affiliates	80,580	70,032	43,865	811	1,283
Fee income and other	43,464	14,793	100,400	22,325	–
Net losses and loss expenses incurred – general operations	2,918,898	1,432,559	1,304,304	841,517	738,849
Claims and policy benefit reserves – life operations	698,675	–	–	–	–
Acquisition costs, operating expenses and exchange gains and losses	1,073,903	743,067	689,005	436,598	318,107
Interest expense	65,350	32,147	37,378	33,444	29,622
Amortization of intangible assets	58,569	58,597	49,141	26,881	7,403
(Loss) income before minority interest, equity in net income of insurance affiliates and income tax expense	(758,636)	446,766	434,117	637,481	777,833
Net (loss) income	(576,135)	506,352	470,509	656,330	809,029
Per Share Data:					
Net income per share – basic (2)	$ (4.55)	$ 4.07	$ 3.69	$ 5.86	$ 7.95
Net income per share – diluted (2)	$ (4.55)	$ 4.03	$ 3.62	$ 5.68	$ 7.74
Weighted average shares Outstanding – basic (2)	126,676	124,503	127,601	112,034	101,708
Weighted average shares Outstanding – diluted (2)	126,676	125,697	130,304	116,206	105,005
Cash dividends per share (3)	$ 1.84	$ 1.80	$ 1.76	$ 1.64	$ 1.36
Balance Sheet Data:					
Total investments available for sale	$12,429,845	$ 9,501,548	$ 9,122,591	$ 9,057,892	$6,562,609
Cash and cash equivalents	1,863,861	930,469	557,749	480,874	383,594
Investments in affiliates	1,037,344	792,723	479,911	154,668	524,866
Unpaid losses and loss expenses recoverable	5,033,952	1,339,767	831,864	593,960	363,716
Total assets	27,963,075	16,941,952	15,090,912	13,581,140	9,070,031
Unpaid losses and loss expenses	11,825,680	5,672,062	5,369,402	4,896,643	3,972,376
Notes payable and debt	1,604,877	450,032	410,726	613,873	453,866
Shareholders' equity	5,437,184	5,573,668	5,577,078	5,612,603	3,195,749
Book value per share	$ 40.35	$ 44.58	$ 43.64	$ 43.59	$ 31.55
Fully diluted book value per share	$ 40.35	$ 44.58	$ 43.13	$ 43.20	$ 31.42
Operating Ratios:					
Loss and loss expense ratio (4)	105.0%	70.4%	74.5%	63.5%	66.3%
Underwriting expense ratio (5)	34.9%	36.4%	34.3%	30.3%	27.9%
Combined ratio (6)	139.9%	106.8%	108.8%	93.8%	94.2%

(1) All information for 1999 and prior years includes the results of NAC as though it had always been a part of the Company.
(2) Net income per share is based on the basic and diluted weighted average number of ordinary shares and ordinary share equivalents outstanding for each period. Net loss per share is based on the basic weighted average number of ordinary shares outstanding.
(3) Cash dividends per share for 1999 and prior years have not been adjusted for the pooling effect of NAC.
(4) The loss and loss expense ratio is calculated by dividing the losses and loss expenses incurred by the net premiums earned for general operations.
(5) The underwriting expense ratio is the sum of acquisition expenses and operating expenses divided by net premiums earned on general operations. Operating expenses relating to the corporate segment and foreign exchange gains and losses have not been included for purposes of calculating the underwriting expense ratio. See Note 3 to the Consolidated Financial Statements for further information.
(6) The combined ratio is the sum of the loss and loss expense ratio and the underwriting expense ratio. A combined ratio under 100% represents an underwriting profit and over 100% represents an underwriting loss.

Management's Discussion and Analysis of Results of Operations and Financial Condition

General

The following is a discussion of the Company's results of operations and financial condition. Certain aspects of the Company's business have loss experience characterized as low frequency and high severity. This may result in volatility in both the Company's results of operations and financial condition.

The Company's results for the year ended December 31, 2001 include the results of Winterthur International with effect from July 1, 2001. The audited financial statements of Winterthur International as at June 30, 2001, on which the final purchase price will be based, are not expected to be completed until later in 2002, at which time any final adjustments will be made. See Note 5 to the Consolidated Financial Statements for further information.

The Company's results for 2001 also include the effects of terrorist attacks at the World Trade Center in New York City, in Washington, D.C. and in Pennsylvania on September 11, 2001 (collectively, the "September 11 event"). See Note 4 to the Consolidated Financial Statements for further information.

Information presented for 1999 is the combination of the results formerly presented by the Company and NAC, as required for a business combination accounted for by the pooling of interests method, which assumes NAC had always been a part of the Company. See Note 5 to the Consolidated Financial Statements for further information.

As part of the Company's strategy to expand its life business, the Company assumed a large portfolio of long duration annuity reserves in the fourth quarter of 2001. Life premiums earned are presented separately in the Company's segment results. Life business currently includes life and annuity business that transfers significant mortality and morbidity risks.

As a result of the above, period to period comparisons may not be meaningful.

This "Management's Discussion and Analysis of Results of Operations and Financial Condition" contains forward-looking statements which involve inherent risks and uncertainties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward looking-statements. These statements are based upon current plans, estimates and expectations. Actual results may differ materially from those projected in such forward-looking statements, and therefore undue reliance should not be placed on them. See " – Cautionary Note Regarding Forward-Looking Statements" for a list of additional factors that could cause actual results to differ materially from those contained in any forward-looking statement.

This discussion and analysis should be read in conjunction with the audited Consolidated Financial Statements and Notes thereto presented on pages F27 - F74 in this Annual Report.

Critical Accounting Policies

The following are considered to be the Company's critical accounting policies due to the judgments and uncertainties affecting the application of these policies and/or the likelihood that materially different amounts would be reported under different conditions or using different assumptions. If actual events differ significantly from the underlying assumptions or estimates applied for any or all of the accounting policies (either individually or in the aggregate), there could be a material adverse effect on the Company's results of operations and financial condition and liquidity.

Other significant accounting policies are nevertheless important to an understanding of the Company's Consolidated Financial Statements. Policies such as those related to revenue recognition, financial instruments and consolidation require difficult judgments on complex matters that are often subject to multiple sources of authoritative guidance. Certain of these matters are among topics currently under reexamination by accounting standard setters and regulators. See Note 2 to the Consolidated Financial Statements.

Losses and Loss Expenses

Unpaid losses and loss expenses includes reserves for unpaid reported losses and loss expenses and for losses incurred but not reported. The reserve for unpaid reported losses and loss expenses is established by management based on amounts reported from insureds or ceding companies and consultation with independent legal counsel, and represents the estimated ultimate cost of events or conditions that have been reported to or specifically identified by the Company.

The reserve for losses incurred but not reported has been estimated by management and reviewed by independent actuaries, based on loss development patterns determined by reference to the Company's underwriting practices, the policy form, type of insurance program and the experience of the relevant industries.

Specifically, several aspects of the Company's casualty insurance operations complicate the actuarial reserving techniques for loss reserves as compared to other companies. These complications include policy forms that differ from more traditional forms, the lack of historical loss data for losses of the type intended to be covered by the policies, and the fact that losses in excess of the attachment level of the Company's policies are characterized by low frequency and high severity, limiting the utility of claims experience of other insurers for similar claims. While management believes the reserves for unpaid losses and loss expenses are sufficient to cover losses that fall within coverages assumed by the Company, the ultimate claims experience may not be as reliably predicted as may be the case with other insurance operations, and there can be no assurance that ultimate losses and loss expenses will not exceed the total reserves.

The methodology of estimating loss reserves is periodically reviewed to ensure that the assumptions made continue to be appropriate and any adjustments resulting therefrom are reflected in income of the year in which the adjustments are made.

The establishment of unpaid loss and loss expense reserves also includes reinsurance recoveries. Due to the size of the gross losses arising from the September 11 event and the related reinsurance recoveries and the magnitude of the September 11 event on the reinsurance industry, the Company, in addition to its normal review process, further analyzed the recoverability of these assets. Approximately 96% of the relevant reinsurers currently fall into Standard & Poor's financial strength rating categories or equivalent of A or better, with approximately 65% rated AA or better. Accordingly, the Company believes that substantially all insurance will be recoverable. An allowance has been established for estimated uncollectible recoverables.

Derivative Instruments and Weather Risk Management Products

The Financial Accounting Standards Board issued FAS 133, "Accounting for Derivative Instruments and Hedging Activities" in June 1998. FAS 133 establishes accounting and reporting standards for derivative instruments including those embedded in other contracts (collectively referred to as derivatives), and for hedging activity. It requires an entity to recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Non-exchange traded weather products are not covered by FAS 133, however are also recorded at fair value. The Company adopted FAS 133, as amended, as of January 1, 2001. The Company conducts activities in three main types of instruments: credit default swap derivatives, weather risk management products and investment related derivative instruments. There was no significant impact from the adoption of FAS 133. See Note 14 for further information on these derivative instruments.

Credit Default Swaps

The Company considers credit default swaps to be, in substance, financial guaranty contracts as the Company intends to hold them to maturity. Fair value is determined using a model developed by the Company and is dependent upon a number of factors, including changes in interest rates, credit spreads, changes in credit quality and other market factors. The change in fair value in a period is split between premiums, net losses and loss expenses, and net realized and unrealized gains and losses on derivative instruments. The change resulting from movements in credit spreads is unrealized as the credit default swaps are not traded to realize this value and is included in net realized and unrealized gains and losses on derivative instruments. Other elements of the change in fair value are based upon pricing established at the inception of the contract. Prior to the adoption of FAS 133, the net premiums earned and loss and loss expenses were included in fee income and other.

Weather Risk Management Products

Weather risk management products are recorded at fair value with the changes in fair value included in fee income and other. Fair value is determined using a quantitative analytical model developed by the Company and is dependent upon a number of factors including, among others, realized weather results, forecasted weather conditions, changes in interest rates and other market factors.

Investment Related Derivative Instruments

The Company uses investment derivatives to manage duration and currency exposure for its investment portfolio. None of these investment derivatives are designated hedges, and accordingly, financial futures, options and forward currency contracts are carried at fair value, with the corresponding realized and unrealized gains and losses included in net realized gains and losses on derivative instruments.

Other Than Temporary Declines in Investments and Other Investments

Investments are reviewed periodically to determine if they have sustained an impairment of value that is considered to be other than temporary. The identification of potentially impaired investments involves significant management judgment, which includes the determination of their fair value and the assessment of whether any decline in value is other than temporary. If investments are determined to be impaired, a realized loss is recognized. The current economic environment and recent volatility of securities markets increase the difficulty in determining impairment. For other investments that are not quoted, fair value is determined using the financial information received and other economic and market knowledge as appropriate.

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The deferral of tax losses is evaluated based upon management's estimates of the future profitability of the Company's taxable entities based on current forecasts. A valuation allowance is established for any portion of a deferred tax asset that management believes will not be realized. Should the taxable income of these entities fall below expectations, a further valuation allowance would have to be established, which could be significant. In addition, if any further losses are generated by these entities, these losses may not be tax effected.

Intangible Assets

Intangible assets are carried at estimated fair value, which is typically less than the value based on undiscounted operating earnings. There are many assumptions and estimates underlying fair value. Other assumptions could produce a significantly different result.

Results of Operations

The following table presents an after-tax analysis of the Company's net income for the years ended December 31, 2001, 2000 and 1999 (U.S. dollars in thousands, except per share amounts):

	2001	2000	1999
Net operating (loss) income (1)	$(465,186)	$442,932	$370,809
Net realized (losses) gains on investments	(98,773)	57,939	72,144
Net realized and unrealized (losses) and gains on derivative instruments	(12,176)	5,481	27,556
Net (loss) income	$(576,135)	$506,352	$470,509
(Loss) Earnings per share – basic	$(4.55)	$4.07	$3.69
(Loss) Earnings per share – diluted (2)	$(4.55)	$4.03	$3.62
Weighted average number of ordinary shares and ordinary share equivalents – Basic	126,676	124,503	127,601
Weighted average number of ordinary shares and ordinary share equivalents – Diluted (2)	126,676	125,697	130,304

(1) Net operating (loss) income excludes after-tax net realized gains and losses on investments and net realized and unrealized gains and losses on derivative instruments.

(2) Average stock options outstanding have been excluded where anti-dilutive to earnings per share.

Net operating income decreased significantly in 2001 primarily due to net losses arising from the September 11 event. Losses were mainly incurred on the property, aviation, personal accident and business interruption lines. Both the insurance and reinsurance segments were affected by this event. The Company's results for 2001 also include the effects of terrorist attacks at the World Trade Center in New York City, in Washington, D.C. and in Pennsylvania on September 11, 2001 (collectively, the "September 11 event"). While this loss has been provided for, it is management's best estimate at this time and could change significantly as more information becomes available. See Note 4 to the Consolidated Financial Statements.

The following is an analysis of the underwriting profit or loss by segment for the year ended December 31, 2001, first including the effects of the September 11 event and then excluding the effect of the September 11 event (U.S. dollars in thousands):

Year ended December 31, 2001 including the effects of the September 11 event:

General operations:	Insurance	Lloyd's Syndicates	Reinsurance	Financial Products and Services	Total
Net premiums earned	$1,222,196	$ 481,307	$1,029,618	$46,806	$ 2,779,927
Fee income and other	22,065	(3,707)	(7,180)	32,286	43,464
Net losses and loss expenses	859,812	610,823	1,428,772	19,491	2,918,898
Acquisition costs	187,443	155,804	292,069	3,730	639,046
Operating expenses	178,530	22,215	87,169	42,404	330,318
Exchange losses	4,924	3,198	4,062	–	12,184
Life operations:					
Life premiums earned	–	–	695,595	–	695,595
Claims and policy benefit reserves	–	–	698,675	–	698,675
Underwriting profit (loss)	$ 13,552	$(314,440)	$ (792,714)	$13,467	$(1,080,135)
Loss and loss expense ratio	70.4%	126.9%	138.8%	41.6%	105.0%
Underwriting expense ratio	29.9%	37.0%	36.8%	98.6%	34.9%
Combined ratio	100.3%	163.9%	175.6%	140.2%	139.9%

Year ended December 31, 2001 excluding the effects of the September 11 event:

General operations:	Insurance	Lloyd's Syndicates	Reinsurance	Financial Products and Services	Total
Net premiums earned	$1,226,096	$ 502,707	$1,150,018	$46,806	$ 2,925,627
Fee income and other	22,065	(3,707)	(7,180)	32,286	43,464
Net losses and loss expenses	757,762	395,023	986,622	19,491	2,158,898
Acquisition costs	187,443	155,804	292,069	3,730	639,046
Operating expenses	178,530	22,215	87,169	42,404	330,318
Exchange (gains) losses	4,924	3,198	4,062	–	12,184
Life operations:					
Life premiums earned	–	–	695,595	–	695,595
Claims and policy benefit reserves	–	–	698,675	–	698,675
Underwriting profit (loss)	$ 119,502	$ (77,240)	$ (230,164)	$13,467	$ (174,435)
Loss and loss expense ratio	61.8%	78.6%	85.8%	41.6%	73.8%
Underwriting expense ratio	29.8%	35.4%	33.0%	98.6%	33.1%
Combined ratio	91.6%	114.0%	118.8%	140.2%	106.9%

In addition, net losses incurred in the year ended December 31, 2001 included adverse prior period loss development on the 1997 through 1999 underwriting years of the reinsurance casualty book, the bankruptcy of Enron Corp. and related matters of approximately $75.0 million, and other large losses including the Sri Lanka airport loss, satellite losses, the Toulouse, France petrochemical plant explosion, the Petrobras oil rig in Brazil and Tropical Storm Allison. The components of these loss events are discussed within each segment. In the year ended December 31, 2000, total losses incurred from all catastrophic events were not as large as those experienced in 2001 or 1999.

Net loss in 2001 was also affected by significant amount of investment and derivative losses. This is discussed further under " – Investment Activities".

Net income increased in 2000 compared to 1999 due to an increase in net investment income, equity in net income of affiliates and exchange gains and losses. This increase was partially offset by an increase in the underwriting loss. In 2000, the Company incurred after-tax charges of $124.6 million, or $0.98 per share, which included certain reserve adjustments together with employee severance charges and other costs associated with the realignment of the Company's operations and the discontinuation of certain business lines. These charges affected the underwriting results across the Company's insurance and reinsurance segments. In 1999, the Company incurred losses of $125.0 million after-tax, or $0.97 per share, as a result of two major European windstorms in December 1999. In addition, 1999 included an increase to reserves of $95.0 million associated with the merger with NAC.

The Company issued 9.2 million common shares on November 7, 2001, which did not significantly dilute the weighted average shares outstanding for 2001. During 2002, the weighted average shares will increase significantly as the 9.2 million shares will be weighted for the full year.

Basic and diluted earnings per share increased in 2000 as compared to 1999 due to both an increase in net income and a reduction in the weighted average number of shares outstanding. The decrease in the weighted average number of shares outstanding in 2000 is a result of the Company repurchasing 5.1 million shares during the year.

Segments

The Company is organized into three underwriting segments – insurance, reinsurance, and financial products and services – and a corporate segment, which includes the investment operations of the Company. Lloyd's syndicates are included in the insurance segment but are shown separately. See Note 3 to the Consolidated Financial Statements for further information.

Insurance Operations – Excluding Lloyd's Syndicates

The following table summarizes the underwriting profit for this segment (U.S. dollars in thousands):

General:	2001	% change 01 vs 00	2000	% change 00 vs 99	1999
Net premiums earned	$1,222,196	68.2%	$726,506	56.9%	$463,069
Fee income and other	22,065	186.9%	7,692	1.4%	7,584
Losses and loss expenses	859,812	71.0%	502,898	62.7%	309,079
Acquisition costs	187,443	60.0%	117,251	79.5%	65,318
Operating expenses	178,530	90.0%	94,129	32.4%	71,094
Exchange losses (gains)	4,924	NM	(2,344)	NM	(165)
Underwriting profit	$ 13,552	(39.1)%	$ 22,264	(12.1)%	$ 25,327
Net unrealized gains on credit default swaps	$ 14,738	NM	–	NM	–

NM= Not Meaningful

Effective July 1, 2001, the insurance segment included the results of Winterthur International. Each of the above line items experienced growth primarily as a result of the inclusion of business written and earned by Winterthur International. Consequently, period to period comparisons may not be meaningful.

Excluding Winterthur International, net premiums earned increased in the year ended December 31, 2001 over 2000 due to new business written and price increases. This resulted in an increase in net premiums earned from environmental business of $85.0 million, professional lines of $50.0 million and aviation and satellite business of $60.0 million. This was partially offset by decreases in net premiums earned from business discontinued in 2000. Net premiums earned by Winterthur International totaled $353.1 million. Net premiums earned are expected to increase on all lines in 2002 mainly due to the growth in gross premiums written subsequent to September 11 and a full year's results of Winterthur International.

Growth in net premiums earned in 2000 over 1999 is mainly due to new business, primarily environmental business, written by ECS. ECS contributed approximately $110.0 million in net premiums earned in 2000. No premiums were earned by ECS in 1999 as ECS only commenced writing business on behalf of the Company with effect from January 1, 2000. Prior to this date, ECS had agency agreements in place with other companies. In addition, the Company wrote aviation and satellite business totaling $60.0 million in net premiums earned. In 1999, this business was written on behalf of the Lloyd's syndicates, of which the Company's share was approximately $11.5 million in net premiums earned. 2000 also included approximately $25.0 million in net premiums earned of new professional liability business written.

Fee income and other for the year ended December 31, 2001 includes $9.1 million related to Winterthur International for the provision of consulting and administration services for employee benefit plans of unrelated companies. In 2000, fee income and other related primarily to the provision of risk management and other consulting services provided by ECS.

The decrease in the underwriting profit in each year in this segment is due to higher loss and loss expense ratios as shown below. The following table presents the ratios for this segment for each of the three years ended December 31:

	2001	2000	1999
Loss and loss expense ratio	70.4%	69.2%	66.7%
Underwriting expense ratio	29.9%	29.1%	29.5%
Combined ratio	100.3%	98.3%	96.2%

The loss ratio was higher in the year ended December 31, 2001 compared to 2000 due primarily to net losses of $102.0 million incurred related to the September 11 event. This loss was partially offset by favorable loss development from prior accident years. There were no significant catastrophic loss events for this segment in the year ended December 31, 2000. In addition, the 2001 loss ratio increased primarily as a result of the inclusion of losses related to the inclusion of Winterthur International effective July 1, 2001. Business in force at June 30, 2001 for Winterthur International carries a maximum exposure to a combined ratio of 105%. As described in Note 5 to the Consolidated Financial Statements, the accounting for the purchase of Winterthur International required the Company to fair value the acquired assets and liabilities on June 30, 2001. The fair value adjustment to the loss reserves resulted in an accretion of discount for the year ended December 31, 2001 of $1.4 million.

The loss and loss expense ratio in 2000 and 1999 includes the effects of an intercompany stop loss arrangement with a subsidiary in the reinsurance segment. There was no such arrangement in place in 2001. Losses incurred related to this arrangement were $33.5 million and $100.0 million in 2000 and 1999, respectively. Had this arrangement not been in place, the loss and loss expense ratio would have been 64.6% and 45.2% in 2000 and 1999, respectively. The increase in the loss ratio in 2000 over 1999 is due to several factors. In 2000, the Company applied higher loss ratios to certain of its casualty lines written in 2000. These loss ratios have been actuarially estimated and reflect the continued negative impact that competitive market conditions have had on rates for these lines of business written in 2000. There was a reduction of loss reserves in 1999 established on the Company's liability lines due to updated actuarially determined reserve estimates that reflected the favorable development of these lines relating to prior years. Loss reserve adjustments were made in 2000 as discussed previously. Partially offsetting the increases in 2000 were additional reductions in loss reserves related to liability lines written in prior years.

The underwriting expense ratio increased slightly in the year ended December 31, 2001 compared to 2000 due to the reallocation of certain operating expenses from the reinsurance segment to insurance segment and a general expansion of operations. Winterthur International acquisition costs and operating expenses were $47.8 million and $69.8 million, respectively, representing an expense ratio of 33.3%. The expense ratio was reduced by the effect of purchase accounting treatment on the acquisition costs of Winterthur International. Had an historical level of deferred acquisition costs been amortized, the expense ratio for the segment would have been 31.4% in the year ended December 31, 2001. The expense ratio will continue to be affected by this purchase accounting adjustment through the second quarter of 2002.

The net decrease in the underwriting expense ratio in 2000 compared to 1999 was mainly due to the significant increase in net premiums earned year over year and, unlike acquisition costs, operational expenses do not change as a direct cost of net premiums earned. Partially offsetting this decrease is the inclusion of expense charges of $13.9 million related to employee severance and other costs in 2000 associated with the realignment of operations and the discontinuation of certain business lines. Excluding these costs, the underwriting expense ratio in 2000 would have been 27.2%.

The Company also began to write credit default swaps at primary layers in 2001 in this segment. See Note 14(a) to the Consolidated Financial Statements.

Insurance Operations – Lloyd's Syndicates

The following table summarizes the underwriting results for the Lloyd's syndicates (U.S. dollars in thousands):

General:	2001	% change 01 vs 00	2000	% change 00 vs 99	1999
Net premiums earned	$ 481,307	34.5%	$357,824	0.6%	$355,769
Fee income and other	(3,707)	44.1%	(6,626)	NM	65,892
Losses and loss expenses	610,823	134.6%	260,372	(12.5)%	297,595
Acquisition costs	155,804	30.0%	119,870	34.4%	89,195
Operating expenses	22,215	(22.7)%	28,727	(2.0)%	29,305
Exchange losses (gains)	3,198	NM	(5,986)	NM	(1,180)
Underwriting (loss) profit	$(314,440)	NM	$ (51,785)	NM	$ 6,746

Net premiums earned for the year ended December 31, 2001 increased over 2000 primarily as a result of additional syndicate capacity provided by the Company, currently at 63% compared to 53% in the prior year. In addition, net premiums earned increased due to greater premiums written in the prior year than originally estimated. The increase in net premiums earned was partially offset by the net reinstatement premiums of $21.4 million as a result of losses incurred from the September 11 event.

In November 2001, the Company realigned its Lloyd's operations effective January 1, 2002 and from that time, provides 100% of the capacity for Syndicates 1209 and 990. The Company believes that the expected increase in premiums generated from higher ownership will be reduced by premiums on discontinued lines such as excess of loss treaty, accident and health and certain property accounts.

The small increase in net premiums earned in 2000 over 1999 reflected the growth in business written due principally to an increase in syndicate capacity provided by the Company from approximately 43% to 53%. Partially offsetting this increase is the reduction in net premiums earned related to the motor business that was sold effective December 31, 1999. The Company retains the residual liability on this business. In the years ended December 31, 2000 and 1999, net premiums earned on the motor business were $82.8 million and $135.9 million respectively. In addition, net premiums earned were reduced in 2000 as a result of additional reinsurance costs related to an outwards stop loss reinsurance policy as losses developed for certain lines of business. Coverage provided by this stop loss reinsurance policy was significantly reduced for 2001.

Fee income was generated by the Company's Lloyd's managing agencies and may, depending upon underwriting results, earn profit commissions from third party capital providers for syndicates they manage. This income was offset by managing agency operating expenses allocated to these capital providers. Although nominal commissions were received in the year ended December 31, 2001, managing agency expenses exceeded fee income and commissions for 2001 and 2000 due to loss deterioration, consistent with the Lloyd's market. As a result of the change in capacity as previously noted, less expense will be allocated to the third party capital providers in 2002.

In 1999, fee income and other primarily related to the sale of the Company's two motor insurance businesses, resulting in a gain of $40.2 million. In addition, 1999 also included $42.1 million of fees generated from the motor business prior to the sale. No such income was earned in 2001 or 2000.

The exchange loss in 2001 was due to the decrease in the U.K. sterling exchange rate against the U.S. dollar applied to net monetary assets denominated in U.K. sterling. Conversely, in 2000 and 1999, the exchange rate moved in the opposite direction.

The following table presents the underwriting ratios:

	2001	2000	1999
Loss and loss expense ratio	126.9%	72.8%	83.6%
Underwriting expense ratio	37.0%	41.5%	33.3%
Combined ratio	163.9%	114.3%	116.9%

The loss and loss expense ratio increased in the year ended December 31, 2001 compared to 2000 primarily due to net losses incurred for the September 11 event of approximately $215.8 million and other significant losses including the Toulouse petrochemical plant explosion and the airport loss event in Sri Lanka, totaling approximately $19.0 million. In addition, the Company experienced loss deterioration on business written in previous underwriting years of approximately $23.0 million. The underwriting expense ratio was lower in 2001 compared to 2000 primarily due to savings generated from merging the managing agency operations against a higher net premiums earned base.

The decrease in the loss ratio and increase in the expense ratio in 2000 over 1999 primarily reflected the effect of the sale of the motor business. In 1999, the motor business had a loss ratio of approximately 101.1% and an expense ratio of approximately 21.8%. Non-motor business written typically has lower loss ratios and higher commissions than the motor business. The increase in the expense ratio in 2000 was also principally due to additional reinsurance costs and a charge of $7.5 million for employee severance and other costs associated with the realignment of the Company's operations.

Reinsurance Operations

The following table summarizes the underwriting results for this segment (U.S. dollars in thousands):

General:	2001	% change 01 vs 00	2000	% change 00 vs 99	1999
Net premiums earned	$1,029,618	11.0%	$927,195	1.9%	$ 909,915
Fee income and other	(7,180)	NM	(2,197)	NM	–
Losses and loss expenses	1,428,772	115.4%	663,173	(4.2)%	692,269
Acquisition costs	292,069	18.1%	247,352	10.2%	224,359
Operating expenses	87,169	(14.7)%	102,132	0.1%	101,978
Exchange losses	4,062	5.0%	3,868	NM	1,286
Life:					
Life premiums earned	695,595	NM	–	–	–
Claims and policy benefit reserves	698,675	NM	–	–	–
Underwriting loss	$ (792,714)	NM	$ (91,527)	16.8%	$(109,977)

Underwriting results for the year ended December 31, 2001 were significantly affected by the September 11 event. Net premiums earned in 2001 increased over 2000 due to additional premiums earned in 2001, primarily on property lines, from increased premium rates and new business written. This was partially offset by approximately $120.4 million of net reinstatement premiums resulting from the September 11 event. Net premiums earned are expected to grow in 2002 due to continuing premium rate increases and the consolidation of the results of Le Mans Ré, in which the Company increased its ownership to 67% effective January 1, 2002.

The increase in net premiums earned in 2000 as compared to 1999 was mainly a result of an increase in net premiums written across most lines of business. In 2000, the Company had experienced some premium rate increases in the other property, marine, aviation and satellite lines of business. Pricing remained generally unchanged in the international property, excluding property catastrophe, and liability lines of business written by the Company. Partially offsetting this increase in net premiums earned was an increase in reinsurance costs incurred in 2000 over 1999, primarily relating to stop loss reinsurance policies where additional premiums became due once losses exceed certain levels.

Life premiums earned included $549.3 million related to a large contract consisting of long duration annuity reserves assumed in the fourth quarter of 2001. While the Company expects to write more of these contracts, the frequency of these transactions will likely be irregular. The remaining life premiums earned related to smaller contracts of a similar nature.

Fee income and other in 2001 and 2000 related primarily to non-underwriting costs for an outward reinsurance contract that did not exist in 1999.

The following table presents the underwriting ratios for this segment:

	2001	2000	1999
Loss and loss expense ratio	138.8%	71.5%	76.1%
Underwriting expense ratio	36.8%	37.7%	35.9%
Combined ratio	175.6%	109.2%	112.0%

Property catastrophe business has loss experience that is generally categorized as low frequency but high severity in nature. This may result in volatility in the Company's financial results for any fiscal year or quarter. Property catastrophe losses generally are notified and paid within a short period of time from the covered event.

Net losses and loss expenses in 2001 included $442.1 million related to the September 11 event, primarily on the property and aviation reinsurance lines of business. The combined ratio also increased in 2001 over 2000 due to the effects of the reinstatement premium expense noted above. In addition, net losses and loss expenses in 2001 included losses incurred related to continued adverse development in the casualty book of approximately $180.0 million in the 1997 through 1999 accident years. Actuarial assumptions are used to establish initial expected loss ratios employed in the actuarial methodologies from which the reserve for losses and loss expenses is derived. Such loss ratios are periodically adjusted to reflect comparisons with actual claims development, inflation and other considerations.

In addition, other large losses in 2001 totaled approximately $93.0 million, including the Sri Lanka airport loss, Tropical Storm Allison, the Petrobras loss in Brazil and the Seattle earthquake. Loss events in 2000, which included an oil refinery loss in Kuwait, several satellite losses and the Singapore Airlines loss, totaled approximately $95.0 million. Barring any significant catastrophes, the Company expects the combined ratio to improve significantly in 2002 due to business anticipated to be written at higher rates and at improved terms and conditions.

In 2000 and 1999, net losses and loss expenses incurred in the segment reflected a recovery of $33.5 million and $100.0 million respectively, under an intercompany stop loss arrangement. The loss and loss expense ratio in 2000 and 1999 would have been 75.1% and 87.1% respectively, had this arrangement not been in place. Included in net losses incurred in 2000 are loss reserve adjustments as discussed previously. Excluding the effects of the intercompany stop loss agreement, the loss ratio was higher in 1999 compared to 2000 due to a higher amount of catastrophe losses and a reserve adjustment of $95.0 million related to the merger with NAC. Catastrophe losses in 1999 included European windstorms, hailstorms in Sydney, tornadoes in Oklahoma and satellite losses totaling approximately $185.0 million. In addition, there was an increase in the loss ratio in 2000 and 1999 in the casualty reinsurance business related primarily to deterioration in premium rates as described above.

The underwriting expense ratio decreased in the year ended December 31, 2001 compared to the same period in 2000 primarily due to a reduction in operating expenses related to certain compensation expenses of approximately $7.0 million accrued in previous years.

The increase in the underwriting expense ratio in 2000 compared to 1999 is primarily due to lower net earned premiums in 2000 related to the additional stop loss reinsurance costs incurred. Excluding the effect of these costs, the underwriting expense ratio would have been 34.7% and 35.1% for 2000 and 1999, respectively.

The Company's casualty business included a minimal element of asbestos and environmental claims on business written prior to 1986. The Company's reserving process includes a supplemental evaluation of claims liabilities from exposure to asbestos and environmental claims, including related loss adjustment expenses. However, the Company's loss and loss expense reserves for such exposures, net of reinsurance, as of December 31, 2001, 2000 and 1999 is less than 1% of its total reserves. A reconciliation of the Company's gross and net liabilities for such exposures for the three years ending December 31, 2001 is set forth in Note 9 to the Consolidated Financial Statements.

Financial Products and Services Operations

The following table summarizes the underwriting profit for this segment (U.S. dollars in thousands):

General:	2001	% change 01 vs 00	2000	% change 00 vs 99	1999
Net premiums earned	$ 46,806	97.4%	$23,715	11.6%	$21,253
Fee income and other	32,286	102.8%	15,924	(40.9)%	26,924
Losses and loss expenses	19,491	NM	6,116	14.1%	5,361
Acquisition costs	3,730	NM	1,323	(37.2)%	2,108
Operating expenses	42,404	41.5%	29,969	79.8%	16,670
Underwriting profit	$ 13,467	NM	$ 2,231	(90.7)%	$24,038
Net unrealized losses on credit default swaps	$(41,552)	NM	–	NM	–

Net premiums earned in 2001 increased compared to 2000 due to significantly greater net premiums written in 2001 in the financial guaranty business. This translated into an increase in net premiums earned of approximately $8.8 million as such premiums are earned over a relatively long time period. In 2001, financial guaranty business included primary and secondary municipal portfolios, asset-backed securities, structured finance transactions and reinsurance assumed. In 2000, most of the business was treaty business assumed from one financial guaranty company. Net premiums earned in 2001 also included weather related risk management transactions. The increase in net premiums earned in 2001 also included approximately $9.8 million of installment premiums from credit default swaps

The increase in fee income for 2001 related to trading gains and the change in the fair value of weather risk management products, reflecting the continued growth in this business. An analysis of the Company's risk management, controls and methodologies is provided within "Quantitative and Qualitative Disclosure of Market Risk" on page F22.

The vast majority of financial guaranty coverage that is written in swap form pertains to tranches of collateralized debt obligations and asset backed securities, particularly the higher rated tranches with 91% covering A to AAA tranches. As at December 31, 2001, the financial guaranty operations executed credit default swaps with a par insured of $7.9 billion. Since most of the transactions tend to be unique and there is no traded market or any intention to sell such exposures, the Company marks such transactions to market by modeling its exposures and creating indices by using proxies of the spreads on similar categories of exposures. In the third and fourth quarters of 2001, spreads widened considerably causing a mark to market net unrealized loss of $41.6 million, included in net realized and unrealized gains and losses on derivative instruments. Credit downgrades or upgrades are included in the calculation of fair value. The model requires significant judgments to be made by management and is sensitive to changes in market conditions, particularly credit spreads.

The following table presents the underwriting ratios for the financial products and services segment:

	2001	2000	1999
Loss and loss expense ratio	41.6%	25.8%	25.2%
Underwriting expense ratio	98.6%	131.9%	88.4%
Combined ratio	140.2%	157.7%	113.6%

The Company's financial guaranty operations write business with an expected loss ratio of approximately 25%. The increase in the loss ratio in 2001 related to a loss on a weather related risk management contract. The corresponding hedge of this contract realized a weather related derivative gain that is recorded in fee income and other. In 2001, there were no credit events that resulted in incurred losses for credit default swaps in this segment.

The underwriting expense ratio decreased due to the increase in net premiums earned as a result of the change in presentation noted above. The high expense ratio reflects operating expenses incurred in the generation of fee income and other that is not included in the ratio calculation.

In 2002, the Company expects to begin underwriting business-owned life insurance and funding agreements as well as issuing municipal guaranteed investment contracts as part of the Company's strategy to expand its life business.

Investment Activities

The following table illustrates the change in net investment income and net realized gains and losses for each of the three years ended December 31, 2001 (U.S. dollars in thousands):

	2001	% change 01 vs 00	2000	% change 00 vs 99	1999
Net investment income	$562,606	3.7%	$542,500	3.3%	$525,318
Net realized (losses) gains on investments	$ (93,237)	NM	$ 45,090	NM	$ 66,800
Net realized and unrealized gains on investment derivative instruments (1)	$ 14,638	NM	$ 5,481	NM	$ 27,556
Annualized effective yield	5.09%	–	5.99%	–	5.85 %

(1) Excludes unrealized losses from changes in fair value of credit default swaps, discussed in the insurance operations excluding Lloyd's syndicates and financial products and services segments. For a summary of realized and unrealized gains and losses on derivative instruments and weather risk management products, see Note 14 to the Consolidated Financial Statements.

External investment professionals manage the Company's portfolio under the direction of the Company's management in accordance with detailed investment guidelines provided by the Company.

Net investment income increased in the year ended December 31, 2001 compared to 2000 due primarily to a higher investment base in 2001. The investment base in 2001 included the receipt of net funds of $1.1 billion related to new debt issued by the Company during the second and third quarters of 2001. As previously noted, the

Company also acquired the net assets of Winterthur International from July 1, 2001, increasing the Company's investment assets by $1.4 billion. In addition, in November 2001, the Company issued 9.2 million shares for net proceeds of $787.7 million. The effect of the higher investment base was offset by decreases in the general interest rate levels as a result of the lowering of rates by the Federal Reserve Bank through 2001. Investment income is not expected to increase significantly in 2002 from the increased premium flows, due to payments expected to be made with respect to the September 11 event and to the continued low level of investment rates. See further discussion in " – Financial Condition and Liquidity".

Assets related to deposit liabilities are included in investments available for sale. Interest earned on deposit liability assets is reduced by the investment expense related to the accretion of deposit liabilities. See further discussion in Note 6 and Note 11 to the Consolidated Financial Statements.

The investment base for 2000 declined as compared to 1999 as a result of claims payments, the repurchase of the Company's shares and the reallocation of assets to other strategic investments. The balance at December 31, 2000 included the reinvestment of investment income and realized gains, and the receipt of assets related to the loss portfolio transfers. These receipts were also offset by the transfer of assets to limited partnerships and affiliate investments. However, investment yields were higher in 2000 compared to 1999, which together with additional income derived from the asset accumulation business, resulted in higher net investment income.

Net realized losses on investments in 2001 included losses related to a write-down of certain of the Company's fixed income and equity securities available for sale of $66.4 million and certain other investments of $49.1 million, in circumstances where the Company believed there was an other than temporary decline in the value of those investments. To determine whether an investment has experienced an other than temporary decline, the Company applies the methodology as described in Note 2(f) to the Consolidated Financial Statements. As at December 31, 2001 and 2000, total investments available for sale and cash, net of the payable for investments purchased, were $13.0 billion and $9.1 billion, respectively.

Net realized gains in 2000 include a $54.1 million gain on the sale of the Company's investment in FSA Holdings, Inc. However, offsetting this gain, the Company incurred realized capital losses of approximately $66.2 million in certain other investments where the Company determined there to be an other than temporary decline in value of such investments.

Net realized investment gains in 1999 reflected the strong performance of the equity market. However, 1999 equity gains were offset by declining fixed income markets.

Net realized and unrealized gains on investment derivatives result from the Company's investment strategy to economically hedge against interest and foreign exchange risk within the investment portfolio. See "Quantitative and Qualitative Disclosure of Market Risk," and " – Financial Condition and Liquidity" for a more detailed analysis.

Other Revenues and Expenses

The following table sets forth other revenues and expenses of the Company for each of the three years ended December 31, 2001 (U.S. dollars in thousands):

	2001	% change 01 vs 00	2000	% change 00 vs 99	1999
Equity in net income of investment affiliates	$ 80,580	15.1%	$ 70,032	59.7%	$ 43,865
Equity in net (loss) income of insurance affiliates	(5,300)	NM	4,323	NM	(2,958)
Other foreign exchange gains	–	NM	55,159	NM	–
Amortization of intangible assets	58,569	NM	58,597	19.2%	49,141
Corporate operating expenses	92,355	49.1%	61,935	(30.4)%	89,037
Interest expense	65,350	103.3%	32,147	(14.0)%	37,378
Minority interest	2,113	93.3%	1,093	NM	220
Income tax	(189,914)	NM	(56,356)	42.4%	(39,570)

Equity in net income of investment affiliates includes returns from the Company's investments in closed-end investment funds. The increase in 2001 compared to 2000 and 2000 compared to 1999 is primarily due to increased returns and additional investment in these funds.

Equity in net income of insurance affiliates included a loss attributable to the Company's share of the loss in Le Mans Ré, mainly related to the September 11 event in 2001, and in Annuity & Life Re. This loss was partially offset by income related to the Company's share of income from FSA International. 1999 included a loss of $3.6 million related to Arch Capital (formerly Risk Capital), which was sold in 2000.

Other foreign exchange gains in 2000 related to the revaluation of a deposit liability denominated in U.K. sterling. The exchange rate movement on the assets matching this deposit liability was included in accumulated other comprehensive loss as those assets are designated as available for sale, and in net realized gains on sales of investments. Effective January 1, 2001, the Company reorganized its corporate and operational structure for U.K. sterling asset accumulation business such that exchange translation adjustments of this nature were largely matched against corresponding investment portfolio movements with minimal exchange rate effect on net income.

Amortization expense did not change significantly in 2001 from 2000. The increase in the amortization of intangible assets in 2000 compared to 1999 primarily related to a full year's charge for ECS and XL Specialty acquired in the second quarter of 1999. In 2002, following the adoption of Financial Accounting Standard 142, "Goodwill and Other Intangible Assets," goodwill and intangible assets with indefinite lives will not be amortized. The Company has commenced an initial assessment of the effect of the adoption of FAS 142 for goodwill, excluding Winterthur International, and will continue this assessment in accordance with the standard. Amortization expense may decrease in 2002 and future periods, however the assessment of any required impairment charge under the new standard has not yet been completed. See Note 2(t) to the Consolidated Financial Statements for further discussion.

Corporate operating expenses in 2001 included a charge of $14.0 million related to Winterthur International integration costs. Corporate operating expenses in 2000 included $5.7 million relating to charges for employee severance and other costs relating to the realignment of Company's operations. 1999 included $45.3 million of charges related to the merger with NAC. Excluding these charges, the net increase in corporate operating expenses in each of the years presented is due to the increase in the corporate infrastructure necessary to support the growing worldwide operations of the Company.

The increase in interest expense in 2001 over 2000 reflects the effect of $1.1 billion of new debt raised by the Company in the second and third quarters of 2001. The Company raised a further $600.0 million in Guaranteed Senior Notes in January 2002. $350.0 million of the amount raised was used to pay down outstanding revolving credit in February 2002 that would have expired in June 2002. Interest expense is expected to increase in 2002 as a result of a full year's charge for this incremental debt. The continuing existence of the debt at existing interest rates is dependent upon the Company's continued compliance with its debt covenants. For further discussion see the Company's financing structure as outlined in "–Financial Condition and Liquidity."

Decreases in interest expense in 2000 compared to 1999 reflect a reduction in debt carried by the Company through 2000 compared to 1999. The Company extinguished convertible debt assumed in connection with the NAC merger in 1999. In addition, the Company pooled capital with its existing operations as a result of acquisitions in the U.S. in 1999, which facilitated repayment of debt in the third quarter of 1999. This decrease was partially offset by interest expense related to interim borrowings used to finance the repurchase of shares in the year ended December 31, 2000.

The change in the Company's income taxes principally reflects the effects of losses arising from the September 11 event and the decline in the profitability of the U.S. operations for each year. Deterioration of the casualty book in 2001, 2000 and 1999 resulted in pre-tax net losses for U.S. operations, generating an income tax benefit for both years. The deferral of tax losses is evaluated based upon the future profitability of the Company's taxable entities and under current projections, the Company anticipates using this asset by 2007. The Company's net deferred tax asset at December 31, 2001 is $419.2 million, which consists principally of net operating losses generated by subsidiaries in the U.S. and U.K. Should the taxable income of these entities fall below expectations, a further valuation allowance may have to be established which could be significant. In addition, if any further losses are generated by these entities, these losses may not be tax effected. See Note 21 to the Consolidated Financial Statements.

Financial Condition and Liquidity

As a holding company, the Company's assets consist primarily of its investments in subsidiaries and the Company's future cash flows depend on the availability of dividends or other statutorily permissible payments from its subsidiaries. The ability to pay such dividends is limited by the applicable laws and regulations of the various countries the Company operates in, including, among others, Bermuda, the United States, Ireland, Switzerland and the United Kingdom, and those of the Society of Lloyd's. No assurance can be given that the Company or its subsidiaries will be permitted to pay dividends in the future.

The Company's ability to underwrite business is largely dependent upon the quality of its claims paying and financial strength ratings as evaluated by independent agencies. The Company regularly provides financial information to these agencies to both maintain and enhance existing ratings.

The Company's shareholders' equity at December 31, 2001 was $5.4 billion, of which $2.3 billion was retained earnings. Shareholders' equity included the issue of 9.2 million ordinary shares for net proceeds of $787.7 million during the year ended December 31, 2001 to support capital requirements following the September 11 event. These shares were issued under the Company's $1.5 billion universal shelf registration statement filed with the SEC in November 2001. Subsequently, this shelf was replaced by a substantially identical shelf.

The Company's balance sheet changed significantly since December 31, 2000. The assets and liabilities increased as a result of the purchase of Winterthur International and the effects of the September 11 event. The purchase of Winterthur International increased assets by $4.8 billion and liabilities by $4.6 billion at July 1, 2001. The September 11 event resulted in an increase in loss reserves and reinsurance recoverables of $1.8 billion and $1.1 billion, respectively. The Company's exposure to the September 11 event from Winterthur International is protected through a loss reserve seasoning mechanism. Both loss reserves and reinsurance recoverables increased by $321.0 million. See Notes 4 and 5 to the Consolidated Financial Statements.

The Company establishes reserves to provide for estimated claims, the general expenses of administering the claims adjustment process and for losses incurred but not reported. These reserves are calculated using actuarial and other reserving techniques to project the estimated ultimate net liability for losses and loss expenses. The Company's reserving practices and the establishment of any particular reserve reflect management's judgment concerning sound financial practice and does not represent any admission of liability with respect to any claims made against the Company's subsidiaries. No assurance can be given that actual claims made and payments related thereto will not be in excess of the amounts reserved.

The establishment of unpaid losses and loss expense reserves also includes reinsurance recoveries. Due to the size of the gross losses arising from the September 11 event and the related reinsurance recoveries and the magnitude of the September 11 event on the reinsurance industry, the Company, in addition to its normal review process, further analyzed the recoverability of these assets. Approximately 96% of the relevant reinsurers currently fall into Standard & Poor's financial strength rating categories or equivalent of A or better, with approximately 65% rated AA or better. Accordingly, the Company believes that substantially all insurance will be recoverable. An allowance has been established for estimated uncollectible recoverables. See Note 10 for further information on the Company's reinsurance.

As at December 31, 2001, currency translation adjustments were $37.3 million. This is shown as part of accumulated other comprehensive loss and primarily related to unrealized losses on foreign currency exchange rate movements at Winterthur International where some operations have a functional currency that is not the U.S. dollar.

Inflation can have an effect on the Company in that inflationary factors can increase damage awards and potentially result in larger claims. The Company's underwriting philosophy is to adjust premiums in response to inflation, although this may not always be possible due to competitive pressure. Inflationary factors are considered in determining the premium level on any multi-year policies at the time contracts are written.

The Company's liquidity depends on operating, investing and financing cash flows, discussed below.

Certain business written by the Company has loss experience generally characterized as having low frequency and high severity. This may result in volatility in both the Company's results and operational cash flows. Operational cash flows during 2001 improved compared to 2000 primarily due to growth in premiums written, including life premiums. Cash flow has not yet been negatively affected by the September 11 event as the majority of losses are in unpaid loss and loss reserves at December 31, 2001. Settlement of these claims is expected to occur mostly throughout 2002. Due to their nature, recoveries are expected to lag. This cash outflow is expected to be partially offset by an anticipated increased flow of premiums in 2002. The Company has reviewed the anticipated cash flow from the September 11 event and believes it has sufficient liquidity to meet its obligations due to the additional capital raised and debt issued in 2001.

In 2001, 2000 and 1999, the total amount of net losses paid by the Company was $1.8 billion, $1.7 billion and, $1.1 billion respectively. The increase in 2001 compared to 2000 is due to growth in operations and the acquisition of Winterthur International. The increase in 2000 compared to 1999 is due to an increase in the amount of net premiums written by the Company, together with losses paid for the settlement of previously established reserves, particularly catastrophe losses. The higher amount of paid claims in 2000 compared to 1999 contributed to lower operational cash flow in 2000 as compared to 1999.

In 2001, the Company made the following significant investments:

(1) On July 25, 2001, the Company completed the acquisition of Winterthur International. This was an all-cash transaction preliminarily valued at approximately $405.6 million at that date. The preliminary purchase price of the acquisition was based on audited financial statements as at December 31, 2000 for the business acquired, and is subject to adjustment based on the audited June 30, 2001 financial statements of Winterthur International. These audited financial statements are not expected to be completed until later in 2002. The Company does not anticipate any significant income statement impact related to the completion of these audited statements. See Note 5 to the Consolidated Financial Statements for further information.

(2) The Company acquired The London Assurance Company of America, Inc., a shell company licensed in forty five U.S. states, for the purpose of obtaining licenses for the financial guaranty operations of the Company. The cost of the acquisition less cash acquired was $16.5 million.

(3) The Company invested a further $185.1 million in affiliates, the majority of which related to investment fund affiliates, and a further $109.0 million in limited partnerships and other investments.

The Company has had several share repurchase programs in the past as part of its capital management strategy. On January 9, 2000, the Board of Directors authorized a program for the repurchase of shares up to $500.0 million. The repurchase of shares was announced in conjunction with a small dividend increase of $0.04 per share per annum. Under this plan, the Company has purchased 6.6 million shares at an aggregate cost of $364.6 million or an average cost of $55.24 per share. The Company has $135.4 million remaining in its share repurchase authorization.

As at December 31, 2001, the Company had bank, letter of credit and loan facilities available from a variety of sources, including commercial banks, totaling $4.4 billion of which $1.6 billion in debt was outstanding. In addition, $2.0 billion of letters of credit were outstanding as at December 31, 2001, 5% of which were collateralized by the Company's investment portfolio supporting U.S. non-admitted business and the Company's Lloyd's capital requirements.

During 2001 and 2000, borrowings under these facilities were $1.2 billion and $250.3 million, respectively, and repayments under the facilities were $50.0 million and $211.0 million, respectively. Borrowings in 2001 were used to repurchase $66.4 million of the Company's shares and for general corporate purposes. The borrowings in 2000 were used as interim funding of share buybacks and were repaid using funds from the equity portfolio. The total pre-tax interest expense on notes and debt outstanding during the years ended December 31, 2001 and 2000 was $65.4 million and $32.1 million, respectively. Associated with the Company's bank and loan commitments are various loan covenants with which the Company was in compliance throughout the year ended December 31, 2001. The Company amended its facilities following the September 11 event in order to modify certain covenants going forward, although as stated above, the Company was in compliance throughout 2001. These facilities contain various cross default provisions and covenants, including a minimum rating requirement, as further described below under "Cross Defaults and Other Provisions In Debt Documents".

In connection with the weather risk management business, the Company issues guaranties to counterparties in most of its transactions. As of December 31, 2001, a majority of the Company's outstanding weather contracts were due to mature on or before December 31, 2002, at which time the Company may terminate any associated guaranties or continue to enter into new transactions which would extend the obligations under such associated guaranties.

The following tables present the Company's indebtedness under outstanding securities and lenders' commitments as at December 31, 2001 (U.S. dollars in thousands):

				Payments due by period			
Notes Payable and Debt	Commitment	In Use	Year of Expiry	Less than 1 year	1 to 3 years	4 to 5 years	After 6 Years
364-day revolver	$ 500,000	$ –	2002	$ –	$ –	$ –	$ –
5-year revolver (1)	250,000	250,000	2002	250,000	–	–	–
5-year revolver (1)	100,000	100,000	2002	100,000	–	–	–
7.15% Senior Notes	100,000	99,970	2005	–	–	100,000	–
6.58% Guaranteed Senior Notes	255,000	255,000	2011	–	–	–	255,000
Zero Coupon Convertible Debentures (2)	609,692	609,692	2021	–	–	–	1,010,833
Liquid Yield Option Notes™ (2)	290,147	290,147	2021	–	–	–	508,842
Other operating debt	68	68	2002	68	–	–	–
Total	$2,104,907	$1,604,877		$350,068	$ –	$100,000	$1,774,675

(1) These revolvers were repaid in full on February 19, 2002 and have been terminated.

(2) "Commitment" and "In Use" data represent December 31, 2001 accreted values. "After 6 years" data represents ultimate redemption values for 2021. The convertibles may be "put" or converted by the bondholders at various times prior to the 2021 redemption date. The Company may also choose to "call" the debt from May and September 2004 onwards.

				Amount of Commitment Expiration Per Period			
Other Commercial Commitments	Commitment	In Use	Year of Expiry	Less than 1 year	1 to 3 years	4 to 5 years	After 6 Years
Letter of Credit Facilities (1)	$2,274,000	$2,029,000	2002	$2,274,000	–	–	–

(1) The Company entered into a new secured letter of credit facility in January 2002. The $150.0 million facility is unutilized and will expire at the end of 2002.

The Company has several letter of credit facilities provided on a syndicated and bilateral basis from commercial banks and, in the case of the Winterthur International operations, from the previous owner of those operations. These facilities are utilized to support non-admitted insurance and reinsurance operations in the U.S. and capital requirements at Lloyd's. All of the commercial facilities are scheduled for renewal during 2002, and the Winterthur International arrangement will also terminate during 2002. In addition to letters of credit, the Company has established insurance trusts in the U.S. that provide cedents with statutory relief required under state insurance regulation in the U.S. It is anticipated that the commercial facilities will be renewed on expiry but such renewals are subject to the availability of credit from banks utilized by the Company. In the event that such credit support is insufficient, the Company could be required to provide alternative security to cedents. This could take the form of additional insurance trusts supported by the Company's investment portfolio or funds withheld using the Company's cash resources. The value of letters of credit required is driven by, among other things, loss development of existing reserves, the payment pattern of such reserves, the expansion of business written by the Company and the loss experience of such business.

In January 2002, the Company issued $600.0 million par value 6.5% Guaranteed Senior Notes due January 2012 under the Company's universal shelf registration statement referred to above. The Company has approximately $900.0 million remaining in capacity under this shelf registration statement. The issue price was $99.469 with gross proceeds of $596.8 million. The notes were issued through a finance vehicle referred to under "Special Purpose Vehicles and Other Off-Balance Sheet Arrangements" below and were guaranteed by XL Capital Ltd.

Convertible Debt Securities

In 2001, the Company consummated two convertible debt securities as further described below and in the indentures relating to such bonds. These bonds carry a zero coupon, meaning that, under normal circumstances, the Company is not required to pay cash interest at any time during the life of the bonds or at maturity.

In May 2001, the Company issued $1,010.8 million principal amount at maturity (subject to adjustment in the event there is an upward interest adjustment) of Zero Coupon Convertible Debentures ("CARZ") at $593.57 per bond and, unless converted or repaid before their due date of May 2021, they will be repaid in May 2021 at $1,000 per bond, at a total cost of $1.01 billion. The accretion rate is 2.625% per annum on a semi-annual basis or 2.6422% per annum on an annual basis. In September 2001, the Company also issued $508.8 million principal amount at maturity (subject to adjustment in the event there is an upward interest adjustment) of Liquid Yield Option Notes™ ("LYONs") at an initial price of $565.01 per bond. The LYONs will also be repaid at $1,000 each, unless converted or repaid before their due date of September 2021, at a total cost of $508.8 million. The accretion rate on the LYONs is 2.875% per annum on a semi-annual basis or 2.89566% per annum on an annual basis. Although both the CARZ and LYONs are due to be repaid in 2021, there are several features that may result in the bonds being repaid or converted into the Company's Class A Ordinary Shares before the redemption date. As these features include market-driven features and options available to the Company and bondholders, it is not possible to determine if the bonds will remain outstanding until their scheduled maturity in 2021.

Each of the CARZ and LYONs provide the bondholders the right to require the Company to repurchase the bonds on predetermined dates ("put" dates) at predetermined values as set forth in the relevant indenture. The put dates for the CARZ occur on May 23 of 2002, 2004, 2006, 2008, 2011 and 2016. The put dates for the LYONs occur on September 7 of 2002, 2003, 2004, 2006, 2008, 2011 and 2016. The Company may, at its option, pay the repurchase price in cash or Class A ordinary shares or a combination thereof.

In addition, each of the CARZ and LYONs provide for a contingent conversion feature that gives the bondholders the right to convert the bonds into the Company's shares at other times during the life of the bonds should the market price of the Company's shares trade at certain levels. Accordingly, if the Company's share price is at least 110% of the accreted conversion price for at least twenty of the thirty days during the relevant conversion period, the bondholders would have the right to convert the bonds into Class A Ordinary Shares. If converted for shares, each CARZ would be converted into 5.9467 shares and each holder of a LYONs would receive 5.277 shares. The accreted values would be determined by applying the accretion rate to the initial issue price. In the example of CARZ, the accreted price on May 23, 2002 will be $609.25 determined by adding one year's accretion of 2.6422% per annum on an annual basis to the original issue price of $593.57.

The holders of each of the CARZ and LYONs also have the right to convert the bonds for shares in the event that the trading price of the bonds for a predetermined period falls below 95% of the value of the equivalent number of shares, provided however, if the shares are trading at a predetermined premium to the accreted price of the bonds, holders may receive cash, shares or a combination thereof in lieu of shares upon conversion.

These bonds also provide for interest rates to be adjusted in the event that the Company's stock price falls below levels specified in the relevant indenture relative to the conversion price.

In addition, in the event that the credit ratings assigned to the bonds by Standard & Poor's fall below the specified level of BBB+, the bonds would be convertible into shares at 5.9467 shares per CARZ and 5.277 per LYON. The rating assigned to the bonds at the time of issue was A+. Some corporate transactions, such as a change of control of the Company, would give the bondholders the right to require the Company to repurchase the bonds at the accreted value of the bonds at that time.

The bonds become immediately due if an event of default occurs and 25% or more of the bondholders demand repayment of the accreted value at the time of such event. Such an event of default would include failure to pay amounts due on the notes, an event of default occurring under the Company's other credit facilities, or certain other events such as bankruptcy or insolvency of the Company. A further description of the events of default are contained in the indentures and consequences to the Company are described under "Cross Default and Other Provisions in Debt Documents".

The bonds are also callable as the Company has the right to redeem the bonds for cash, in full or in part, at their accreted value at any time after May 23, 2004, in the case of the CARZ, and September 7, 2004, in the case of the LYONs.

The puts and the interest rate adjustment features embedded in the CARZ and LYONs are considered derivatives and are subject to fair value. There is currently minimal value ascribed to the puts, as the contingent events of these features are considered unlikely to occur or to the interest rate adjustment feature due to the current trading value of the bonds. Due to the contingent nature of the conversion features of these debt securities, there is no impact on fully diluted earnings (loss) per share at this time.

Cross-Default and Other Provisions in Debt Documents

The following describes certain terms of the documents referred to below. All documents referred to below have been filed with the SEC and should be referred to for an assessment of the complete contractual obligations of the Company.

In general, all of the Company's bank facilities, indentures and other documents relating to the Company's outstanding indebtedness (collectively, the "Company's Debt Documents"), as described above, contain cross default provisions to each other and the Company's Debt Documents (other than the LYONs, CARZ and 6.5% Guaranteed Senior Notes indentures) contain affirmative covenants. These covenants provide for, among other things, minimum required ratings of the Company's insurance and reinsurance operating subsidiaries (other than its AAA financial guaranty companies) and the level of secured indebtedness in the future. In addition, generally each of the Company's Debt Documents provide for an event of default in the event of a change of control of the Company or some events involving bankruptcy, insolvency or reorganization of the Company. The Company's credit facilities and the 6.58% Guaranteed Senior Notes also contain minimum consolidated net worth covenants.

Under the Company's 364-day facility, five-year credit facilities and ten-year private placement notes described above, in the event that the Company fails to maintain a claims paying rating of at least A from A.M. Best or the Company's insurance and reinsurance rated operating subsidiaries (other than its AAA financial guaranty companies) fail to maintain a rating of at least A from S&P, an event of default would occur.

Each of the LYONs, CARZ and 6.5% Guaranteed Senior Notes indentures contains a cross default provision. In general, in the event that the Company defaults in the payment of indebtedness in the amount of $50.0 million or more, an event of default would be triggered under both the LYONs and 6.5% Guaranteed Senior Notes indentures. Under the CARZ indenture, in the event that the Company defaults in the payment of indebtedness in the amount of $100 million or more, an event of default would be triggered.

Given that all of the Company's Debt Documents contain cross default provisions, this may result in all holders declaring such debt due and payable and an acceleration of all debt due under those documents. If this were to occur, the Company may not have funds sufficient at that time to repay any or all of such indebtedness.

In addition, the Company's unsecured Lloyd's letter of credit facility provides that, in the event that the Company's insurance and reinsurance rated operating subsidiaries fall below A (as generally measured by the lower of the financial strength rating from A.M. Best or S&P at any time), the facility would then be required to be fully secured by the Company, at which time the Company would be required to either (i) provide an amount in cash to cover an amount equal to the aggregate letters of credit outstanding at that time or (ii) deposit assets in trust securing 105% of the aggregate letters of credit outstanding at that time. If this were to occur, the Company may not be able to provide the collateral required in order to maintain this facility.

Special Purpose Vehicles and Other Off-Balance Sheet Arrangements

The Company utilizes special purpose vehicles to a limited extent both indirectly and directly in the ordinary course of the Company's business. At the transactional level, the Company provides various forms of credit enhancement including financial guaranty insurance and reinsurance of structured transactions backed by pools of assets of specified types, municipal obligations supported by the issuers' ability to charge fees for specified services or projects, and corporate risk based obligations including essential infrastructure projects and obligations backed by receivables from future sales of commodities and other specified services. The obligations related to these transactions are often securitized through off-balance sheet vehicles. In synthetic transactions, the Company guarantees payment obligations of counterparties, including special purpose vehicles, under credit default swaps referencing asset portfolios. The Company only provides financial guaranty insurance, or indirectly reinsurance, of these vehicles for fixed premiums at market rates but does not hold any equity positions or subordinated debt in these off-balance sheet arrangements. Accordingly, these vehicles are not consolidated.

The Company has a 38% direct investment in an asset-backed commercial paper company that invests funds provided through a commercial paper and a Euro Medium Term Note program. The assets of this company are guaranteed by an unrelated third party. The Company has a further indirect investment that does not provide any additional control. The Company accounts for this investment on an equity basis. The Company has loaned a $30.0 million note to this investment company. The investment company has assets and liabilities of $950.0 million at December 31, 2001 and generated income net of start-up costs totaling $1.2 million. The Company believes its investment in this company and note receivable are realizable

The Company created XL Capital Finance (Europe) plc to facilitate the January 2002 issue of 6.5% Guaranteed Senior Notes referred to above. This finance vehicle is wholly-owned and controlled by the Company and, therefore, will be consolidated in the Company's consolidated financial statements.

Recent Accounting Pronouncements

See Note 2(t) to the Consolidated Financial Statements for a discussion on recent accounting pronouncements.

Current Outlook

Prior to the September 11 event, premium rates in 2001 across the majority of the Company's property and casualty lines of business had begun to increase after several years of intense competition. Since the September 11 event, the largest ever man-made insured loss in recent history, premium rates, terms and conditions have significantly improved. The favorable changes have also had the effect of attracting new entrants to the industry, which to date has only affected the Company to a limited extent. The Company believes that, given its global presence with the acquisition of Winterthur International, it is well positioned to participate in a strong recovery in the property and casualty insurance and reinsurance markets.

Quantitative and Qualitative Disclosure of Market Risk

The Company is exposed to potential loss from various market risks, including changes in interest rates, foreign currency exchange rates, equity prices and commodity values, as it relates to the Company's participation in the weather risk management market. The Company manages its market risks based on guidelines established by senior management. The Company enters into derivatives and other financial instruments for trading and risk management purposes. These derivative instruments are carried at fair market value with the resulting gains and losses recognized in income in the period in which they occur.

This risk management discussion and the estimated amounts generated from the sensitivity and value-at-risk ("VaR") analyses presented in this document are forward-looking statements of market risk assuming certain adverse market conditions occur. Actual results in the future may differ materially from these estimated results due to, among other things, actual developments in the global financial markets. The results of analysis used by the Company to assess and mitigate risk should not be considered projections of future events of losses. See generally "Cautionary Note Regarding Forward-Looking Statements."

Commodity Risk

The Company offers weather risk management products in insurance or derivative form to end-users, while hedging the risks in the over-the-counter and exchange traded derivatives markets. In addition to entering into transactions with end-users, the Company also maintains a weather derivatives trading portfolio. As of the year ended December 31, 2001, a majority of the Company's outstanding weather contracts were due to mature on or before December 31, 2002. The fair values of these transactions are determined using quantitative analysis. The models used to determine these fair values are consistent with the models used to estimate the Company's VaR exposure to weather risk.

Market Risk

Market risk for the Company's commodity portfolio relates to changes in underlying weather conditions (i.e., changes in climatic variables such as temperature and precipitation). The Company has underwritten risks in Asia, Europe, and North America, with its primary market risk related to temperature changes within the United States.

The Company manages its weather portfolio by employing a variety of strategies. These strategies include geographical and directional diversification of risk exposures, direct hedging within the capital markets, and reinsurance. Portfolio risk management is undertaken on a Company-wide basis, rather than on an individual product basis, to maintain a portfolio that the Company believes is well diversified and which remains within the aggregate risk tolerance as established by the Company's senior management.

Value-at-Risk

A statistical technique known as VaR is one of the tools used by management to measure, monitor and review the market risk exposures of the Company's weather risk portfolio. VaR, as it relates to commodity risk, is calculated on a daily basis by the Company's risk management professionals and distributed daily to the appropriate members of management. The Company estimates VaR based on the historical simulation of each of the seasonal books into which weather transactions are segregated.

The Company's high, low and average aggregate seasonal VaR amounts during 2001 were $48.6 million, $4.7 million and $30.1 million, respectively, calculated at a 99% confidence level. The Company calculates its aggregate VaR by summing the VaR amounts for each of its seasonal portfolio. Since VaR statistics are estimates based on historical position and market data, VaR should not be viewed as an absolute, predictive gauge of future financial performance or as a way for the Company to predict risk. There can be no assurance that the Company's actual future losses will not exceed its VaR amounts.

Credit Risk

The Company is exposed to credit risk, or the risk that counterparties to weather transactions will fail to perform their contractual payment or other obligations leading to possible losses. In order to control its risk exposures, the Company has implemented a credit risk control framework centered on a management credit committee, credit policies and credit limits. All credit-sensitive transactions are reviewed and approved by the Company's risk management personnel and/or management credit committee and exposures are accommodated under authorized credit limits before the Company enters into weather derivative transactions. To address counterparty risk concerns and to support credit exposures in certain cases, the Company may require counterparties to provide a guaranty or a letter of credit or to post margin or collateral. The Company monitors its credit exposures on a continual basis to ensure adherence to all policies and limits.

The following table summarizes the movement in the fair value of contracts outstanding during the year ended December, 31, 2001 (U.S. dollars in thousands):

Fair value of contacts outstanding, beginning of the year	$ –
Contracts realized or otherwise settled	(22,626)
Fair value of new contracts	38,072
Other changes in fair value	(16,550)
Fair value of contracts outstanding, end of year	$ (1,104)

The following table summarizes the maturity of contracts outstanding at December 31, 2001 (U.S. dollars in thousands):

Source of Fair Value	Less than 1 Year	1–3 Years	4–5 Years	Greater than 5 Years	Total Fair Value
Prices actively quoted	$ 39	$ –	$ –	$ –	$ 39
Prices based on models and other valuation methods	(2,369)	1,226	–	–	(1,443)
Total fair value of contracts outstanding	$(2,330)	$1,226	$ –	$ –	$(1,104)

The Company seeks to identify, assess, monitor and manage, in accordance with defined policies and procedures its market, credit, operational and legal risks. The Company's senior management takes an active role in the risk management process and has developed and implemented policies and procedures that require specific administrative and business functions to assist in the identification, assessment and control of various risks. Due to the changing nature of the global marketplace, the Company's risk management policies, procedures and methodologies are evolving and are subject to ongoing review and modification. Market, credit, operational, legal and other risks are inherent in the Company's weather risk management business and cannot be wholly eliminated or reduced despite the Company's risk management policies, procedures and methodologies, which are subject to limitations and assumptions.

Beginning in 2002, the Company anticipates entering the energy risk management market, particularly in respect of natural gas and electricity, and applying methodologies for determining fair value and VaR generally consistent with those used in relation to its weather based business.

Operational Risk

Operational risk refers generally to the risk of loss resulting from the Company's weather risk trading operations, including, but not limited to, improper or unauthorized execution and processing of transactions, deficiencies in the Company's operating systems, and inadequacies or breaches in the Company's control procedures and processes. The Company relies on the ability of its employees and systems to process its transactions, because weather transactions may cross multiple markets and involve different currencies. In the event of a breakdown or improper operation of systems or improper action by employees, the Company could suffer, among other things, financial loss, regulatory sanctions, reputation damage or other material adverse consequences.

In order to mitigate and control operational risk, the Company has developed and continues to enhance specific policies and procedures that are designed to identify and manage operational risk at appropriate levels. For example, the Company's weather risk management business has implemented procedures that require that all transactions are accurately recorded and properly reflected in the Company's books and records and are confirmed with counterparties at least annually. Critical systems are backed up on a daily basis, and redundancies are built into the systems as deemed appropriate. The Company also uses periodic self-assessments and internal audit reviews as a further check on operational risk. Moreover, trading position valuations are subject to periodic independent review and audit.

Legal Risk

Legal risk, generally, is the risk that a derivative transaction will not be properly documented. Proper documentation is critical to assure not only that a counterparty has the authority to enter into the transaction, but also that derivative transactions are enforceable as negotiated between parties and excluded from preferential transfer provisions in the event of counterparty insolvency. As a result, the Company obtains an executed International Swap Dealers Association, Inc. ("ISDA") Master Agreement or a form of confirmation which incorporates by reference the ISDA Master Agreement and Schedule.

The ISDA Master Agreement Schedule adopted and periodically enhanced by the Company incorporates, among other provisions, the following contractual protections: the netting of transactions between the Company and the counterparty; a right of set-off for the Company; a representations and warranties provision; and a customized event of default and termination section (typically based upon credit ratings downgrades identified by the Company's risk management department). Further, legal documentation may be required when the Company enters into a weather derivative transaction with a non-U.S. counterparty.

The Company anticipates that further regulation of weather and energy derivative contracts is reasonably likely to occur based upon recent events and failures in the energy market. Based upon the evolving regulatory developments in energy trading, the Company will continue to monitor and enhance its credit, operational and legal procedures and processes to comply with future regulation.

Investment Market Risk

The Company's investment portfolio consists of fixed income and equity securities, denominated in both U.S. and foreign currencies. Accordingly, earnings will be affected by, among other things, changes in interest rates, equity prices and foreign currency exchange rates. External investment professionals manage the Company's portfolio under the direction of the Company's management in accordance with detailed investment guidelines provided by the Company. These guidelines encompass investments in derivatives. Derivatives can only be utilized for purposes of managing interest rate risk, foreign exchange risk and credit risk, provided the use of such instruments are incorporated in the overall portfolio duration, spread, convexity and other relevant portfolio metrics. The use of derivatives is not permitted to economically leverage the portfolio outside of the stated guidelines.

Value-at-Risk

VaR is one of the tools used by management to measure potential losses in fair values using historical rates, market movements, credit spreads and default rates to estimate the volatility and correlation of these factors to calculate the maximum loss that could occur over a defined period of time given a certain probability. The VaR of the investment portfolio and all investment related derivatives at December 31, 2001 was approximately $351.0 million and $18.0 million, respectively.

VaR Methodology, Assumptions and Limitations

The Company's investment VaR is computed by an affiliate that uses a technique called "Monte Carlo simulation." The Monte Carlo simulation projects thousands of possible different prices of equity securities, fixed income securities, derivatives and currencies, taking into account the volatility of each security and the historical correlation between security price changes in a one-month forecast horizon. VaR is calculated based on a 95% confidence level and the result is presented as an absolute VaR.

Interest Rate and Equity Price Risk

An immediate 100 basis point adverse shift in the treasury yield curve would result in a decrease in total return of 5.0% or $542.0 million on the Company's fixed income portfolio as of December 31, 2001. In evaluating the impact of price changes of the equity portfolio, a 10% change in equity prices would affect total return by approximately $55.0 million at December 31, 2001.

The Company has short-term debt and long-term debt outstanding. Interest rates on short-term debt are LIBOR based. Accordingly, any changes in interest rates will affect interest expense.

The Company also uses derivative investments to add value to the investment portfolio where market inefficiencies are believed to exist, to equitize cash holdings of equity managers and to adjust the duration of a portfolio of fixed income securities to match the duration of related deposit liabilities.

At December 31, 2001, bond and stock index futures outstanding were $695.6 million with underlying investments having a market value of $9.7 billion. Losses of $1.0 million were realized on these contracts for the year ended December 31, 2001. A 10% appreciation or depreciation of these derivative instruments would have resulted in realized gains and realized losses of $82.4 million, respectively. The Company reduces its exposure to these futures through offsetting transactions, including options and forwards.

Foreign Currency Exchange Risk

The Company uses foreign exchange contracts to manage its exposure to the effects of fluctuating foreign currencies on the value of certain of its foreign currency fixed maturities and equity investments. These contracts are not designated as specific hedges for financial reporting purposes and therefore, realized and unrealized gains and losses on these contracts are recorded in income in the period in which they occur. These contracts generally have maturities of three months or less. In addition, where the Company's investment managers believe potential gains exist in a particular currency, a forward contract may not be entered into. At December 31, 2001, forward foreign exchange contracts with notional principal amounts totaling $45.6 million were outstanding. The fair value of these contracts as at December 31, 2001 was $45.7 million with unrealized gains of $0.1 million. For the year ended December 31, 2001, realized gains of $5.3 million and unrealized gains of $2.3 million were recorded in net realized and unrealized gains and losses on derivative instruments. Based on this value, a 10% appreciation or depreciation of the U.S. dollar as compared to the level of other currencies under contract at December 31, 2001 would have resulted in approximately $23.5 million of unrealized losses and $18.4 million in unrealized gains, respectively.

Credit Risk

The Company is exposed to credit risk in the event of non-performance by the other parties to the forward contracts, however the Company does not anticipate non-performance. The difference between the notional principal amounts and the associated market value is the Company's maximum credit exposure.

Embedded Debt Derivatives

The puts and the interest rate adjustment features embedded in the CARZ and LYONs are considered derivatives and are subject to fair value. There is currently minimal fair value ascribed to (i) the puts, as the contingent events of these features are considered unlikely to occur or (ii) the interest rate adjustment feature due to the current trading value of the bonds.

Cautionary Note Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 ("PSLRA") provides a "safe harbor" for forward-looking statements. Any prospectus, prospectus supplement, the Company's Annual Report to Shareholders, any proxy statement, any other Form 10-K, Form 10-Q or Form 8-K of the Company or any other written or oral statements made by or on behalf of the Company may include forward-looking statements which reflect the Company's current views with respect to future events and financial performance. Such statements include forward-looking statements both with respect to the Company in general, and the insurance, reinsurance and financial products and services sectors in particular (both as to underwriting and investment matters). Statements which include the words "expect", "intend", "plan", "believe", "project", "anticipate", "will", and similar statements of a future or forward-looking nature identify forward-looking statements for purposes of the PSLRA or otherwise.

All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements. The Company believes that these factors include, but are not limited to, the following: (i) rate increases and improvements in terms and conditions may not be as large or significant as the Company is currently projecting; (ii) the size of the Company's claims may change due to the preliminary nature of reports and estimates of loss and damage, particularly in relation to the attacks in the United States on September 11, 2001; (iii) the timely and full recoverability of reinsurance placed by the Company with third parties; (iv) the projected amount of ceded reinsurance recoverables and the ratings and creditworthiness of reinsurers may change; (v) the timing of claims payments being faster or the receipt of reinsurance recoverables being slower than anticipated by the Company; (vi) ineffectiveness or obsolescence of the Company's business strategy due to changes in current or future market conditions; (vii) increased competition on the basis of pricing, capacity, coverage terms or other factors; (viii) greater frequency or severity of claims and loss activity, including as a result of natural or man-made catastrophic events, than the Company's underwriting, reserving or investment practices anticipate based on historical experience or industry data; (ix) developments in the world's financial and capital markets which adversely affect the performance of the Company's investments and the Company's access to such markets; (x) the potential impact of U.S. solutions to make available insurance coverage for acts of terrorism; (xi) developments in the Enron Corp. bankruptcy proceedings or other developments related to Enron Corp. insofar as they affect property and casualty insurance and reinsurance coverages; (xii) availability of borrowings and letters of credit under the Company's credit facilities; (xiii) changes in regulation or tax laws applicable to the Company and its subsidiaries, brokers or customers; (xiv) acceptance of the Company's products and services, including new products and services; (xv) changes in the availability, cost or quality of reinsurance; (xvi) changes in the distribution or placement of risks due to increased consolidation of insurance and reinsurance brokers; (xvii) loss of key personnel; (xviii) the effects of mergers, acquisitions and divestitures, including, without limitation, the Winterthur International acquisition; (xix) changes in rating agency policies or practices; (xx) changes in accounting policies or practices; (xxi) legislative or regulatory developments; (xxii) changes in general economic conditions, including inflation, foreign currency exchange rates and other factors; (xxiii) the effects of business disruption or economic contraction due to terrorism or other hostilities; and (xxiv) the other factors set forth in the Company's other documents on file with the SEC. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein or elsewhere. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

XL CAPITAL LTD

CONSOLIDATED BALANCE SHEETS AS AT DECEMBER 31, 2001 AND 2000

(U.S. dollars in thousands, except share amounts)

ASSETS

	2001	2000
Investments:		
Fixed maturities at fair value (amortized cost: 2001, $10,945,568; 2000, $8,714,196)	$10,831,927	$ 8,605,081
Equity securities, at fair value (cost: 2001, $575,090; 2000, $515,440)	547,805	557,460
Short-term investments, at fair value (amortized cost: 2001, $1,050,015; 2000, $347,147)	1,050,113	339,007
Total investments available for sale	12,429,845	9,501,548
Investments in affiliates	1,037,344	792,723
Other investments	273,528	177,651
Total investments	13,740,717	10,471,922
Cash and cash equivalents	1,863,861	930,469
Accrued investment income	180,305	143,235
Deferred acquisition costs	394,258	309,268
Prepaid reinsurance premiums	846,081	391,789
Premiums receivable	2,182,348	1,119,723
Reinsurance balances receivable	1,246,106	196,002
Unpaid losses and loss expenses recoverable	5,033,952	1,339,767
Intangible assets (accumulated amortization: 2001, $194,045; 2000, $135,476)	1,616,943	1,591,108
Deferred tax asset, net	419,222	152,168
Other assets	439,282	296,501
Total assets	$27,963,075	$16,941,952

LIABILITIES AND SHAREHOLDERS' EQUITY

	2001	2000
Liabilities:		
Unpaid losses and loss expenses	$11,825,680	$ 5,672,062
Deposit liabilities and policy benefit reserves	2,374,164	1,209,926
Unearned premiums	2,682,089	1,741,393
Notes payable and debt	1,604,877	450,032
Reinsurance balances payable	1,672,122	441,900
Net payable for investments purchased	1,247,027	1,372,476
Other liabilities	1,071,402	439,433
Minority interest	48,530	41,062
Total liabilities	$22,525,891	$11,368,284
Commitments and Contingencies		
Shareholders' Equity:		
Authorized, 999,990,000 Class A ordinary shares, par value $0.01 Issued and outstanding: (2001, 134,734,491; 2000, 125,020,676)	$ 1,347	$ 1,250
Contributed surplus	3,378,549	2,497,416
Accumulated other comprehensive loss	(213,013)	(104,712)
Deferred compensation	(27,177)	(17,727)
Retained earnings	2,297,478	3,197,441
Total shareholders' equity	$ 5,437,184	$ 5,573,668
Total liabilities and shareholders' equity	$27,963,075	$16,941,952

See accompanying Notes to Consolidated Financial Statements

XL CAPITAL LTD

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

(U.S. dollars in thousands, except per share amounts)

	2001	2000	1999
Revenues:			
Net premiums earned – general operations	$2,779,927	$2,035,240	$1,750,006
Net premiums earned – life operations	695,595	–	–
Net investment income	562,606	542,500	525,318
Net realized (losses) gains on investments	(93,237)	45,090	66,800
Net realized and unrealized (losses) gains on derivative instruments	(12,176)	5,481	27,556
Equity in net income of investment affiliates	80,580	70,032	43,865
Fee income and other	43,464	14,793	100,400
Total revenues	4,056,759	2,713,136	2,513,945
Expenses:			
Net losses and loss expenses incurred – general operations	2,918,898	1,432,559	1,304,304
Claims and policy benefit reserves – life operations	698,675	–	–
Acquisition costs	639,046	485,796	380,980
Operating expenses	422,673	316,892	308,083
Exchange losses (gains)	12,184	(59,621)	(58)
Interest expense	65,350	32,147	37,378
Amortization of intangible assets	58,569	58,597	49,141
Total expenses	4,815,395	2,266,370	2,079,828
(Loss) income before minority interest, income tax expense and equity in net income of insurance affiliates	(758,636)	446,766	434,117
Minority interest in net income of subsidiary	2,113	1,093	220
Income tax benefit	(189,914)	(56,356)	(39,570)
Equity in net loss (income) of insurance affiliates	5,300	(4,323)	2,958
Net (loss) income	$ (576,135)	$ 506,352	$ 470,509
Change in net unrealized appreciation of investments	(71,004)	(118,321)	(211,842)
Foreign currency translation adjustments	(37,297)	(5,702)	(4,032)
Comprehensive (loss) income	$ (684,436)	$ 382,329	$ 254,635
Weighted average ordinary shares and ordinary share equivalents outstanding – basic	126,676	124,503	127,601
Weighted average ordinary shares and ordinary share equivalents outstanding – diluted	126,676	125,697	130,304
(Loss) earnings per ordinary share and ordinary share equivalent – basic	$ (4.55)	$ 4.07	$ 3.69
(Loss) earnings per ordinary share and ordinary share equivalent – diluted	$ (4.55)	$ 4.03	$ 3.62

See accompanying Notes to Consolidated Financial Statements

XL CAPITAL LTD

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

(U.S. dollars in thousands)

	2001	2000	1999
Ordinary shares:			
Balance – beginning of year	$ 1,250	$ 1,278	$ 1,287
Issue of shares	94	–	1
Exercise of stock options	18	23	5
Repurchase of shares	(15)	(51)	(15)
Balance – end of year	1,347	1,250	1,278
Contributed surplus:			
Balance – beginning of year	2,497,416	2,520,136	2,508,062
Issue of shares	808,916	2,652	15,951
Exercise of stock options	103,135	74,538	11,711
Repurchase of shares	(30,918)	(99,910)	(15,588)
Balance – end of year	3,378,549	2,497,416	2,520,136
Accumulated other comprehensive (loss) income:			
Balance – beginning of year	(104,712)	19,311	235,185
Net change in unrealized gains on investment portfolio, net of tax	(72,272)	(112,031)	(213,482)
Net change in unrealized gains on investment portfolio of affiliate	1,268	(6,290)	1,640
Currency translation adjustments	(37,297)	(5,702)	(4,032)
Balance – end of year	(213,013)	(104,712)	19,311
Deferred compensation:			
Balance – beginning of year	(17,727)	(28,797)	(22,954)
(Issue) forfeit of restricted shares	(19,802)	1,555	(13,603)
Amortization	10,352	9,515	7,760
Balance – end of year	(27,177)	(17,727)	(28,797)
Retained earnings:			
Balance – beginning of year	3,197,441	3,065,150	2,891,023
Net (loss) income	(576,135)	506,352	470,509
Cash dividends paid	(237,628)	(225,572)	(212,659)
Repurchase of shares	(86,200)	(148,489)	(83,723)
Balance – end of year	2,297,478	3,197,441	3,065,150
Total shareholders' equity	$5,437,184	$5,573,668	$5,577,078

See accompanying Notes to Consolidated Financial Statements

FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
(U.S. dollars in thousands)

	2001	2000	1999
Cash flows provided by operating activities:			
Net (loss) income	$ (576,135)	$ 506,352	$ 470,509
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Net realized losses (gains) on sales of investments	93,237	(45,090)	(66,800)
Net realized and unrealized losses (gains) on derivative instruments	12,176	(5,481)	(27,556)
Amortization of discounts on fixed maturities	(38,589)	(47,099)	(14,429)
Equity in net income of investment and insurance affiliates	(75,280)	(74,355)	(40,907)
Amortization of deferred compensation	10,352	8,861	7,657
Amortization of intangible assets	58,569	58,597	49,141
Unpaid losses and loss expenses	3,555,484	259,728	411,396
Unearned premiums	427,613	244,017	131,767
Premiums receivable	76,076	6,674	(166,027)
Unpaid losses and loss expenses recoverable	(2,360,127)	(506,242)	(212,928)
Policy benefit reserves	623,298	–	–
Prepaid reinsurance premiums	(277,053)	(174,475)	(1,848)
Reinsurance balances receivable	(1,025,413)	(46,122)	(25,109)
Reinsurance balances payable	831,364	46,076	204,256
Deferred tax asset	(267,054)	(54,240)	(55,924)
Other	369,084	85,250	(173,964)
Total adjustments	2,013,737	(243,901)	18,725
Net cash provided by operating activities	1,437,602	262,451	489,234
Cash flows provided by (used in) investing activities:			
Proceeds from sale of fixed maturities and short-term investments	28,396,278	22,287,287	15,664,591
Proceeds from redemption of fixed maturities and short-term investments	1,543,550	460,733	134,565
Proceeds from sale of equity securities	882,501	1,480,853	1,017,177
Purchases of fixed maturities and short-term investments	(31,975,544)	(22,798,463)	(16,075,719)
Purchases of equity securities	(739,872)	(1,071,351)	(803,728)
Investments in affiliates, net of dividends received	(185,106)	(180,818)	(342,142)
Acquisition of subsidiaries, net of cash acquired	(262,001)	(3,094)	(173,206)
Other investments	(108,993)	(55,917)	(120,717)
Fixed assets and other	(21,898)	(31,176)	(35,642)
Net cash (used in) provided by investing activities	(2,471,085)	88,054	(734,821)
Cash flows provided by (used in) financing activities:			
Issue of shares	787,678	–	–
Proceeds from exercise of stock options	105,233	74,561	14,083
Repurchase of shares	(117,133)	(248,450)	(99,344)
Dividends paid	(237,628)	(225,572)	(212,659)
Proceeds from notes payable and debt	1,172,533	250,300	328,700
Repayment of notes payable and debt	(50,000)	(211,000)	(541,472)
Deposit liabilities	306,664	372,033	837,893
Minority interest	(24)	10,892	(4,900)
Net cash provided by financing activities	1,967,323	22,764	322,301
Effects of exchange rate changes on foreign currency cash	(448)	(549)	161
Increase in cash and cash equivalents	933,392	372,720	76,875
Cash and cash equivalents – beginning of year	$ 930,469	$ 557,749	$ 480,874
Cash and cash equivalents – end of year	$ 1,863,861	$ 930,469	$ 557,749
Net taxes received (paid)	$ 10,025	$ 13,347	$ (30,246)
Interest paid	$ (36,509)	$ (30,505)	$ (28,268)

See accompanying Notes to Consolidated Financial Statements

XL CAPITAL LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31 2001, 2000 and 1999
(U.S. dollars in thousands, except per share amounts)

1. History

XL Capital Ltd (the "Company") is a holding company organized under the laws of the Cayman Islands. The Company was incorporated on March 16, 1998, as the successor to EXEL Limited, a Cayman Islands corporation organized in 1986, in connection with EXEL Limited's merger with Mid Ocean Limited, a Cayman Islands corporation. The Company operated under the name EXEL Limited from completion of the merger until February 1, 1999, when its current name was approved by the requisite vote of the Company's shareholders. The Company is a leading provider of insurance and reinsurance coverages and financial products and services to industrial, commercial and professional service firms, insurance companies and other enterprises on a worldwide basis.

On July 25, 2001, the Company completed the acquisition of certain Winterthur International insurance operations ("Winterthur International") to extend its predominantly North American based large corporate business globally. Effective July 1, 2001, the Company's results include Winterthur International. See Note 5 for additional information.

In 1999, XL Capital Ltd merged with NAC Re Corp ("NAC"), a Delaware corporation. NAC was organized in 1985 and writes property and casualty insurance and reinsurance in the U.S., Canada and Europe. Subsequent to the merger, the Company amended its financial year from November 30 to December 31.

XL Re Ltd, formerly XL Mid Ocean Re, was organized under the laws of Bermuda in 1992 initially to write property catastrophe reinsurance following a reduction in market capacity due to the effects of severe hurricanes that struck the southeastern United States in the late 1980s and early 1990s.

The Company further expanded into the U.S. in 1999 by completing the acquisition of both Intercargo Corporation and ECS, Inc. Intercargo, renamed XL Specialty, underwrites specialty insurance products for companies engaged in international trade, including customs bonds and marine cargo insurance. ECS is an underwriting manager, which specializes in environmental insurance coverages and risk management services.

XL London Market, formerly XL Brockbank which comprised both Brockbank and Denham Syndicate Management Limited, is organized under the laws of the U.K. and is a leading Lloyd's managing agency that provides underwriting and similar services to four Lloyd's syndicates. The Company provides 100% of the capacity for two of these syndicates. These syndicates underwrite property, marine and energy, aviation, satellite, professional indemnity and other specialty lines of insurance and reinsurance to a global client base.

In July 1999, the Company entered into a venture with Les Mutuelles du Mans Assurances Group to form a new French reinsurance company, Le Mans Ré. Le Mans Ré underwrites a worldwide portfolio comprising most classes of property and casualty reinsurance business together with a selective portfolio of life reinsurance business.

In 1999, the Company made strategic minority investments in two investment management firms. The Company acquired minority investments in Highfields Capital Management LP, a global equity investment firm, and MKP Capital Management, a New York based fixed income investment manager specializing in mortgage-backed securities.

2. Significant Accounting Policies

(a) Basis of Preparation and Consolidation

These consolidated financial statements include the accounts of the Company and all of its subsidiaries and have been prepared in accordance with U.S. GAAP ("GAAP"). Effective July 1, 2001, they include the acquired Winterthur International operations under the purchase method of accounting, described in Note 5. The consolidated financial statements also include the merger with NAC, which occurred in June 1999, and which has been accounted for as a pooling of interests. Results of operations, statements of position and cash flows include NAC as though it had always been a part of the Company. All significant intercompany accounts and transactions have been eliminated. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions include the loss events of September 11, 2001, described in Note 4. Actual results could differ from these estimates.

Certain reclassifications have been made to prior year consolidated financial statement amounts to conform to current year presentation.

(b) Premiums and Acquisition Costs

Premiums written are recorded in accordance with the terms of the underlying policies. Reinsurance premiums written are recorded at the inception of the policy and are estimated based upon information received from ceding companies and any subsequent differences arising on such estimates are recorded in the period they are determined. Financial guaranty installment premiums are recorded as premiums written when reported. Premiums are earned on a monthly pro-rata basis over the period the coverage is provided. Financial guaranty insurance premiums are earned over the life of the exposure. Unearned premiums represent the portion of premiums written applicable to the unexpired terms of policies in force. Net premiums earned are presented after deductions for reinsurance ceded to other insurance companies.

Reinstatement premiums are written at the time a loss event occurs where coverage limits for the remaining life of the contract are reinstated under pre-defined contract terms and are earned over the remaining risk period.

Premiums from long duration contracts that transfer significant mortality or morbidity risks are recognized as revenue and earned when due from policyholders. Premiums from long duration contracts that do not subject the Company to risks arising from policyholder mortality or morbidity are accounted for as deposit liabilities, discussed further in Note 2(m).

Acquisition costs, which vary with and are related to the acquisition of policies, primarily commissions paid to brokers, are deferred and amortized over the period the premiums are earned. Future earned premiums, the anticipated losses and other costs, together with investment income related to those premiums are also considered in determining the level of acquisition costs to be deferred.

(c) Reinsurance

In the normal course of business, the Company seeks to reduce the loss that may arise from events that could cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurers or reinsurers. Reinsurance premiums ceded are expensed and any commissions recorded thereon are earned on a monthly pro-rata basis over the period the reinsurance coverage is provided. Prepaid reinsurance premiums

2. Significant Accounting Policies (continued)

represent the portion of premiums ceded applicable to the unexpired term of policies in force. Reinstatement premiums ceded are recognized at the time a loss event occurs where coverage limits for the remaining life of the contract are reinstated under pre-defined contract terms and are expensed over the remaining risk period. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Provision is made for estimated unrecoverable reinsurance.

(d) Fee Income and Other

Fee income and other includes fees earned for insurance related services provided and is earned over the service period of the contract. Any adjustments to fees earned or the service period are reflected in income in the period when determined. Fee income and other also includes changes in the fair value of weather risk management products, as discussed in Note 2(e).

(e) Derivative Instruments and Weather Risk Management Products

The Financial Accounting Standards Board issued FAS 133, "Accounting for Derivative Instruments and Hedging Activities" in June 1998. FAS 133 establishes accounting and reporting standards for derivative instruments including those embedded in other contracts (collectively referred to as derivatives), and for hedging activity. It requires an entity to recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Non-exchange traded weather products are not covered by FAS 133, however they are also recorded at fair value. The Company adopted FAS 133, as amended, as of January 1, 2001. The Company conducts activities in three main types of instruments: credit default swap derivatives, weather risk management products and investment related derivative instruments. There was no significant impact from the adoption of FAS 133. See Note 14 for further information on these derivative instruments.

Credit Default Swap Derivatives

The Company considers credit default swaps to be, in substance, financial guaranty contracts as the Company intends to hold them to maturity. Fair value is determined using a model developed by the Company and is dependent upon a number of factors including changes in interest rates, credit spreads, changes in credit quality and other market factors. The change in fair value in a period is split between premiums, net losses and loss expenses, and net realized and unrealized gains and losses on derivative instruments. The change resulting from movements in credit and quality spreads is unrealized as the credit default swaps are not traded to realize this value and is included in net realized and unrealized gains and losses on derivative instruments. Other elements of the change in fair value are based upon pricing established at the inception of the contract. Prior to the adoption of FAS 133, the net premiums earned and loss and loss expenses were included in fee income and other.

Weather Risk Management Products

Weather risk management products are recorded at fair value with the changes in fair value included in fee income and other. Fair value is determined using a quantitative analytical model developed by the Company and is dependent upon a number of factors including, among others, realized weather results, forecasted weather conditions, changes in interest rates and other market factors.

2. Significant Accounting Policies (continued)

Investment Related Derivative Instruments

The Company uses investment derivatives to manage duration and currency exposure for its investment portfolio. None of these investment derivatives are designated hedges, and accordingly, financial futures, options and forward currency contracts are carried at fair value, with the corresponding realized and unrealized gains and losses included in net realized and unrealized gains and losses on derivative instruments.

(f) Investments Available for Sale

Investments are considered available for sale and are carried at fair value. The fair value of investments is based upon quoted market values where available or by reference to broker or underwriter bid indications. The net unrealized appreciation or depreciation on investments, net of tax, is included in accumulated other comprehensive loss. Any unrealized depreciation in value considered by management to be other than temporary is charged to income in the period that it is determined. An other than temporary decline is also considered to occur in investments where there has been a sustained reduction in market value and the Company has considered any mitigating factors.

Short-term investments comprise investments with a maturity equal to or greater than 90 days but less than one year. Equity securities include investments in open end mutual funds. All investment transactions are recorded on a trade date basis. Realized gains and losses on sales of equities and fixed income investments are determined on the basis of average cost and amortized cost, respectively. Investment income is recognized when earned and includes interest and dividend income together with the amortization of premium and discount on fixed maturities and short-term investments.

(g) Cash Equivalents

Cash equivalents include fixed interest deposits placed with a maturity of under 90 days when purchased.

(h) Foreign Currency Translation

Assets and liabilities of foreign operations whose functional currency is not the U.S. dollar are translated at year end exchange rates. Revenue and expenses of such foreign operations are translated at average exchange rates during the year. The effect of the translation adjustments for foreign operations, net of applicable deferred income taxes, is included in accumulated other comprehensive loss.

Other monetary assets and liabilities denominated in foreign currencies are revalued at the exchange rate in effect at the balance sheet date with the resulting foreign exchange gains and losses recognized in income. Revenue and expense transactions are translated at the average exchange rates prevailing during the year.

(i) Investments in Affiliates

Investments in which the Company has significant influence over the operations are classified as affiliates and are carried under the equity method of accounting. Under this method, the Company records its proportionate share of income or loss from such investments in its results for the period. Significant influence is deemed to exist where the Company has an investment of 3% or greater in closed end funds or limited partnerships. Significant influence is considered for other strategic investments on a case-by-case basis. The equity in net income of affiliates is shown separately between equity in net income of strategic insurance affiliates and equity in net income of investment fund related affiliates.

2. Significant Accounting Policies (continued)

(j) Other Investments

The Company accounts for its other investments on a cost basis, as it has no significant influence over these entities. Investments are written down to their estimated realizable value where management considers there is an other than temporary decline in value, based on financial information received. Income is recorded when received.

(k) Amortization of Intangible Assets

Intangible assets primarily represent goodwill recorded in connection with the Company's business combinations and are amortized on a straight-line basis over the expected life of the related operations acquired, not exceeding 40 years. The Company evaluates the recoverability of its intangible assets whenever changes in circumstances warrant. If it is determined that an impairment exists, the excess of the unamortized balance over the fair value of the intangible asset will be charged to income at that time. See Note 2(t) for further information.

(l) Losses and Loss Expenses

Unpaid losses and loss expenses includes reserves for unpaid reported losses and loss expenses and for losses incurred but not reported. The reserve for unpaid reported losses and loss expenses is established by management based on amounts reported from insureds or ceding companies and consultation with independent legal counsel, and represents the estimated ultimate cost of events or conditions that have been reported to or specifically identified by the Company.

The reserve for losses incurred but not reported is estimated by management and reviewed by independent actuaries, based on loss development patterns determined by reference to the Company's underwriting practices, the policy form, type of insurance program and the experience of the relevant industries.

Certain workers compensation reserves are considered fixed and determinable and are subject to tabular reserving. Such tabular reserves are discounted.

Management believes that the reserves for unpaid losses and loss expenses are sufficient to cover losses that fall within coverages assumed by the Company. However, there can be no assurance that losses will not exceed the Company's total reserves. The methodology of estimating loss reserves is periodically reviewed to ensure that the assumptions made continue to be appropriate and any adjustments resulting therefrom are reflected in income of the year in which the adjustments are made.

(m) Deposit Liabilities

Contracts entered into by the Company which are not deemed to transfer significant underwriting and/or timing risk are accounted for as deposits, whereby liabilities are initially recorded at the same amount as assets received. An initial accretion rate is established based on actuarial estimates whereby the deposit liability is increased to the estimated amount payable over the term of the contract. Accretion expense is recorded against investment income generated from the related invested assets. The Company periodically reassesses the estimated ultimate liability. Any changes to this liability are reflected as an adjustment to interest income to reflect the cumulative effect to date of the period the contract has been in force, and by an adjustment to the future accretion rate of the liability over the remaining estimated contract term.

2. Significant Accounting Policies (continued)

(n) Policy Benefit Reserves

Long duration contracts that do transfer significant mortality or morbidity risks to the Company are accounted for as insurance contracts and policy benefit reserves are established based on the present value of the estimated ultimate liability. An initial accretion rate is established based on actuarial estimates and the policy benefit reserve is increased to the estimated amounts payable over the term of the contract. This accretion charge is recorded in the period as life claims and policy benefit reserves. The Company periodically reassesses the estimated ultimate policy benefits. Any changes to this estimate will be reflected as an adjustment to life claims and policy benefit reserves to reflect the cumulative effect to date of the period the contract has been in force and by an adjustment to the future accretion rate of the liability over the remaining estimated contract term.

(o) Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is established for any portion of a deferred tax asset that management believes will not be realized.

(p) Stock Plans

The Company accounts for stock compensation plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, compensation expense for stock option grants and stock appreciation rights is recognized to the extent that the fair value of the stock exceeds the exercise price of the option at the measurement date.

(q) Per Share Data

Basic earnings per share is based on weighted average common shares outstanding and excludes any dilutive effects of options and convertible securities. Diluted earnings per share assumes the conversion of dilutive convertible securities and the exercise of all dilutive stock options.

(r) Special Purpose Vehicles

The Company accounts for its investments in and relationships with special purpose vehicles in accordance with GAAP. The Company considers several factors to determine whether effective control exists. These factors include, but are not limited to, the initial equity investment made in the vehicle, the degree of exposure to the risks of the underlying assets and liabilities of the vehicle and the potential to benefit from the rewards. Those special purpose vehicles that the Company deems necessary to consolidate are accounted for in accordance with the accounting policy for subsidiaries in Note 2(a). Those which the Company does not consider should be consolidated are accounted for in accordance with the terms of the transactions and contractual agreements in place.

GAAP is potentially subject to change during 2002 and this accounting policy will be amended if necessary. See Note 15(a) to the Consolidated Financial Statements for further discussion.

(s) Fair Value of Financial Instruments

Fair values of certain assets and liabilities are based on published market values, if available, or estimates of fair values of similar issues.

(U.S. dollars in thousands, except per share amounts)

2. Significant Accounting Policies (continued)

(t) Recent Accounting Pronouncements

The Financial Accounting Standards Board issued FAS 141, "Business Combinations," and FAS 142, "Goodwill and Other Intangible Assets," in July 2001. The Company has adopted these standards for the acquisition of Winterthur International. FAS 141 addresses financial accounting and reporting for the acquisition of other companies and is applicable for new transactions effective after June 30, 2001. For previous transactions, this standard is effective for fiscal years beginning after December 15, 2001. FAS 142 addresses financial accounting and reporting for goodwill and other intangible assets both upon acquisition and after these assets have initially been recognized in the financial statements. The Company has commenced an initial assessment of the effect of the adoption of FAS 142 for goodwill, excluding Winterthur International, and will continue this assessment in accordance with the standard. Amortization expense may reduce in 2002 and future periods, however the assessment of any required impairment charge has not yet been completed.

3. Segment Information

The Company is organized into three underwriting segments - insurance, reinsurance, and financial products and services – in addition to a corporate segment that includes the investment and financing operations of the Company. Lloyd's syndicates are part of the insurance segment but are described separately. The Company evaluates performance of each segment based on underwriting profit or loss. Other items of revenue and expenditure of the Company are not evaluated at the segment level. In addition, management does not currently allocate assets by segment as it considers the underwriting results separately from the performance of the investment portfolio.

Certain business written by the Company has loss experience characterized as low frequency and high severity. This may result in volatility in both the Company's results and operational cash flows. General operations and Life operations are disclosed separately within each segment. General operations include property and casualty lines of business and financial products and services.

Insurance Operations – Excluding Lloyd's Syndicates

Insurance business written includes general liability, other liability including directors and officers, professional and employment practices liability, environmental liability, property, program business, marine, aviation, satellite and other product lines including customs bonds, surety, political risk and specialty lines.

Insurance Operations – Lloyd's Syndicates

The Lloyd's syndicates write property, marine and energy, aviation and satellite, professional indemnity, liability coverage and other specialty lines.

Reinsurance Operations

Reinsurance business written includes treaty and facultative reinsurance to primary insurers of casualty risks, principally: general liability; professional liability; automobile and workers compensation; commercial and personal property risks; specialty risks including fidelity and surety and ocean marine; property catastrophe; property excess of loss; property pro-rata; marine and energy; aviation and satellite; and various other reinsurance to insurers on a worldwide basis. The Company endeavors to manage its exposures to catastrophic events by limiting the amount of its exposure in each geographic zone worldwide and requires that its property catastrophe contracts provide for aggregate limits and varying attachment points.

(U.S. dollars in thousands, except per share amounts)

3. Segment Information (continued)

Financial Products and Services

Financial products and services business written includes insurance, reinsurance and derivative solutions for complex financial risks. These include financial guaranty insurance and reinsurance, credit enhancement swaps, other collateralized transactions and weather risk management products. While each of these is unique and is tailored for the specific needs of the insured or user, they are often multi-year contracts. Due to the nature of these types of contracts, premium volume as well as underwriting results can vary significantly from period to period.

The following is an analysis of the underwriting profit or loss by segment together with a reconciliation of underwriting profit or loss to net income or loss:

Year Ended December 31, 2001:	Insurance	Lloyd's Syndicates	Reinsurance	Financial Products and Services	Total
General operations:					
Net premiums earned	$1,222,196	$ 481,307	$1,029,618	$46,806	$ 2,779,927
Fee income and other	22,065	(3,707)	(7,180)	32,286	43,464
Net losses and loss expenses	859,812	610,823	1,428,772	19,491	2,918,898
Acquisition costs	187,443	155,804	292,069	3,730	639,046
Operating expenses (2)	178,530	22,215	87,169	42,404	330,318
Exchange losses	4,924	3,198	4,062	–	12,184
Life operations:					
Life premiums earned	–	–	695,595	–	695,595
Claims and policy benefit reserves	–	–	698,675	–	698,675
Underwriting profit (loss)	$ 13,552	$(314,440)	$ (792,714)	$13,467	$(1,080,135)
Net investment income					562,606
Net realized losses on investments					93,237
Net realized and unrealized losses on derivative instruments					12,176
Equity in net income of affiliates					75,280
Interest expense					65,350
Amortization of intangible assets					58,569
Corporate operating expenses (3)					92,355
Minority interest					2,113
Income tax benefit					189,914
Net loss					$ (576,135)
Loss and loss expense ratio	70.4%	126.9%	138.8%	41.6%	105.0%
Underwriting expense ratio	29.9%	37.0%	36.8%	98.6%	34.9%
Combined ratio	100.3%	163.9%	175.6%	140.2%	139.9%

(1) Ratios are based on net premiums earned from general operations, excluding fee income and other. The underwriting expense ratio excludes exchange gains and losses.

(2) Operating expenses exclude corporate operating expenses, shown separately.

(3) Corporate operating expenses include charges of $14.0 million related to the acquisition of Winterthur International.

(U.S. dollars in thousands, except per share amounts)

3. Segment Information (continued)

Year Ended December 31, 2000:	Insurance	Lloyd's Syndicates	Reinsurance	Financial Products and Services	Total
General operations:					
Net premiums earned	$726,506	$357,824	$927,195	$23,715	$2,035,240
Fee income and other	7,692	(6,626)	(2,197)	15,924	14,793
Net losses and loss expenses (2)	502,898	260,372	663,173	6,116	1,432,559
Acquisition costs	117,251	119,870	247,352	1,323	485,796
Operating expenses (3)	94,129	28,727	102,132	29,969	254,957
Exchange (gains) losses	(2,344)	(5,986)	3,868	–	(4,462)
Underwriting profit (loss)	$ 22,264	$ (51,785)	$ (91,527)	$ 2,231	$ (118,817)
Net investment income					542,500
Net realized gains on investments					45,090
Net realized and unrealized gains on derivative instruments					5,481
Equity in net income of affiliates					74,355
Interest expense					32,147
Amortization of intangible assets					58,597
Corporate operating expenses (3)					61,935
Other exchange gain					55,159
Minority interest					1,093
Income tax benefit					56,356
Net income					$ 506,352
Loss and loss expense ratio	69.2%	72.8%	71.5%	25.8%	70.4%
Underwriting expense ratio	29.1%	41.5%	37.7%	131.9%	36.4%
Combined ratio	98.3%	114.3%	109.2%	157.7%	106.8%

(1) Ratios are based on net premiums earned, excluding fee income and other. The underwriting expense ratio excludes exchange gains and losses.

(2) Net losses and loss expenses for the insurance segment include, and the reinsurance segment exclude, $33.5 million relating to an intercompany stop loss arrangement. Total results are not affected. The loss and loss expense ratio would have been 64.6% and 75.1% and the underwriting results would have been a profit of $55.8 million and a loss of $125.0 million in the insurance and reinsurance segments, respectively, had this stop loss arrangement not been in place.

(3) Operating expenses exclude corporate operating expenses, shown separately.

(U.S. dollars in thousands, except per share amounts)

3. Segment Information (continued)

Year Ended December 31, 1999:	Insurance	Lloyd's Syndicates	Reinsurance	Financial Products and Services	Total
General operations:					
Net premiums earned	$463,069	$355,769	$ 909,915	$21,253	$1,750,006
Fee income and other	7,584	65,892	–	26,924	100,400
Net losses and loss expenses (2)	309,079	297,595	692,269	5,361	1,304,304
Acquisition costs	65,318	89,195	224,359	2,108	380,980
Operating expenses (3)	71,094	29,305	101,978	16,670	219,047
Exchange (gains) losses	(165)	(1,180)	1,286	–	(59)
Underwriting profit (loss)	$ 25,327	$ 6,746	$(109,977)	$24,038	$ (53,866)
Net investment income					525,318
Net realized gains on investments					66,800
Net realized and unrealized gains on derivative instruments					27,556
Equity in net income of affiliates					40,907
Interest expense					37,378
Amortization of intangible assets					49,141
Corporate operating expenses (4)					89,037
Minority interest					220
Income tax benefit					39,570
Net income					$ 470,509
Loss and loss expense ratio	66.7%	83.6%	76.1%	25.2%	74.5%
Underwriting expense ratio	29.5%	33.3%	35.9%	88.4%	34.3%
Combined ratio	96.2%	116.9%	112.0%	113.6%	108.8%

(1) Ratios are based on net premiums earned, excluding fee income and other. The underwriting expense ratio excludes exchange gains and losses.

(2) Net losses and loss expenses for the insurance segment include, and the reinsurance segment exclude, $100.0 million relating to an intercompany stop loss arrangement. Total results are not affected. The loss and loss expense ratio would have been 45.2% and 87.1% and the underwriting results would have been a profit of $125.3 million and a loss of $210.0 million in the insurance and reinsurance segments, respectively, had this stop loss arrangement not been in place.

(3) Operating expenses exclude corporate operating expenses, shown separately.

(4) Corporate operating expenses include charges of $45.3 million related to the merger with NAC.

(U.S. dollars in thousands, except per share amounts)

3. Segment Information (continued)

Supplemental Segment and Geographic Information

The following table is an analysis of the Company's gross premiums written, net premiums written and net premiums earned from general operations, by line of business for the years ended December 31:

Gross premium written:	2001	2000	1999
Casualty	$1,699,460	$1,127,551	$ 779,291
Property	1,276,075	728,212	572,038
Marine, energy, aviation and satellite	510,291	365,850	212,452
Lloyd's syndicates (1)	693,016	486,640	591,520
Other (2)	604,880	420,778	287,619
Total	$4,783,722	$3,129,031	$2,442,920

Net premium written:	2001	2000	1999
Casualty	$1,073,474	$ 723,062	$ 651,614
Property	546,575	537,037	440,175
Marine, energy, aviation and satellite	310,197	230,356	152,783
Lloyd's syndicates (1)	537,614	311,814	423,880
Other (2)	460,566	313,971	233,431
Total	$2,928,426	$2,116,240	$1,901,883

Net premium earned:	2001	2000	1999
Casualty	$1,017,565	$ 749,105	$ 604,455
Property	624,644	467,165	457,991
Marine, energy, aviation and satellite	287,387	212,273	163,112
Lloyd's syndicates (1)	481,307	357,824	355,769
Other (2)	369,024	248,873	168,679
Total	$2,779,927	$2,035,240	$1,750,006

(1) Lloyd's syndicates write a variety of coverages encompassing most of the above lines of business.
(2) Other premiums written and earned include political risk, surety, bonding and warranty.

The following table shows an analysis of the Company's net premiums written by geographical location of subsidiary for the years ended December 31:

Net premiums written:	2001	2000	1999
Bermuda	$ 667,760	$ 609,609	$ 561,750
United States	1,277,668	934,110	684,468
Europe and other	982,998	572,521	655,665
Total	$2,928,426	$2,116,240	$1,901,883

(U.S. dollars in thousands, except per share amounts)

4. The September 11 Event

Terrorist attacks at the World Trade Center in New York City, in Washington, D.C. and in Pennsylvania on September 11, 2001 (collectively, "the September 11 event") are estimated to have caused the largest ever man-made insured losses for the property and casualty insurance industry. The Company has exposure to this event with claims expected to arise mainly from its aviation, property, personal accident and business interruption insurance and reinsurance coverages.

The Company has performed a detailed analysis of contracts it believes are exposed to this event. The process varied between segments, due to the specific nature of each of their operations, and by line of business. For the property lines of business, which are the main areas affected, the Company was able to identify a limited number of relevant contracts soon after the event. The process included identification of possible claims using underwriting systems to determine potential exposures on a case-by-case basis. The exposures were then analyzed to determine the exact location and magnitude of the potential loss.

This process was complicated in the reinsurance operations where the Company is not a direct insurer. Potential losses on certain business lines were easily estimated, such as aviation and direct property catastrophe. Estimates related to the retrocessional book of business were more difficult to ascertain due to the inherent nature of determining the effect from losses arising on the underlying contracts.

The amount of reinsurance recoveries was calculated in accordance with underlying reinsurance contract terms and management believes that the credit rating of the relevant reinsurers continues to provide confidence in ultimate recoverability of these balances.

The Company estimates losses incurred of approximately $760.0 million, net of reinsurance recoveries, based on preliminary reports and estimates of loss and damage. This is management's best estimate at this time, however, it could change as more information becomes available. The following is an analysis of the impact on the Company's segments and total results of operations from the September 11 event for the year ended December 31, 2001:

	Insurance	Lloyd's Syndicates	Reinsurance	Financial Products and Services	Total
Gross premium written	$ –	$ –	$ 147,900	$ –	$ 147,900
Reinsurance ceded	3,900	21,400	340,400	–	365,700
Net premiums earned	(3,900)	(21,400)	(120,400)	–	(145,700)
Net losses and loss expenses	102,050	215,800	442,150	–	760,000
Underwriting loss	$(105,950)	$(237,200)	$(562,550)	–	$(905,700)
Equity in net loss of affiliates					(27,000)
Income tax benefit					136,760
Net loss					$(795,940)

Premiums written, ceded and earned related to reinstatement and adjustment premiums that are typically received and paid when a catastrophic event occurs. The premium is paid to reinstate coverage for the remaining life of the contract. Net losses and loss expenses comprise gross claims of $1.9 billion with estimated reinsurance recoveries of $1.1 billion, both excluding Winterthur International, discussed below. Approximately 96% of the relevant reinsurers currently fall into Standard & Poor's financial strength rating categories or equivalent of A or better, with approximately 65% rated AA or better.

(U.S. dollars in thousands, except per share amounts)

4. The September 11 Event (continued)

Winterthur International incurred gross losses of $321.0 million related to the September 11 event, which the Company expects to recover from third-party reinsurers or under the net loss reserve seasoning mechanism in the Sale and Purchase Agreement (defined in Note 5), or a combination of the two. These losses related to business written by Winterthur International prior to July 1, 2001.

5. Business Combinations and Change in Fiscal Year End

(a) Winterthur International

On July 25, 2001, the Company completed the acquisition of Winterthur International primarily to extend its predominantly North American based large corporate insurance business globally. This was an all-cash transaction. The preliminary purchase price of approximately $405.6 million was based on audited financial statements as at December 31, 2000 for the business being acquired, and is subject to final determination based on the audited financial statements of Winterthur International as at June 30, 2001. These audited financial statements are not expected to be completed until later in 2002, at which time any final adjustment payment will be made or receivable collected. Results of operations of Winterthur International have been included from July 1, 2001, the date from which the economic interest was transferred to the Company.

The Second Amended and Restated Agreement for the Sale and Purchase of Winterthur International ("the Sale and Purchase Agreement") provides the Company with significant post-closing protection with respect to adverse development of reserves with respect to Winterthur International business written prior to July 1, 2001. This protection is based upon actual net loss experience and development over a three year post closing seasoning period based on loss development experience, collectible reinsurance, reinsurance recoveries and certain other factors. Business in force at June 30, 2001 carries a maximum exposure to a combined ratio of 105%. The Company's exposure to a deficiency in the net reserves and the run-off of expiring business of the acquired Winterthur International operations, including by reason of uncollectible reinsurance, is limited to $61.0 million. Certain Winterthur International businesses and product lines were not purchased, primarily asbestos, certain insurance liabilities in respect of 1985 and prior years, certain captive management, alternative risk and life insurance business.

The acquisition has been accounted for under the purchase method of accounting and, therefore, the identifiable assets and liabilities of Winterthur International were recorded at their estimated fair value on June 30, 2001 based on the unaudited financial statements prepared by the seller and provided to the Company at that time. The process of determining the fair value of such assets and liabilities acquired, as required under purchase accounting, included management's estimates and independent valuations. The purchase price was preliminarily allocated to the acquired assets and liabilities based upon their estimated fair value at June 30, 2001. The excess of the purchase price over acquired tangible net assets was then applied to intangible assets with finite and indefinite lives. The remaining purchase price excess over fair value of net assets was allocated to goodwill. The Company's estimate of the fair value of loss reserves is approximately $5.0 million less than the carrying value recorded by the seller at July 1, 2001. This difference will be charged to income over the next six years. The Company has included the $61.0 million exposure in establishing its risk premium adjustment inherent in the fair value of loss reserves.

The fair value adjustment estimate consists of two components: (i) discounting the net loss reserves and unearned premium reserves to present value using a risk-free rate of return, net of deferred taxes, and (ii) developing an expense, profit and risk margin for the acquired reserves based on management's estimate of current market pricing and the terms in the Sale and Purchase Agreement.

(U.S. dollars in thousands, except per share amounts)

5. Business Combinations and Change in Fiscal Year End (continued)

The expected payment patterns for the gross loss reserves and the associated reinsurance recoverable amounts are derived by developing separate payment patterns for the gross loss reserves using historical Winterthur International data by line of business and for the associated reinsurance recoverable amounts by lagging the gross payout patterns. In addition, management has estimated a 5% risk and profit margin within these reserves. This margin is based on current pricing quotes expected from a prospective reinsurer or other third party assuming the same risks and takes into account the reserve seasoning protection provided by the seller to the Company. Determination of a fair value for the net unearned premium reserve follows a similar approach to that applied to the loss reserves but with some minor adjustments.

The fair value of significant assets and liabilities acquired by the Company include $0.2 billion of cash, $1.2 billion of invested assets, $1.1 billion of premiums receivable, $1.3 billion of unpaid losses and loss expenses recoverable, $2.6 billion of unpaid losses and loss expenses, $513.0 million of unearned premiums and $391.9 million of reinsurance balances payable.

Allocation of the purchase price is as follows:

Fair value of assets acquired	$4,791,338
Fair value of liabilites acquired	4,564,376
Fair value of tangible net assets acquired	$ 226,962
Fair value of intangible assets acquired	29,800
Goodwill related to the acquisition	40,476
	$ 297,238
Adjusted preliminary purchase price	$ 274,738
Other costs of acquisition	22,500
	$ 297,238

The decrease in purchase price to $274.7 million as compared to the preliminary purchase price of $405.6 million at December 31, 2000 reflects the decline in the net asset value of Winterthur International as presented in the unaudited financial statements as at June 30, 2001. The difference of $130.9 million, which is subject to final adjustment upon completion of the audit, will be recoverable from the seller when the audited financial statements at June 30, 2001 are available and is included in other assets at December 31, 2001. As additional information becomes available, the Company may be required to make certain reclassifications to balance sheet items with minimal impact on net income.

The Company has made a preliminary estimate of the value of intangible assets acquired and estimates that $14.7 million relates to insurance licenses and sales force, which have an indefinite life and are not therefore subject to amortization. The remaining $15.1 million relates to the value of business in force, which is estimated to have a finite life of up to five years and is being amortized over that period.

The following unaudited pro forma financial information for the year ended December 31, 2001 includes the unaudited financial information for Winterthur International for the year ended December 31, 2001 as if the acquisition occurred on January 1, 2001. The unaudited pro forma financial information for the year ended December 31, 2000 includes the audited financial information for Winterthur International for the year ended December 31, 2000 as if the acquisition occurred on January 1, 2000.

(U.S. dollars in thousands, except per share amounts)

5. Business Combinations and Change in Fiscal Year End (continued)

Winterthur International results of operations for the first six months of 2001 and the year ended December 31, 2000 included in the pro forma financial information have not been adjusted for the contractual protection that the Company has received from the seller with effect from July 1, 2001.

The pro forma financial information is based upon information currently available and certain assumptions that the Company's management believes are reasonable. The financial information of Winterthur International for both periods presented is taken from the financial statements of the seller and were prepared on a GAAP basis for the first time. The pro forma financial information does not purport to represent what the Company's results of operations or financial condition would have been had the transaction occurred on such dates or to project the Company's results of operations or financial condition for any future period or date. The pro forma financial information necessarily does not give effect to any changes in underwriting, reinsurance, investment policies or other practices that are or may be instituted post-closing. In addition, they also do not give effect to any integration of the Winterthur International operations with certain insurance operations of the Company. As a result of the above, the pro forma financial information should be reviewed with caution and undue reliance should not be placed on such information.

	(Unaudited) Pro Forma Year Ended December 31, 2001	(Unaudited) Pro Forma Year Ended December 31, 2000
Net premiums earned – general operations	$3,119,977	$2,568,867
Net premiums earned – life operations	695,595	—
Net investment income	587,676	612,486
Net realized (losses) gains on investments	(93,318)	56,107
Net realized and unrealized gains and losses on derivative instruments	(12,176)	5,481
Equity in net income of investment affiliates	80,580	70,032
Fee income and other	55,421	26,978
Total revenues	$4,433,755	$3,339,951
Net losses and loss expenses incurred – general operations	$3,294,452	$1,866,269
Claims and policy benefit reserves – life operations	698,675	–
Acquisition costs, operating expense and foreign currency gains and losses	1,214,828	872,883
Interest expense	69,100	39,647
Amortization of intangible assets	59,069	97,458
Total expenses	$5,336,124	$2,876,257
Net (loss) income	$ (729,129)	$ 527,158
(Loss) earnings per ordinary share – Basic	$(5.76)	$4.23
(Loss) earnings per ordinary share – Diluted	$(5.76)	$4.19

(b) The London Assurance Company of America, Inc.

In the first quarter of 2001, the Company acquired The London Assurance Company of America, Inc., a shell company licensed in forty five U.S. states, for the purpose of obtaining licenses for the financial guaranty operations of the Company. The cost of the acquisition less cash acquired was $16.5 million. Goodwill arising from the acquisition was $11.2 million.

(U.S. dollars in thousands, except per share amounts)

5. Business Combinations and Change in Fiscal Year End (continued)

(c) NAC Re Corp

On June 18, 1999, the Company merged with NAC in an all-stock transaction. Shareholders of NAC received 0.915 Company shares for each NAC share in a tax-free exchange. Approximately 16.9 million of the Company's ordinary shares were issued in this transaction. The merger transaction was accounted for as a pooling of interests under GAAP.

Following the merger, the Company changed its fiscal year end from November 30 to December 31 as a conforming pooling adjustment. No adjustments were necessary to conform NAC's accounting policies, although certain reclassifications were made to the NAC financial statements to conform to the Company's presentation. NAC was renamed XL America Inc.

(d) ECS, Inc and Intercargo Corporation

In 1999, the Company acquired ECS, an underwriting manager that specializes in environmental insurance coverages and risk management services. ECS commenced underwriting policies on behalf of the Company's insurance and reinsurance subsidiaries effective January 1, 2000.

In 1999, the Company acquired Intercargo, which underwrites specialty insurance products for companies engaged in international trade, including customs bonds and marine cargo insurance. The Intercargo and ECS acquisitions were accounted for under the purchase method of accounting. The combined purchase price was $222.8 million and the resulting goodwill of $159.6 million is being amortized over 20 years. Net cash acquired as a result of the acquisition was $49.6 million. Intercargo was renamed XL Specialty during 2000.

6. Investments

Net investment income is derived from the following sources:

	Year ended December 31		
	2001	2000	1999
Fixed maturities, short-term investments and cash equivalents	$657,163	$622,826	$552,333
Equity securities	9,646	10,661	11,835
Total gross investment income	666,809	633,487	564,168
Accretion charge for deposit liabilities	81,686	71,509	14,164
Investment expenses	22,517	19,478	24,686
Net investment income	$562,606	$542,500	$525,318

(U.S. dollars in thousands, except per share amounts)

6. Investments (continued)

The following represents an analysis of net realized gains (losses) and the change in unrealized appreciation on investments:

	Year ended December 31		
	2001	2000	1999
Net realized gains (losses):			
Fixed maturities and short-term investments:			
Gross realized gains	$ 343,564	$ 254,647	$ 97,493
Gross realized losses	(373,651)	(295,117)	(223,019)
Net realized gains (losses)	(30,087)	(40,470)	(125,526)
Equity securities:			
Gross realized gains	126,853	303,503	254,779
Gross realized losses	(140,864)	(149,842)	(62,453)
Net realized gains (losses)	(14,011)	153,661	192,326
Write down of other investments (see Note 8)	(49,139)	(66,200)	–
Net realized loss on sale of investment in affiliate	–	(1,901)	–
Net realized gains (losses) on investments	(93,237)	45,090	66,800
Net realized and unrealized gains (losses) on investment derivative instruments	14,638	5,481	27,556
Change in unrealized appreciation:			
Fixed maturities and short-term investments	3,712	137,628	(333,868)
Equity securities	(69,305)	(231,140)	101,652
Transfer of U.K. sterling investments	(21,000)	–	–
Deferred gains (losses) gains on forward contracts	10,283	(9,388)	762
Investment portfolio of affiliates	1,266	(6,290)	(11,438)
Change in deferred income tax liability	4,040	(9,131)	31,050
Net change in unrealized appreciation On investments	(71,004)	(118,321)	(211,842)
Total net realized gains (losses) and change in unrealized appreciation on investments	$(149,603)	$ (67,750)	$(117,486)

Gross realized losses included $66.4 million of provisions for declines in fair value considered to be other than temporary, for fixed maturities and equity securities in the year ended December 31, 2001. In addition to specific review by management, an other than temporary decline is considered to occur in investments where there has been a sustained reduction.

The transfer of U.K. sterling investments arose when the Company reorganized its corporate and operational structure for U.K. sterling asset accumulation business from a U.S. dollar denominated entity to a U.K. sterling denominated branch.

(U.S. dollars in thousands, except per share amounts)

6. Investments (continued)

The cost (amortized cost for fixed maturities and short-term investments), market value and related unrealized gains (losses) of investments are as follows:

December 31, 2001	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Fixed maturities:				
U.S. Government and Government agency	$ 1,047,642	$ 19,044	$ (27,034)	$ 1,039,652
Corporate	5,095,415	115,427	(212,385)	4,998,457
Mortgage-backed securities	3,278,103	24,707	(9,733)	3,293,077
U.S. States and political subdivisions of the States	58,978	1,832	(585)	60,225
Non-U.S. Sovereign Government	1,465,430	6,072	(30,986)	1,440,516
Total fixed maturities	$10,945,568	$167,082	$(280,723)	$10,831,927
Short-term investments:				
U.S. Government and Government agency	$ 592,011	1,001	$ (1,099)	$ 591,913
Corporate	419,331	2,218	(400)	421,149
Non-U.S. Sovereign Government	38,673	33	(1,655)	37,051
Total short-term investments	$ 1,050,015	$ 3,252	$ (3,154)	$ 1,050,113
Total equity securities	$ 575,090	$ 42,679	$ (69,964)	$ 547,805

December 31, 2000	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Fixed maturities:				
U.S. Government and Government agency	$ 1,361,972	$ 51,524	$ (1,373)	$ 1,412,123
Corporate	4,419,283	65,962	(255,122)	4,230,123
Mortgage-backed securities	1,818,697	18,649	(6,951)	1,830,395
U.S. States and political subdivisions of the States	516,949	18,936	(2,100)	533,785
Non-U.S. Sovereign Government	597,295	16,318	(14,958)	598,655
Total fixed maturities	$ 8,714,196	$171,389	$(280,504)	$ 8,605,081
Short-term investments:				
U.S. Government and Government agency	$ 162,641	202	$ (27)	$ 162,816
Corporate	179,709	1,451	(9,539)	171,621
Non-U.S. Sovereign Government	4,797	52	(279)	4,570
Total short-term investments	$ 347,147	$ 1,705	$ (9,845)	$ 339,007
Total equity securities	$ 515,440	$ 84,650	$ (42,630)	$ 557,460

The contractual maturities of fixed maturity securities are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(U.S. dollars in thousands, except per share amounts)

6. Investments (continued)

	December 31, 2001		December 31, 2000	
	Amortized Cost	Market Value	Amortized Cost	Market Value
Due after 1 through 5 years	$2,173,907	$2,164,112	$1,829,636	$1,791,752
Due after 5 through 10 years	2,415,964	2,331,334	1,906,291	1,873,982
Due after 10 years	3,077,594	3,043,404	3,159,572	3,108,952
Mortgage-backed securities	3,278,103	3,293,077	1,818,697	1,830,395
	$10,945,568	$10,831,927	$8,714,196	$8,605,081

At December 31, 2001 and 2000, approximately $328.3 million and $113.1 million, respectively, of securities were on deposit with various U.S. state or government insurance departments in order to comply with relevant insurance regulations. The increase in 2001 from 2000 related primarily to deposits required for the Company's Lloyd's operations related to the September 11 event.

The Company has two facilities available for the issue of letters of credit collateralized against the Company's investment portfolio with a value of $169.0 million at December 31, 2001 and $483.0 million at December 31, 2000. At December 31, 2001 and 2000, approximately $120.0 million and $160.0 million, respectively, of letters of credit were issued and outstanding under these facilities.

Included in cash and invested assets at December 31, 2001 and 2000 are approximately $14.8 million and $18.0 million, respectively, of assets held in an escrow account in accordance with Internal Revenue Service regulations.

7. Investments in Affiliates

The Company's investment in affiliates and equity in net income from such affiliates are summarized below:

	December 31, 2001		December 31, 2000		December 31, 1999	
	Carrying Value	Equity in Net Income (Loss) for the Year	Carrying Value	Equity in Net Income (Loss) for the Year	Carrying Value	Equity in Net Income (Loss) for the Year
Investment management companies and related investment funds	$ 798,075	$80,580	$571,022	$70,032	$291,723	$43,865
Insurance affiliates	239,269	(5,300)	221,700	4,323	188,188	(2,958)
	$1,037,344	$75,280	$792,722	$74,355	$479,911	$40,907

The Company has minority investments ranging from 20% to 30% in several investment fund managers. The significant investments include Highfields Capital Management LP, a global equity investment firm, and MKP Capital Management, a fixed income investment manager specializing in mortgage-backed securities. The Company has invested in certain closed end funds, including funds managed by these investment fund managers, all of which are included in investment management companies and related investment funds, above.

(U.S. dollars in thousands, except per share amounts)

7. Investments in Affiliates (continued)

The Company's significant insurance affiliate investments at December 31, 2001 and 2000 include Le Mans Ré, Annuity & Life Re and FSA International, with ownership in those entities at 49%, 12% and 20%, respectively. Insurance affiliates included Risk Capital Holdings at December 31, 1999. See Note 25 for further discussion of the Company's investment in Le Mans Ré.

In certain investments, the carrying value is different from the underlying share of the investee's net assets. The difference represents goodwill on acquisition that is being amortized over a period not exceeding 30 years.

8. Other Investments

Other investments include strategic investments over which the Company does not have significant influence and whose fair value is generally unquoted. This includes investments in limited partnerships where the Company does not participate in the management of the partnerships. The Company received income from its limited partnership investments of $5.8 million and $4.0 million for the years ended December 31, 2001 and 2000, respectively. See Note 15(d) for further information.

The Company continually reviews the performance of these other investments. The Company recorded losses of $49.1 million and $66.2 million in 2001 and 2000, respectively, due to other than temporary declines in values of these investments. Included in the Company's other investments at December 31, 2001 is a convertible debenture issued by Mutual Risk Management Ltd carried at $63.2 million. Although the market value of Mutual Risk Management has declined significantly, the Company has assessed the value of the debenture and, due to underlying security features, believes there is no impairment.

9. Losses and Loss Expenses

Unpaid losses and loss expenses are comprised of:

	Year ended December 31		
	2001	2000	1999
Reserve for reported losses and loss expenses	$ 7,313,253	$2,788,378	$2,175,688
Reserve for losses incurred but not reported	4,512,427	2,883,684	3,193,714
Unpaid losses and loss expenses	$11,825,680	$5,672,062	$5,369,402

Net losses and loss expenses incurred are comprised of:

	Year ended December 31		
	2001	2000	1999
Loss and loss expense payments	$ 2,651,566	$ 1,910,624	$1,392,024
Change in unpaid losses and loss expenses	3,263,049	625,043	303,140
Reinsurance recoveries	(2,995,717)	(1,103,108)	(390,860)
Net losses and loss expenses incurred	$ 2,918,898	$ 1,432,559	$1,304,304

(U.S. dollars in thousands, except per share amounts)

9. Losses and Loss Expenses (continued)

The following table represents an analysis of paid and unpaid losses and loss expenses and a reconciliation of the beginning and ending unpaid losses and loss expenses for the years indicated:

	2001	2000	1999
Unpaid losses and loss expenses at beginning of year	$ 5,672,062	$5,369,402	$4,896,643
Unpaid losses and loss expenses recoverable	(1,339,767)	(831,864)	(593,960)
Net unpaid losses and loss expenses at beginning of year	4,332,295	4,537,538	4,302,683
Increase (decrease) in net losses and loss expenses incurred in respect of losses occurring in:			
Current year	2,743,094	1,827,443	1,591,414
Prior years	175,804	(394,884)	(287,110)
Total net incurred losses and loss expenses	2,918,898	1,432,559	1,304,304
Exchange rate effects	61,598	(27,064)	(5,950)
Net loss reserves acquired	1,296,362	52,932	30,003
Less net losses and loss expenses paid in respect of losses occurring in :			
Current year	633,141	411,685	281,806
Prior year	1,184,284	1,251,985	811,696
Total net paid losses	1,817,425	1,663,670	1,093,502
Net unpaid losses and loss expenses at end of year	6,791,728	4,332,295	4,537,538
Unpaid losses and loss expenses recoverable	5,033,952	1,339,767	831,864
Unpaid losses and loss expenses at end of year	$11,825,680	$5,672,062	$5,369,402

Certain aspects of the Company's business has loss experience characterized as low frequency but high severity in nature. This may result in volatility in the Company's results of operations and financial condition and liquidity. Actuarial assumptions used to establish the liability for losses and loss expenses are periodically adjusted to reflect comparisons to actual loss and loss expense development, inflation and other considerations.

Several aspects of the Company's casualty insurance operations complicate the actuarial reserving techniques for loss reserves as compared to other insurance operations. Among these aspects are the differences in the policy forms from more traditional forms, the lack of complete historical loss data for losses of the same type intended to be covered by the policies and the expectation that losses in excess of the attachment level of the Company's policies generally will be characterized by low frequency and high severity, limiting the utility of claims experience of other insureds for similar claims. While management believes it has made a reasonable estimate of ultimate losses, the ultimate claims experience may not be as reliably predicted as may be the case with other insurance operations, and there can be no assurance that losses and loss expenses will not exceed the total reserves.

Current year net losses incurred in 2001 increased significantly over 2000 mainly due to losses related to the September 11 event, where the Company has estimated and recorded losses incurred of approximately $760.0 million, net of reinsurance recoveries, based upon preliminary reports and estimates of loss and damage. This preliminary estimate could change as more information becomes available. Current year net losses incurred in 2001 also include: (i) Winterthur International from July 1, 2001, which had net incurred losses of $241.2 million; (ii) catastrophic and other loss events, including the bankruptcy of Enron Corp., several satellite losses, the Toulouse, France petrochemical plant explosion, Tropical Storm Allison, the Petrobras oil rig loss in Brazil, the Seattle earthquake and several other European property losses; and (iii) other growth of the Company's operations related to new business assumed.

(U.S. dollars in thousands, except per share amounts)

9. Losses and Loss Expenses (continued)

Prior year loss development in 2001 related primarily to continued adverse loss development in the Company's casualty reinsurance business written for the 1997 to 1999 underwriting years. This deterioration occurred industry-wide primarily as a result of competitive pressures on pricing. The Company recorded adverse development for this business of approximately $180.0 million in the fourth quarter of 2001.

In 2000, current year development reflected the growth in business assumed over 1999, an increase in loss ratios applied due to a competitive market environment which reduced premium rates, and also the early development of certain losses on the Company's large account business within its insurance operations. Historically, the Company had not experienced the reporting of such losses at an early stage and the Company's reserving methodology for these lines of business extrapolates these losses into the projections of future development. If future development is eventually determined to be less than the estimated ultimate losses recorded, loss reserves will be reduced at that time. This occurred for the 1993 through 1996 underwriting years, resulting in a reduction in prior year losses in 2000 and 1999.

Net losses incurred for 2000 also reflected reserve adjustments to several unprofitable lines of business that the Company exited, including trucking, inland energy and certain classes of aviation. A net reserve charge of $114.0 million was recorded for these lines.

The decrease in prior year incurred losses in 2000 and 1999 was driven primarily by the Company's insurance liability excess of loss reserves. The basis for establishing IBNR for these lines is relatively judgmental due to the lack of industry data available. Consequently, the Company estimates loss reserves through actuarial models based upon its own experience. When the Company commenced writing this type of business in 1986, limited data was available and the Company has made its best estimate of loss reserves for each underwriting year since that time. Over time, the amount of data has increased, providing a larger statistical base for estimating reserves. Redundancies in prior year loss reserves have occurred where loss experience has developed more favorably than expected. This trend did not continue in 2001 where the competitive effect of pricing has necessitated an increase to prior year loss reserves, particularly in the casualty lines as discussed above. In 1999, the Lloyd's operations experienced loss deterioration on the U.K. motor business principally from the 1998 and 1999 underwriting years of approximately $20.0 million.

Partially offsetting the increase in net incurred losses in 2000 compared to 1999 was a reduction in the number and magnitude of catastrophe losses that occurred. Catastrophe losses in 2000 included an oil refinery loss in Kuwait, several satellite losses, and the Singapore Airlines loss, and totaled approximately $95.0 million. By comparison, 1999 generated approximately $185.0 million of catastrophe losses to the Company, including the European storms in December, hailstorms in Sydney, tornadoes in Oklahoma and satellite losses.

1999 incurred losses also included an increase to casualty reinsurance loss reserves of $95.0 million related to an alignment of reserving methodologies at the time of the merger with NAC in June 1999.

Net loss reserves acquired in 2001 related primarily to the acquisition of Winterthur International. The Company has contractual post-closing protection with respect to adverse development of reserves, including unearned premium reserves, resulting from Winterthur International business written prior to July 1, 2001. Business in force at June 30, 2001 carries a maximum exposure to a combined ratio of 105%. Exchange rate effects on net loss reserves in 2001 also related primarily to Winterthur International which has several operations where the functional currency is not the U.S dollar. Translation of loss reserves into U.S. dollars and movements in the exchange rates, particularly the Swiss franc, have given rise to the increase in the exchange rate effects in 2001.

(U.S. dollars in thousands, except per share amounts)

9. Losses and Loss Expenses (continued)

The amount of paid losses increased in 2001 over 2000 due mainly to an increase in current year loss events. However, the majority of net losses incurred related to the September 11 event and other loss events in the fourth quarter of 2001 had not been reported to the Company as paid losses by December 31, 2001. Consequently, the Company expects a higher level of paid losses in 2002 related to these 2001 loss events.

Higher paid losses in 2000 as compared to 1999 was due to the settlement of previously established reserves, particularly catastrophe losses as noted above.

The Company's net incurred losses and loss expenses included a charge of $21.5 million, $2.8 million and $10.6 million in 2001, 2000 and 1999, respectively, for estimates of actual and potential non-recoveries from reinsurers. Such charges for non-recoveries relate mainly to the September 11 event and reinsurance ceded for casualty business written prior to 1986. As at December 31, 2001 and 2000, the reserve for potential non-recoveries from reinsurers was $49.7 million and $25.6 million, respectively.

Except for certain workers compensation liabilities, the Company does not discount its unpaid losses and loss expenses. The Company utilizes tabular reserving for workers compensation unpaid losses that are considered fixed and determinable and discounts such losses using an interest rate of 7%. The tabular reserving methodology results in applying uniform and consistent criteria for establishing expected future indemnity and medical payments (including an explicit factor for inflation) and the use of mortality tables to determine expected payment periods. Tabular unpaid losses and loss expenses, net of reinsurance, at December 31, 2001 and 2000 were $231.0 million and $168.8 million, respectively. The related discounted unpaid losses and loss expenses were $98.0 million and $63.4 million as of December 31, 2001 and 2000, respectively.

Asbestos and Environmental Related Claims

The Company's reserving process includes a continuing evaluation of the potential impact on unpaid liabilities from exposure to asbestos and environmental claims, including related loss adjustment expenses. Liabilities are established to cover both known and incurred but not reported claims.

A reconciliation of the opening and closing unpaid losses and loss expenses related to asbestos and environmental exposure claims related to business written prior to 1986 for the years indicated is as follows:

	Year ended December 31		
	2001	2000	1999
Net unpaid losses and loss expenses at beginning of year	$34,747	$36,206	$34,850
Net incurred losses and loss expenses	2,016	1,053	4,416
Less net paid losses and loss expenses	3,611	2,512	3,060
Net (decrease) increase in unpaid losses and loss expenses	(1,595)	(1,459)	1,356
Net unpaid losses and loss expenses at end of year	33,152	34,747	36,206
Unpaid losses and loss expenses recoverable at end of year	60,166	48,133	49,022
Gross unpaid losses and loss expenses at end of year	$93,318	$82,880	$85,228

Incurred but not reported losses, net of reinsurance, included in the above table was $8.0 million in 2001, $14.0 million in 2000 and $16.1 million in 1999. Unpaid losses recoverable are net of potential uncollectible amounts.

(U.S. dollars in thousands, except per share amounts)

9. Losses and Loss Expenses (*continued*)

As of December 31, 2001 and 2000, the Company had approximately 453 and 374 open claim files, respectively, for potential asbestos exposures and 543 and 613 open claim files, respectively, for potential environmental exposures on business written prior to 1986. Approximately 44% and 45% of the open claim files for 2001 and 2000, respectively, are due to precautionary claim notices. Precautionary claim notices are submitted by the ceding companies in order to preserve their right to receive coverage under the reinsurance contract. Such notices do not contain an incurred loss amount to the Company.

The Company believes it has made reasonable provision for its asbestos and environmental exposures and is unaware of any specific issues that would significantly affect its estimate for losses and loss expenses.

The estimation of loss and loss expense liabilities for asbestos and environmental exposures is subject to much greater uncertainty than is normally associated with the establishment of liabilities for certain other exposures due to several factors, including: i) uncertain legal interpretation and application of insurance and reinsurance coverage and liability; ii) the lack of reliability of available historical claims data as an indicator of future claims development; iii) an uncertain political climate which may impact, among other areas, the nature and amount of costs for remediating waste sites; and iv) the potential of insurers and reinsurers to reach agreements in order to avoid further significant legal costs. Due to the potential significance of these uncertainties, the Company believes that no meaningful range of loss and loss expense liabilities beyond recorded reserves can be established. As these uncertainties are resolved, additional reserve provisions, which could be material in amount, may be necessary.

10. Reinsurance

The Company utilizes reinsurance and retrocession agreements principally to increase aggregate capacity and to reduce the risk of loss on business assumed. The Company's reinsurance and retrocession agreements provide for recovery of a portion of losses and loss expenses from reinsurers and reinsurance recoverables are recorded as assets. The Company is liable if the reinsurers are unable to satisfy their obligations under the agreements. Under the Company's reinsurance security policy, reinsurers are generally required to be rated A or better by Standard & Poor's ("S&P") or, in the case of Lloyd's syndicates, S&P "Four Bells" and/or B+ from Moody's Investor Service. The Company's Chief Credit Officer will consider reinsurers that are not rated or do not fall within the above rating categories on a case-by-case basis.

The effect of reinsurance and retrocessional activity on premiums written and earned from general operations is shown below:

	Premiums written Year ended December 31			Premiums earned Year ended December 31		
	2001	2000	1999	2001	2000	1999
Direct	$2,978,370	$1,688,923	$1,088,028	$2,763,288	$1,456,064	$ 994,339
Assumed	1,805,352	1,440,108	1,354,892	1,751,464	1,455,694	1,259,632
Ceded	(1,855,296)	(1,012,791)	(541,037)	(1,734,825)	(876,518)	(503,965)
Net	$2,928,426	$2,116,240	$1,901,883	$2,779,927	$2,035,240	$1,750,006

(U.S. dollars in thousands, except per share amounts)

10. Reinsurance (continued)

The Company recorded reinsurance recoveries on losses and loss expenses incurred of $3.0 billion, $1.1 billion and $390.9 million for the years ended December 31, 2001, 2000 and 1999, respectively. The Company is the beneficiary of letters of credit, trust accounts and funds withheld in the aggregate amount of $1.3 billion at December 31, 2001, collateralizing reinsurance recoverables with respect to certain retrocessionnaires.

Unpaid losses and loss expenses recoverable increased significantly during 2001 primarily due to the acquisition of Winterthur International and the September 11 event. See Notes 4 and 5 for further information. No reinsurer accounted for 10% or more of the outstanding reinsurance recoverable balance at December 31, 2001. At December 31, 2001, the largest reinsurance balance receivable and unpaid loss recoverable from a single reinsurer was $355.2 million due from Hannover Re (Ireland) Ltd, and $79.1 million from their affiliate, E+S Reinsurance (Ireland), Ltd, which are both rated A+ by A.M. Best.

11. Deposit Liabilities

The Company has entered into certain contracts that transfer insufficient risk to be accounted for as insurance or reinsurance. These contracts have been recorded as deposit liabilities and are matched by an equivalent amount of investments. At December 31, 2001 and 2000, total deposit liabilities were $1.7 billion and $1.2 million, respectively.

The Company has investment risk related to its ability to generate sufficient investment income to enable the total invested assets to cover the payment of the estimated ultimate liability. The Company establishes an initial accretion rate at inception of the contract, which is reviewed and adjusted periodically based on claims activity and current investment yields.

12. Policy Benefit Reserves

During 2001, the Company entered into long duration contracts that subject the Company to mortality and morbidity risks and which were accounted for as life premiums earned. Policy benefit reserves were established using a net premium method and assumptions for investment yields, mortality, morbidity, terminations and expenses, applicable at the time the insurance contracts were made. The assumptions include provisions for the risk of adverse deviations. At December 31, 2001, policy benefit reserves related to these contracts were $625.1 million. The average rate of assumed investment yield for these contracts was 5.1% per annum.

13. Notes Payable and Debt and Financing Arrangements

As at December 31, 2001, the Company had bank, letter of credit and loan facilities available from a variety of sources, including commercial banks, totaling $4.4 billion (2000: $2.6 billion) of which $1.6 billion (2000: $450.0 million) of debt was outstanding. In addition, $2.0 billion (2000: $1.1 billion) of letters of credit were outstanding, 5% of which were collateralized by the Company's investment portfolio, supporting U.S. non-admitted business and the Company's Lloyd's capital requirements.

(U.S. dollars in thousands, except per share amounts)

13. Notes Payable and Debt and Financing Arrangements (continued)

The financing structure at December 31, 2001 was as follows:

Facility	Commitment	In Use/Outstanding
Debt:		
364-day Revolver	$ 500,000	$ –
2 facilities of 5-year Revolvers – total	350,000	350,000
7.15% Senior Notes due 2005	100,000	99,970
6.58% Guaranteed Senior Notes due 2011	255,000	255,000
Zero Coupon Convertible Debentures due 2021	609,692	609,692
Liquid Yield Option Notes™ due 2021	290,147	290,147
Other operating debt	68	68
	$ 2,104,907	$1,604,877
Letters of Credit:		
6 facilities – total	$2,274,000	$2,029,000

The financing structure at December 31, 2000 was as follows:

Facility	Commitment	In Use/Outstanding
Debt:		
364-day Revolver	$ 500,000	$ –
2 facilities of 5 year Revolvers – total	350,000	350,000
7.15% Senior Notes due 2005	100,000	99,964
Other operating debt	68	68
	$ 950,068	$ 450,032
Letters of Credit:		
5 facilities – total	$ 1,679,000	$1,109,000

The Company entered into a $500.0 million 364-day revolving credit facility effective June 29, 2001, to replace a facility of $500.0 million that expired during 2001. A syndicate of banks provides this facility and borrowings are unsecured. The Company borrowed and repaid $200.0 million under a prior facility during the first quarter of 2000. The Company borrowed $50.0 million under the expired facility in March 2001 and repaid the borrowing in April 2001. There were no other borrowings under the facilities during the remainder of 2001. The weighted average interest rate on the funds borrowed during 2001 and 2000 was approximately 5.4% and 6.3%, respectively.

Two syndicates of banks provide the two five-year facilities and borrowings are unsecured. The amount of $350.0 million outstanding at both December 31, 2001 and 2000 related primarily to acquisitions of subsidiaries. The weighted average interest rate on funds borrowed during 2001 was approximately 5.3% and 6.6% during 2000.

The Company issued $100.0 million of 7.15% Senior Notes due November 15, 2005 through a public offering at a price of $99.9 million in 1995.

In April 2001, the Company issued at par $255.0 million of 6.58% Guaranteed Senior Notes due April 2011 through a private placement to institutional investors. Proceeds of the debt were used for general corporate purposes.

(U.S. dollars in thousands, except per share amounts)

13. Notes Payable and Debt and Financing Arrangements (continued)

In May 2001, the Company issued $1,010.8 million principal amount at maturity (subject to adjustment in the event there is an upward interest adjustment) of Zero Coupon Convertible Debentures ("CARZ") at $593.57 per bond and, unless converted or repaid before their due date of May 2021, they will be repaid in May 2021 at $1,000 per bond, at a total cost of $1.01 billion. The accretion rate is 2.625% per annum on a semi-annual basis or 2.6422% per annum on an annual basis.

In September 2001, the Company also issued $508.8 million principal amount at maturity (subject to adjustment in the event there is an upward interest adjustment) of Liquid Yield Option Notes™ ("LYONs") at an initial price of $565.01 per bond. The LYONs will also be repaid at $1,000 each, unless converted or repaid before their due date of September 2021, at a total cost of $508.8 million. The accretion rate on the LYONs is 2.875% per annum on a semi-annual basis or 2.89566% per annum on an annual basis.

Although both the CARZ and LYONs are due to be repaid in 2021, there are several features that may result in the bonds being repaid or converted into the Company's Class A Ordinary Shares before the redemption date. As these features include market-driven features and options available to the Company and bondholders, it is not possible to determine if the bonds will remain outstanding until their scheduled maturity in 2021

Each of the CARZ and LYONs provide the bondholders the right to require the Company to repurchase the bonds on predetermined dates ("put" dates) at predetermined values as set forth in the relevant indenture. The put dates for the CARZ occur on May 23 of 2002, 2004, 2006, 2008, 2011 and 2016. The put dates for the LYONs occur on September 7 of 2002, 2003, 2004, 2006, 2008, 2011 and 2016. The Company may, at its option, pay the repurchase price in cash or Class A ordinary shares or a combination thereof.

In addition, each of the CARZ and LYONs provide for a contingent conversion feature that gives the bondholders the right to convert the bonds into the Company's shares at other times during the life of the bonds should the market price of the Company's shares trade at certain levels. Accordingly, if the Company's share price is at least 110% of the accreted conversion price for at least twenty of the thirty days during the relevant conversion period, the bondholders would have the right to convert the bonds into Class A Ordinary Shares. If converted for shares, each CARZ would be converted into 5.9467 shares and each holder of a LYONs would receive 5.277 shares. The accreted values would be determined by applying the accretion rate to the initial issue price. In the example of CARZ, the accreted price on May 23, 2002 will be $609.25 determined by adding one year's accretion of 2.6422% per annum on an annual basis to the original issue price of $593.57.

The holders of each of the CARZ and LYONs also have the right to convert the bonds for shares in the event that the trading price of the bonds for a predetermined period falls below 95% of the value of the equivalent number of shares, provided however, if the shares are trading at a predetermined premium to the accreted price of the bonds, holders may receive cash, shares or a combination thereof in lieu of shares upon conversion.

These bonds also provide for interest rates to be adjusted in the event that the Company's stock price falls below levels specified in the relevant indenture relative to the conversion price.

In addition, in the event that the credit ratings assigned to the bonds by Standard & Poor's fall below the specified level of BBB+, the bonds would be convertible into shares at 5.9467 shares per CARZ and 5.277 per LYON. The rating assigned to the bonds at the time of issue was A+. Some corporate transactions, such as a change of control of the Company, would give the bondholders the right to require the Company to repurchase the bonds at the accreted value of the bonds at that time.

(U.S. dollars in thousands, except per share amounts)

13. Notes Payable and Debt and Financing Arrangements (continued)

The bonds become immediately due if an event of default occurs and 25% or more of the bondholders demand repayment of the accreted value at the time of such event. Such an event of default would include failure to pay amounts due on the notes, an event of default occurring under the Company's other credit facilities, or certain other events such as bankruptcy or insolvency of the Company.

The bonds are also callable as the Company has the right to redeem the bonds for cash, in full or in part, at their accreted value at any time after May 23, 2004, in the case of the CARZ, and September 7, 2004, in the case of the LYONs.

The puts and the interest rate adjustment features embedded in the CARZ and LYONs are considered derivatives and are subject to fair value. There is currently minimal value ascribed to the puts, as the contingent events of these features are considered unlikely to occur or to the interest rate adjustment feature due to the current trading value of the bonds. Due to the contingent nature of the conversion features of these debt securities, there is no impact on fully diluted earnings (loss) per share at this time.

Total pre-tax interest expense on the borrowings described above was $65.4 million, $32.1 million and $37.4 million for the years ended December 31, 2001, 2000 and 1999, respectively. Associated with the Company's bank and loan commitments are various covenants that include, among other things, the requirement to maintain a minimum credit and financial strength rating and a minimum amount of consolidated shareholders' equity. The Company was in compliance with these covenants throughout the three years ended December 31, 2001.

The Company had six letter of credit facilities available at December 31, 2001, two from two syndicates of banks, one from a U.K. bank, two from U.S. banks and one from the seller of Winterthur International. These facilities include a $1.0 billion unsecured syndicated letter of credit facility that replaced a syndicated facility that expired during the year. In addition, the Company entered into a new $390.0 million unsecured syndicated facility that replaced an expired syndicate facility that supports the Company's Lloyd's capital requirements. These facilities are utilized to support non-admitted insurance and reinsurance operations in the U.S. and capital requirements at Lloyd's. All of these facilities are scheduled for renewal during 2002, and the Winterthur International arrangement will also terminate during 2002. Of the letters of credit outstanding at December 31, 2001, $110.0 million (2000: $160.0 million) were collateralized against the Company's investment portfolio and $1.9 billion (2000: $949.0 million) were unsecured. The letters of credit outstanding increased during 2001 due to the effects of the September 11 event.

14. Derivative Instruments and Weather Risk Management Products

The Company enters into derivative instruments for both risk management and trading purposes. The Company is exposed to potential loss from various market risks, including changes in interest rates, foreign currency exchange rates and commodity values, as it relates to the Company's participation in the weather risk management market. The Company manages its market risks based on guidelines established by management. These derivative instruments are carried at fair value with the resulting gains and losses recognized in income in the period in which they occur.

(U.S. dollars in thousands, except per share amounts)

14. Derivative Instruments (continued)

The following table summarizes these instruments and the effect on net income in income in the years ended December 31, 2001, 2000 and 1999:

	2001	2000	1999
Credit default swaps:			
Net premiums earned	$ 12,394	$ –	$ –
Losses and loss expenses	13,667	–	–
Net unrealized losses on derivative instruments	(26,814)	–	–
Fee income and other	8,661	15,924	–
Total	$(19,426)	$15,924	$ –
Weather risk management products:			
Fee income and other	$ 16,556	$ –	$ –
Investment derivatives:			
Net realized gains on derivative instruments	$ (1,332)	$ 9,753	$21,648
Net unrealized gains (losses) on derivative instruments	15,970	(4,272)	5,908
Total	$ 14,638	$ 5,481	$27,556
Impact on net income (loss)	$ 11,768	$21,405	$27,556

(a) Credit Default Swaps

Credit default swaps issued by the Company meet the definition of a derivative under FAS 133. Effective January 1, 2001, the Company has recorded these products at fair value, modeled on prevailing market conditions and certain other factors relating to the structure of the transaction. The Company considers credit default swaps to be, in substance, financial guaranty contracts as the Company has the intent to hold them to maturity. The change resulting from movement in credit spreads is unrealized as the credit default swaps are not traded to realize this value and is included in net unrealized gains and losses on derivatives. Other elements of the change in fair value are based on pricing established at the inception of the contract.

Credit default swaps generally enhance a synthetic portfolio of securities. The credit ratings of the underlying securities vary and a single rating is calculated for the portfolio at the inception of the transaction by an independent agency. In order to effectively price and market the transaction, different tranches are modeled for the purpose of assigning credit ratings based upon the level of subordination. Generally, a primary layer is created to enable the originator of the transaction to participate in the risks. The Company generally participates in senior or rated tranches of a risk, but may participate in the primary layer in selected instances.

The Company fair values transactions related to the primary layers of credit default swaps using a model that calculates the net present value of the premiums and expected losses. The change in fair value recorded for transactions pertaining to primary layers as of December 31, 2001 was a gain of $8.1 million.

Credit default swaps where the Company participates in the rated tranche are considered, in substance, financial guaranty transactions as the Company intends to hold them to maturity. Since the Company underwrites all financial guaranty transactions in the expectation of not incurring a loss, the net present value method described above is not considered appropriate. The rated tranches are therefore fair valued using changes in credit spreads to reflect current market conditions. The Company will also consider the characteristics and credit ratings of the

(U.S. dollars in thousands, except per share amounts)

14. Derivative Instruments (continued)

underlying portfolio in order to apply the model to obtain an estimate of fair value. The change in fair value recorded for the rated tranches as of December 31, 2001 was a loss of $27.5 million. In accordance with FAS 133, the Company recorded a transition adjustment to recognize the difference between the carrying values and the fair values of the credit default swaps at January 1, 2001. This adjustment was not significant.

(b) Weather Risk Management Products

The Company maintains a weather related derivatives trading portfolio. The fair value of these transactions is determined using internally developed models. The models used to determine these fair values are consistent with the models used to estimate the Company's Value-at-Risk ("VaR") exposure to weather risk. The VaR methodology is a comprehensive statistical measure that uses historical weather results to calculate the potential losses that could occur over a defined period of time given a certain probability. Currently, the Company believes that the methodology utilized is appropriate based upon a comparison with the VaR approaches used in other markets.

Calculation of the fair value is based on historically realized weather results, including heating and cooling degree days. Historical data is then adjusted for any underlying weather trends and the expected potential payout is computed for each transaction. Actual weather results impacting each transaction are then compared to historical weather data and the fair value adjusted accordingly.

The change in fair value recorded for the weather risk management products as of December 31, 2001 was a loss of $1.1 million and the realized gains totaled $17.7 million. These amounts have both been included in fee income and other.

(c) Investment Derivatives, including Embedded Derivatives

Foreign Currency Exposure Management

The Company uses foreign exchange contracts to manage its exposure to the effects of fluctuating foreign currencies on the value of certain of its foreign currency fixed maturities and equity investments. These contracts are not designated as specific hedges for financial reporting purposes and therefore, realized and unrealized gains and losses on these contracts are recorded in income in the period in which they occur. These contracts generally have maturities of three months or less. In addition, where the Company's investment managers believe potential gains exist in a particular currency, a forward contract may not be entered into. At December 31, 2001 and 2000, forward foreign exchange contracts with notional principal amounts totaling $45.5 million and $166.8 million, respectively were outstanding. The fair value of these contracts as at December 31, 2001 and 2000 was $45.7 million and $164.5 million, respectively, with unrealized gains of $0.1 million in 2001 and unrealized losses of $2.3 million in 2000. For the years ended December 31, 2001 and 2000, realized gains of $5.3 million and $48.3 million, respectively, and unrealized gains of $2.3 million and unrealized losses of $4.3 million, respectively, were recorded in net realized and unrealized gains and losses on derivative instruments.

(U.S. dollars in thousands, except per share amounts)

14. Derivative Instruments (continued)

Until 2001, the Company attempted to hedge directly the foreign currency exposure of a portion of its foreign currency fixed maturity investments using forward foreign exchange contracts that generally had maturities of three months or less, and which were rolled over to provide continuing coverage for as long as the investments were held. Where an investment was sold, the related foreign exchange sale contract was closed by entering in to an offsetting purchase contract. At December 31, 2000, the Company had, as hedges, foreign exchange contracts for the sale of $121.0 million and the purchase of $25.7 million of foreign currencies at fixed rates, primarily Euros. The notional value of fixed maturities denominated in foreign currencies that were hedged and held by the Company as at December 31, 2000 was $100.6 million. In connection with these foreign exchange contracts directly hedging foreign currency fixed maturity investments, unrealized foreign exchange gains or losses were deferred and included in accumulated other comprehensive loss. As at December 31, 2000, unrealized losses amounted to $10.2 million and realized losses totaled $0.7 million. Since 2000, contracts the Company enters into are not designated as specific hedges, and consequently all realized and unrealized gains and losses are recorded in income in the period in which they occur.

In 2000, the Company used foreign exchange contracts to manage its exposure to the effects of fluctuating foreign currencies on certain of its known claims payable in foreign currencies. These contracts were not designated as specific hedges for financial reporting purposes and therefore, realized and unrealized gains and losses on the contracts were recorded in income in the period in which they occurred. A loss of $6.8 million was realized in 2000 in connection with these contracts. At December 31, 2000, no such contracts were outstanding and no contracts were entered into in 2001.

The Company has entered into other investment derivative instruments in 2001 and 2000. Results of these transactions are insignificant.

The Company is exposed to credit risk in the event of non-performance by the other parties to the forward contracts, however the Company does not anticipate non-performance. The difference between the notional principal amounts and the associated market value is the Company's maximum credit exposure.

Financial Market Exposure

The Company also uses bond and stock index futures to add value to the portfolio where market inefficiencies are believed to exist, to equitize cash holdings of equity managers and to adjust the duration of a portfolio of fixed income securities to match the duration of related deposit liabilities. These instruments are marked to market on a daily basis and changes in fair values are recorded through net realized and unrealized gains and losses on derivative instruments. The Company measures potential losses in fair values using various statistical techniques, including VaR. The Company calculates VaR for investment related derivatives based on a 95% confidence interval with a one month horizon.

At December 31, 2001 and 2000, bond and stock index futures outstanding were $695.6 million (2000: $83.8 million) with underlying investments having a market value of $9.7 billion (2000: $2.5 billion). Losses of $1.0 million and $32.4 million on these contracts were realized during the years ended December 31, 2001 and 2000, respectively. The Company reduces its exposure to these futures through offsetting transactions, including options and forwards. The VaR of the total investment portfolio and of all investment related derivatives at December 31, 2001 was approximately $351.0 and $18.0 million, respectively.

(U.S. dollars in thousands, except per share amounts)

14. Derivative Instruments (continued)

Other Investment Derivatives

The Company holds warrants in conjunction with certain of its other investments. These warrants are recorded at fair value based on quoted market prices. At December 31, 2001, the Company recorded a gain of $13.6 million related the change in fair value of these warrants. No such warrants were held in 2000.

The Company entered into a treasury rate lock agreement with the underwriters of the 6.58% Guaranteed Senior Notes due 2011. The Notes were priced using a margin over the yield of a U.S. Treasury note with a similar maturity. The treasury rate lock agreement was designed to eliminate underlying pricing risk of the Company's debt that would have resulted from an increase in the yield of the comparable U.S. Treasury issue between the initiation of the transaction and the pricing of the transaction. A loss of $5.6 million was realized and recorded in net realized and unrealized gains and losses on derivative instruments in the year ended December 31, 2001 related to this treasury rate lock agreement.

15. Commitments and Contingencies

(a) Special Purpose Vehicles

The Company utilizes special purpose vehicles to a limited extent both indirectly and directly in the ordinary course of the Company's business. At the transactional level, the Company provides various forms of credit enhancement including financial guaranty insurance and reinsurance of structured transactions backed by pools of assets of specified types, municipal obligations supported by the issuers' ability to charge fees for specified services or projects, and corporate risk based obligations including essential infrastructure projects and obligations backed by receivables from future sales of commodities and other specified services. The obligations related to these transactions are often securitized through off-balance sheet vehicles. In synthetic transactions, the Company guarantees payment obligations of counterparties including special purpose vehicles under credit default swaps referencing asset portfolios. The Company only provides financial guaranty insurance, or indirectly reinsurance, of these vehicles for fixed premiums at market rates but does not hold any equity positions or subordinated debt in these off-balance sheet arrangements. Accordingly, these vehicles are not consolidated.

The Company has a 38% investment in an asset-backed commercial paper company that invests funds provided through a commercial paper and a Euro Medium Term Note program. The assets of this company are guaranteed by an unrelated third party. The Company has a further indirect investment that does not provide any additional control. The Company accounts for this investment on an equity basis. The Company has loaned a $30.0 million note to this investment vehicle. The investment company has assets and liabilities of $950.0 million at December 31, 2001 and generated income net of start-up costs totaling $1.2 million. The Company believes its investment in this company and note receivable are realizable.

The Company created XL Capital Finance (Europe) plc to facilitate the January 2002 issue of 6.5% Guaranteed Senior Notes in January 2002. This special purpose vehicle is wholly-owned and will be consolidated in the Company's consolidated financial statements.

(b) Exposures under Financial Guaranties

The Company provides and reinsures financial guaranties issued to support public and private borrowing arrangements. Financial guaranties are conditional commitments that guaranty the performance of an obligor to a third party. The Company's potential liability in the event of non-payment by the issuer of the insured obligation is represented by its proportionate share of the aggregate outstanding principal and interest payable ("insurance in force") on such insured obligation. In synthetic transactions, the Company guaranties payment obligations of coun-

(U.S. dollars in thousands, except per share amounts)

15. *Commitments and Contingencies (continued)*

terparties under credit default swaps. At December 31, 2001, the Company's net aggregate insurance in force was $29.0 billion. The range of maturity of the insured obligations is one to thirty five years.

The Company does not record a carrying value for future installment premiums as they are recognized over the term of the contract. The present value of future installment premiums discounted at 7% is $205.9 million at December 31, 2001.

The Company manages its exposures to underwriting risk on these transactions through a structured process which includes but is not limited to detailed credit analysis, review of and adherence to underwriting guidelines and the use of reinsurance. The Company has also implemented surveillance policies and procedures to monitor its exposure throughout the life of the transactions. In addition, the structure of the transactions are such that the insured obligation is backed by a stream of cash flows, pools of assets or some other form of collateral. This collateral would typically become the Company's upon the payment of a claim by the Company.

(c) Concentrations of Credit Risk

The creditworthiness of a counterparty is evaluated by the Company, taking into account credit ratings assigned by independent agencies. The credit approval process involves an assessment of factors including, among others, the counterparty, country and industry credit exposure limits. Collateral may be required, at the discretion of the Company, on certain transactions based on the creditworthiness of the counterparty.

The areas where significant concentrations of credit risk may exist include unpaid losses and loss expenses recoverable and reinsurance balances receivable (collectively "reinsurance assets"), investments and cash and cash equivalent balances. The Company's reinsurance assets at December 31, 2001 amounted to $6.3 billion and resulted from reinsurance arrangements in the course of its operations. A credit exposure exists with respect to reinsurance assets as they may be uncollectible. The Company manages its credit risk in its reinsurance relationships by transacting with reinsurers that it considers financially sound, and if necessary, the Company may hold collateral in the form of funds, trust accounts and/or irrevocable letters of credit. This collateral can be drawn on for amounts that remain unpaid beyond specified time periods on an individual reinsurer basis. See Note 10 for further information.

In addition, the Company underwrites a significant amount of its business through brokers and a credit risk exists should any of these brokers be unable to fulfill their contractual obligations with respect to the payments of insurance and reinsurance balances to the Company. During 2001, 2000 and 1999, approximately 23%, 22% and 21%, respectively, of the Company's consolidated gross written premiums from general operations were generated from or placed by Marsh & McLennan Companies. During 2001, 2000 and 1999, approximately 16%, 16% and 13%, respectively, of the Company's consolidated gross written premiums from general operations were generated from or placed by AON Corporation and its subsidiaries. Both of these companies are large, well established companies and there are no indications that either of them is financially troubled. No other broker and no one insured or reinsured accounted for more than 10% of gross premiums written from general operations in each of the three years ended December 31, 2001.

The Company's available for sale investment portfolio is managed by external managers in accordance with guidelines that have been tailored to meet specific investment strategies, including standards of diversification, which limit the allowable holdings of any single issue. The Company did not have an aggregate investment in a single entity, other than the U.S. government, in excess of 10% of shareholders' equity at December 31, 2001 and 2000.

(U.S. dollars in thousands, except per share amounts)

15. Commitments and Contingencies (continued)

(d) Other Investments

The Company has committed to invest in several limited partnerships as part of its overall corporate strategy. The primary purpose of these partnerships is to invest capital provided by the partners in various insurance and reinsurance ventures. The Company had invested $163.3 million and $103.0 million as at December 31, 2001 and 2000, respectively, with commitments to invest a further $144.8 million over the next ten years. The Company does not actively participate in the management of the partnerships.

(e) Properties

The Company rents space for its principal executive offices under leases that expire up to 2014. Total rent expense for the years ended December 31, 2001, 2000 and 1999 was approximately $18.9 million, $18.3 million and $13.0 million, respectively. Future minimum rental commitments under existing leases are expected to be as follows:

Year ending December 31:	2002	$ 16,643
	2003	15,681
	2004	14,080
	2005	12,668
	2006	10,126
	Later years	48,590
	Total minimum future rentals	$117,788

In 1997, the Company acquired commercial real estate in Bermuda for the purpose of securing long-term office space for its worldwide headquarters. Development was completed in April 2001. The total cost of this development, including the land, was approximately $125.0 million.

(f) Tax Matters

The Company is a Cayman Islands corporation and, except as described below, neither it nor its non-U.S. subsidiaries have paid United States corporate income taxes (other than withholding taxes on dividend income) on the basis that they are not engaged in a trade or business or otherwise subject to taxation in the United States. However, because definitive identification of activities which constitute being engaged in trade or business in the United States is not provided by the Internal Revenue Code of 1986, regulations or court decisions, there can be no assurance that the Internal Revenue Service will not contend that the Company or its non-U.S. subsidiaries are engaged in trade or business or otherwise subject to taxation in the United States. If the Company or its non-U.S. subsidiaries were considered to be engaged in trade or business in the United States (and, if the Company or such subsidiaries were to qualify for the benefits under the income tax treaty between the United States and Bermuda or Ireland, such businesses were attributable to a "permanent establishment" in the United States), the Company or such subsidiaries could be subject to U.S. tax at regular tax rates on its taxable income that is effectively connected with its U.S. trade or business plus an additional 30% "branch profits" tax on such income remaining after the regular tax, in which case there could be a significant adverse effect on the Company's results of operations and financial condition.

16. Share Capital

(a) Authorized and Issued

The authorized share capital is 999,990,000 ordinary shares of a par value of $0.01 each. Holders of Class A ordinary shares are entitled to one vote for each share. In June 2000, the Company's Class B ordinary shares were converted into Class A ordinary shares on a one-for-one basis. All shares in issue at December 31, 2001 are Class A ordinary shares.

The following table is a summary of shares issued and outstanding (in thousands):

	Year ended December 31		
	2001	2000	1999
Balance – beginning of year	125,020	127,807	128,745
Exercise of options	1,812	2,247	443
Issue of restricted shares	235	40	107
Repurchase of shares	(1,533)	(5,074)	(1,488)
Issue of shares	9,200	–	–
Balance – end of year	134,734	125,020	127,807

The Company issued 9.2 million shares during 2001 at a price of $89.00 per share to support capital requirements subsequent to the September 11 event. Net proceeds received were $787.7 million.

(b) Share Repurchases

The Company has had several stock repurchase plans in the past as part of its capital management program. In June 1999, the Board of Directors rescinded the Company's share repurchase plans. On January 9, 2000, the Board of Directors authorized the repurchase of shares up to $500.0 million. During 2001, the Company repurchased 1.5 million shares at a total cost of $116.9 million, or an average cost of $76.40 per share. During 2000, the Company repurchased 5.1 million shares at a total cost of $247.7 million, or an average cost of $48.82 per share.

(c) Stock Plans

The Company's executive stock plan, the 1991 Performance Incentive Program, as amended and restated effective March 17, 2000, provides for grants of non-qualified or incentive stock options, restricted stock awards and stock appreciation rights ("SARs"). The plan is administered by the Company and the Compensation Committee of the Board of Directors. Stock options may be granted with or without SARs. Grant prices are established at the fair market value of the Company's common stock at the date of grant. Options and SARs have a life of not longer than ten years and vest as set forth by the Compensation Committee at the time of grant. Options currently vest annually over three years from date of grant.

Restricted stock awards issued under the 1991 Performance Incentive Program plan vest over such periods as the Compensation Committee may approve. These shares contained certain restrictions, prior to vesting, relating to, among other things, forfeiture in the event of termination of employment and transferability. As the shares are issued, deferred compensation equivalent to the fair market value on the date of the grant is charged to shareholders' equity and subsequently amortized over the vesting period. Restricted stock issued under the plan totaled 227,795 shares, 77,472 shares and 113,100 shares in 2001, 2000 and 1999, respectively. Restricted stock awards granted by NAC prior to the merger amounted to 3,627 shares in 1999. Vesting for restricted stock awards generally occurs over a four to six year period.

(U.S. dollars in thousands, except per share amounts)

16. Share Capital (continued)

All options granted to non-employee directors are granted under the 1991 Performance Incentive Program. All options vest immediately on the grant date. Directors may also make an irrevocable election preceding the beginning of each fiscal year to defer cash compensation that would otherwise be payable as his or her annual retainer in increments of $5,000. The deferred payments are credited in the form of shares calculated by dividing 110% of the deferred payment by the market value of the Company's stock at the beginning of the fiscal year. These shares are distributed under the terms of the plan. Shares issued under the plan totaled 4,240, 8,179 and nil in 2001, 2000 and 1999, respectively.

A second stock plan is provided for the directors that grants share units equal to their annual retainer divided by market price of the Company's stock on January 1 of each year. These units receive dividends in the form of additional units equal to the cash value divided by the market price on the payment date. Stock units totaling 7,318, 12,903 and 1,217 were issued in 2001, 2000 and 1999, respectively. Total units are granted as shares upon retirement.

Following the merger with NAC, new option plans were created in the Company to adopt the NAC plans. Options generally have a five or six year vesting schedule, with the majority expiring ten years from the date of grant; the remainder having no expiration. A stock plan is also maintained for non-employee directors. Options expire ten years from the date of grant and are fully exercisable six months after their grant date.

In 1999, the Company adopted the 1999 Performance Incentive Plan under which 1,250,000 options were available and issued to employees who were not directors or executive officers of the Company.

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standard 123, "Accounting for Stock-Based Compensation." Had the Company adopted the accounting provisions of FAS 123, compensation costs would have been determined based on the fair value of the stock option awards granted in 2001, 2000 and 1999, and net income and earnings per share would have been reduced to the pro-forma amounts indicated below:

	Year ended December 31		
	2001	2000	1999
Net (loss) income – as reported	$(576,135)	$506,352	$470,509
Net (loss) income – pro-forma	$(615,868)	$481,560	$437,592
Basic (loss) earnings per share – as reported	$(4.55)	$4.07	$3.69
Basic (loss) earnings per share – pro-forma	$(4.86)	$3.87	$3.43
Diluted (loss) earnings per share – as reported	$(4.55)	$4.03	$3.62
Diluted (loss) earnings per share – pro-forma	$(4.86)	$3.83	$3.36

(d) FAS 123 Pro Forma Disclosure

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2001	2000	1999
Dividend yield	2.26%	3.58%	3.43%
Risk free interest rate	4.65%	5.04%	5.90%
Expected volatility	26.01%	25.77%	24.66%
Expected lives	5.0 years	7.5 years	7.5 years

Total stock based compensation expensed, which related to amortization of restricted stock, was $10.4 million, $9.5 million and $7.7 million in 2001, 2000 and 1999, respectively.

(U.S. dollars in thousands, except per share amounts)

16. Share Capital (continued)

(e) Options

Following is a summary of stock options and related activity:

	2001		2000		1999	
	Number of Shares	Average Exercise Price	Number of Shares	Average Exercise Price	Number of Shares	Average Exercise Price
Outstanding – beginning of year	8,163,017	$ 51.09	10,282,723	$ 46.50	7,685,414	$ 50.61
Granted	3,089,999	$ 79.42	579,852	$ 49.95	3,207,492	$ 57.06
Exercised	(1,943,966)	$ 47.61	(2,515,774)	$ 31.48	(421,163)	$ 27.57
Cancelled	(114,918)	$ 66.26	(183,784)	$ 61.80	(189,020)	$ 55.25
Outstanding – end of year	9,194,132	$ 61.10	8,163,017	$ 51.09	10,282,723	$ 46.50
Options exercisable	5,021,748		5,034,693		5,287,657	
Options available for grant	5,915,430	*	9,904,918	*	1,028,853	*

*Available for grant includes shares that may be granted as either stock options or restricted stock.

The following table summarizes information about the Company's stock options (including stock appreciation rights) for options outstanding as of December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options	Average Exercise Price	Average Remaining Contractual Life	Number of Options	Average Exercise Price
$10.44 – $32.93	378,237	$ 25.24	3.1 years	378,237	$ 25.24
$33.88 – $50.00	3,410,925	$ 46.48	5.4 years	2,491,064	$ 45.37
$51.00 – $64.69	1,447,971	$ 57.80	4.9 years	1,057,496	$ 58.71
$66.50 – $93.25	3,956,999	$ 78.33	8.5 years	1,094,951	$ 74.97
$10.44 – $93.25	9,194,132	$ 61.10	7.2 years	5,021,748	$ 53.12

(f) Voting

The Company's Articles of Association restrict the voting power of any person to less than approximately 10% of total voting power.

(g) Share Rights Plan

Rights to purchase Class A ordinary shares ("the Rights") were distributed as a dividend at the rate of one Right for each Class A ordinary share held of record as of the close of business on October 31, 1998. Each Right entitles holders of Class A ordinary shares to buy one ordinary share at an exercise price of $350. The Rights would be exercisable, and would detach from the Class A ordinary shares, only if a person or group were to acquire 20% or more of the Company's outstanding Class A ordinary shares, or were to announce a tender or exchange offer that, if

(U.S. dollars in thousands, except per share amounts)

16. Share Capital (continued)

consummated, would result in a person or group beneficially owning 20% or more of Class A ordinary shares. Upon a person or group without prior approval of the Board acquiring 20% or more of Class A ordinary shares, each Right would entitle the holder (other than such an acquiring person or group) to purchase Class A ordinary shares (or, in certain circumstances, Class A ordinary shares of the acquiring person) with a value of twice the Rights exercise price upon payment of the Rights exercise price. The Company will be entitled to redeem the Rights at $0.01 per Right at any time until the close of business on the tenth day after the Rights become exercisable. The Rights will expire at the close of business on September 30, 2008, and do not initially have a fair value. The Company has initially reserved 119,073,878 Class A ordinary shares being authorized and unissued for issue upon exercise of Rights.

17. Retirement Plans

The Company maintains both defined contribution and defined benefit retirement plans, which vary for each subsidiary. Plan assets are invested principally in equity securities and fixed maturities.

The Company has a qualified defined contribution plan which is managed externally and whereby employees and the Company contribute a certain percentage of the employee's gross salary into the plan each month. The Company's contribution generally vests over 5 years. The Company's expenses for its qualified contributory defined contribution retirement plans were $9.7 million, $7.4 million and $4.8 million in the years ended December 31, 2001, 2000 and 1999, respectively.

At XL America, a qualified non-contributory defined benefit pension plan exists to cover substantially all its U.S. employees. This plan also includes a non-qualified supplemental defined benefit plan designed to compensate individuals to the extent their benefits under the Company's qualified plan are curtailed due to Internal Revenue Code limitations. Benefits are based on years of service and compensation, as defined in the plan, during the highest consecutive three years of the employee's last ten years of employment. Under these plans, the Company's policy is to make annual contributions to the plan that are deductible for federal income tax purposes and that meet the minimum funding standards required by law. The contribution level is determined by utilizing the entry age cost method and different actuarial assumptions than those used for pension expense purposes. The projected benefit obligation, accumulated benefit obligation and fair value of the assets for this plan with accumulated benefit obligations in excess of plan assets were $24.9 million, $15.1 million and $12.4 million, respectively, as of December 31, 2001, and $21.3 million, $12.6 million and $12.3 million, respectively, as of December 31, 2000.

Winterthur International pension benefits and retirement plans are subject to transition provisions in the Sale and Purchase Agreement. Under these plans, employees accrue benefits based on years of credited service, average compensation and age. The pension obligation under these arrangements will continue with the seller until contractual terms are satisfied and the liability under a GAAP basis has been quantified and agreed between the Company and the seller, at which point all Winterthur International employees will be covered under a Company plan. Definition of various contractual rights and obligations and valuation of the plans are not expected to be completed until later in 2002. The seller will provide the assets to fund the pension liability. It is not believed that adoption of these plans will have a significant effect on the results of operations, financial position and liquidity of the Company.

(U.S. dollars in thousands, except per share amounts)

18. Accumulated Other Comprehensive Loss

The related tax effects allocated to each component of the change in accumulated other comprehensive income were as follows:

	Before Tax amount	Tax Expense (Benefit)	Net of Tax amount
Year ended December 31, 2001:			
Unrealized gains (losses) on investments:			
Unrealized losses arising during year	$(160,201)	$ 9,576	$(169,777)
Less reclassification for gains (losses) realized in income	(93,237)	5,536	(98,773)
Net unrealized losses on investments	(66,964)	4,040	(71,004)
Foreign currency translation adjustments	(31,882)	5,415	(37,297)
Change in accumulated other comprehensive loss	$ (98,846)	$ 9,455	$(108,301)
Year ended December 31, 2000:			
Unrealized gains (losses) on investments:			
Unrealized losses arising during year	$ (82,362)	$(21,980)	$ (60,382)
Less reclassification for gains (losses) realized in income	45,090	(12,849)	57,939
Net unrealized losses on investments	(127,452)	(9,131)	(118,321)
Foreign currency translation adjustments	(5,600)	102	(5,702)
Change in accumulated other comprehensive loss	$(133,052)	$ (9,029)	$(124,023)
Year ended December 31, 1999:			
Unrealized gains (losses) on investments:			
Unrealized gains arising during year	$(176,092)	$(36,394)	$(139,698)
Less reclassification for gains realized in income	66,800	(5,344)	72,144
Net unrealized losses on investments	(242,892)	(31,050)	(211,842)
Foreign currency translation adjustments	(6,308)	(2,276)	(4,032)
Change in accumulated other comprehensive loss	$(249,200)	$(33,326)	$(215,874)

19. Contributed Surplus

Under the laws of the Cayman Islands, the use of the Company's contributed surplus is restricted to the issue of fully paid shares (i.e. stock dividend or stock split) and the payment of any premium on the repurchase of ordinary shares.

20. Dividends

In 2001, four regular quarterly dividends were paid at $0.46 per share to shareholders of record of February 15, May 25, August 15 and November 30.

In 2000, four regular quarterly dividends were paid at $0.45 per share to shareholders of record of February 15, May 25, August 15 and November 15.

In 1999, four regular quarterly dividends were paid at $0.44 per share to shareholders of record at February 5, April 23, July 12 and September 24. This relates to the Company without inclusion of the pooling effect with NAC.

(U.S. dollars in thousands, except per share amounts)

21. Taxation

The Company is not subject to any taxes in the Cayman Islands on either income or capital gains under current Caymans law. The Company has received an undertaking that the Company will be exempted from Cayman Islands income or capital gains taxes until June 2018 in the event of any such taxes being imposed.

The Company's Bermuda subsidiaries are not subject to any income, withholding or capital gains taxes under current Bermuda law. In the event that there is a change such that these taxes are imposed, the Bermuda subsidiaries would be exempted from any such tax until March 2016 pursuant to the Bermuda Exempted Undertakings Tax Protection Act of 1966, and Amended Act of 1987.

The Company's U.S. subsidiaries are subject to federal, state and local corporate income taxes and other taxes applicable to U.S. corporations. The provision for federal income taxes has been determined under the principles of the consolidated tax provisions of the Internal Revenue Code and Regulations thereunder. Should the U.S. subsidiaries pay a dividend to the Company, withholding taxes will apply.

The Company has operations in subsidiary and branch form in various other jurisdictions around the world, including but not limited to the U.K., Switzerland, Ireland, Germany, France and Luxembourg that are subject to relevant taxes in those jurisdictions.

The income tax provisions for the years ended December 31, 2001, 2000 and 1999 are as follows:

	Year ended December 31		
	2001	2000	1999
Current (benefit) expense:			
U.S	$ 5,398	$ (3,175)	$(27,098)
Non U.S	16,506	8,612	9,664
Total current expense (benefit)	21,904	5,437	(17,434)
Deferred benefit:			
U.S	(69,384)	(53,338)	(17,534)
Non U.S	(142,434)	(8,455)	(4,602)
Total deferred benefit	(211,818)	(61,793)	(22,136)
Total tax benefit	$(189,914)	$(56,356)	$(39,570)

The weighted average expected tax provision has been calculated using the pre-tax accounting income (loss) in each jurisdiction multiplied by that jurisdiction's applicable statutory tax rate. Reconciliation of the difference between the provision for income taxes and the expected tax provision at the weighted average tax rate for the years December 31, 2001 and 2000 is provided below:

	2001	2000
Expected tax provision at weighted average rate	$(178,371)	$(61,625)
Permanent differences:		
Tax-exempt interest	(8,964)	(12,184)
Goodwill	691	6,000
Other	(3,270)	11,453
Net withholding taxes	–	–
Total tax benefit	$(189,914)	$(56,356)

(U.S. dollars in thousands, except per share amounts)

21. Taxation (continued)

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2001 and 2000 were as follows:

	2001	2000
Deferred tax asset:		
Net unpaid loss reserve discount	$112,646	$ 83,230
Net unearned premiums	12,224	13,929
Compensation liabilities	8,396	9,271
Net operating losses	241,235	53,563
Currency translation adjustments	1,693	–
Other	52,656	1,866
Deferred tax asset, gross of valuation allowance	428,850	161,859
Valuation allowance – foreign tax credit	2,508	–
Deferred tax asset, net of valuation allowance	426,342	161,859
Deferred tax liability:		
Net unrealized appreciation on investments	2,686	7,553
Currency translation adjustments	—	566
Other	4,434	1,572
Deferred tax liability	7,120	9,691
Net deferred tax asset	$419,222	$152,168

At December 31, 2001 and 2000, the Company's management concluded that all deferred tax assets are more likely than not to be realized. A valuation allowance was taken for the U.S. foreign tax credits due to expire in 2002. U.S. net operating loss carryforwards at December 31, 2001 were approximately $285.0 million and will expire in future years through 2019. As at December 31, 2001, net operating loss carryforwards in the U.K. were $447.0 million and have no expiration.

Shareholders' equity at December 31, 2001 and 2000 reflected tax benefits of $9.1 million and $3.3 million, respectively, related to compensation expense deductions for stock options exercised for one of the Company's U.S. subsidiaries.

22. Statutory Financial Data

The Company's ability to pay dividends is subject to certain regulatory restrictions on the payment of dividends by its subsidiaries. The payment of such dividends is limited by applicable laws and statutory requirements of the jurisdictions the Company operates in, including Bermuda, the U.S. and the U.K., among others. Statutory capital and surplus as reported to relevant regulatory authorities for the principal operating subsidiaries of the Company was as follows:

	Bermuda		U.S.		U.K. and Europe	
	December 31		December 31		December 31	
	2001	2000	2001	2000	2001	2000
Required statutory capital and surplus	$1,208,968	$ 791,251	$121,000	$111,000	$ 87,144	$ 8,000
Actual statutory capital and surplus.	$3,578,807	$4,189,834	$639,422	$575,575	$449,449	$276,400

(U.S. dollars in thousands, except per share amounts)

22. Statutory Financial Data (continued)

The difference between statutory financial statements and statements prepared in accordance with GAAP vary by jurisdiction however the primary difference is that statutory financial statements do not reflect deferred policy acquisition costs, deferred income tax net assets, intangible assets, unrealized appreciation on investments and any unauthorized/authorized reinsurance charges.

With the exception of XL Re America, there are no statutory restrictions on the payment of dividends from retained earnings by any of the Company's subsidiaries as applicable minimum levels of solvency and liquidity have been met and all regulatory requirements and licensing rules complied with. At December 31, 2001 and 2000, XL Re America had a statutory earned deficit and is restricted from making a dividend distribution at this time by the New York Insurance Department.

23. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Year ended December 31		
	2001	2000	1999
Basic (loss) earnings per share:			
Net (loss) income	$(576,135)	$506,352	$470,509
Weighted average ordinary shares outstanding	126,676	124,503	127,601
Basic (loss) earnings per share	$ (4.55)	$ 4.07	$ 3.69
Diluted (loss) earnings per share:			
Net (loss) income	$(576,135)	$506,352	$470,509
Add back after-tax interest on convertible debentures (3)	–	–	1,752
Adjusted net (loss) income	$(576,135)	$506,352	$472,261
Weighted average ordinary shares outstanding – basic	126,676	124,503	127,601
Average stock options outstanding (1) (2)	–	1,194	1,872
Conversion of convertible debentures (3)	–	–	831
Weighted average ordinary shares outstanding – diluted	126,676	125,697	130,304
Diluted (loss) earnings per share	$ (4.55)	$ 4.03	$ 3.62

(1) Net of shares repurchased under the treasury stock method.

(2) Average stock options outstanding have been excluded where anti-dilutive to earnings per share.

(3) The 5.25% Convertible Subordinated Debentures due 2000 were called in June 1999 and the actual conversion is reflected in 1999.

Future weighted average number of shares outstanding may be affected by the convertible debt issued during 2001. See Note 13 for further information.

24. Related Party Transactions

In 2001, a limited partnership, XL Capital Principal Partners I, L.L.C. ("the Partnership"), was formed. The general partner of the Partnership is a newly-formed wholly-owned subsidiary of the Company. All of the limited partners of the Partnership are current or former senior officers or directors of the Company or its subsidiaries. The Company's investment in this partnership is included in other investments.

(U.S. dollars in thousands, except per share amounts)

24. Related Party Transactions (continued)

The stated purpose of the Partnership is to achieve long-term capital appreciation for its investors through a portfolio of investments including, without limitation: private equity, venture capital and hedge funds; equity and equity-related securities of all types; investments in debt securities, preferred shares and other financial instruments; and securities issued by companies providing financial guaranty, insurance and reinsurance contracts. Generally, the Partnership is expected to co-invest in investments made by the Company substantially on the same terms as the similar investments made by the Company.

The aggregate capital commitment of the Partnership is $49.1 million, of which $8.7 million was invested at December 31, 2001. The capital commitment of the general partner is $39.3 million and the capital commitments of the limited partners in the aggregate is $9.8 million.

25. Subsequent Events

Effective January 2002, the Company completed the acquisition of a 67% majority shareholding in Le Mans Ré, increasing its shareholding from 49% at December 31, 2001. Les Mutuelles du Mans Assurances Group, which previously held 51% of the French reinsurer, will retain a 33% stake in Le Mans Ré.

In January 2002, the Company issued $600.0 million par value Guaranteed Senior Notes due January 2012. The Notes were issued at $99.469 and gross proceeds were $596.8 million. The Guaranteed Senior Notes have a coupon of 6.5%. Related expenses of the offering amounted to $7.9 million. Proceeds of the Notes were used to pay down $350.0 million of outstanding revolving credit in February 2002 that would have expired in June 2002, and for general corporate purposes.

The Company registered its Dividend Reinvestment and Share Purchase Plan effective January 2002. This plan is intended to provide registered holders of XL Capital Class A ordinary shares with a convenient and economical way to reinvest all or a portion of their cash dividends and to make additional cash investments, subject to minimum and maximum purchase limitations, in its Class A ordinary shares.

26. Unaudited Quarterly Financial Data

The following is a summary of the unaudited quarterly financial data for 2001 and 2000:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2001				
Net premiums earned – general operations	$542,154	$640,984	$ 705,277	$ 891,512
Net premiums earned – life operations	$ –	$ –	$ 46,247	$ 649,348
Underwriting profit (loss)	$ 33,467	$ 51,219	$(925,087)	$(239,734)
Net income (loss)	$218,929	$128,606	$(840,032)	$ (83,638)
Net income (loss) per share and share equivalent – basic	$ 1.76	$ 1.03	$ (6.70)	$ (0.64)
Net income (loss) per share and share equivalent – diluted	$ 1.73	$ 1.01	$ (6.70)	$ (0.64)
2000				
Net premiums earned – general operations	$494,499	$503,375	$ 539,945	$ 497,421
Underwriting profit (loss)	$ 36,530	$ 8,792	$ 23,462	$(187,601)
Net income	$223,759	$142,484	$ 139,461	$ 648
Net income per share and share equivalent – basic	$ 1.78	$ 1.15	$ 1.13	$ 0.01
Net income per share and share equivalent – diluted	$ 1.77	$ 1.13	$ 1.10	$ 0.01

(U.S. dollars in thousands, except per share amounts)

26. Unaudited Quarterly Financial Data (continued)

In the fourth quarter of 2001, the Company incurred adverse loss development of its casualty reinsurance business written prior to 1999 of approximately $140.0 million after-tax, and losses related to certain other events, including the bankruptcy of Enron Corp., American Airlines Flight 587 and several large European property losses.

In the third quarter of 2001, the Company recorded net losses of approximately $795.9 million after tax due to the September 11 event. In addition, the effect of other loss events, including the Sri Lanka airport attack, Toulouse plant explosion, satellite losses and adverse development in the Company's Lloyd's operations, were $103.7 million after taxes.

In the fourth quarter of 2000, the Company incurred after-tax charges of $124.6 million, or $0.98 per share, which included certain reserve adjustments together with employee severance charges and other costs associated with the realignment of the Company's operations and the discontinuation of certain business lines.

REPORT OF MANAGEMENT'S RESPONSIBILITIES

Management is responsible for the integrity of the consolidated financial statements and related notes, thereto, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include management's estimates for transactions not yet complete or for which the ultimate effects cannot be precisely determined. Financial information presented elsewhere in this annual report is consistent with that in the consolidated financial statements.

The Company maintains internal accounting controls which have been designed to provide reasonable assurance that all assets are safeguarded against unauthorized use or disposition and that transactions are authorized, executed and recorded properly in accordance with management's authorization. The internal accounting controls are continually reviewed, evaluated and, as appropriate, modified for current conditions.

The Company engages PricewaterhouseCoopers LLP as independent auditors to audit the consolidated financial statements and express an opinion thereon. Their audits include a consideration of the Company's internal controls and systems, the testing of the accounting records and the procedures to the extent considered necessary to support the opinion. PricewaterhouseCoopers LLP has the right of full access to all records and members of management in conducting their audits.

The Audit Committee of the Board of Directors comprises independent directors and meets regularly with PricewaterhouseCoopers LLP to review the strategy and scope and results of the audit work performed. PricewaterhouseCoopers LLP has the right of full access to the Audit Committee, without the presence of management, to discuss any matter they believe should be brought to the attention of the Committee.

Brian M. O'Hara
President and Chief Executive Officer

Jerry M. de St. Paer
Executive Vice President
and Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareholders of XL Capital Ltd:

In our opinion, based upon our audits, the accompanying consolidated balance sheets, the related consolidated statements of income and comprehensive income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of XL Capital Ltd and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in Item 14(a) of this Form 10-K, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information required to be included therein. These financial statements and financial statement schedules are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. The consolidated financial statements give retroactive effect to the merger with NAC Re Corp. on July 15, 1999 in a transaction accounted for as a pooling of interests, as described in Note 6 to the consolidated financial statements. We conducted our audits of these statements and schedules in accordance with generally accepted auditing standards in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS LLP

New York, New York
February 12, 2002

Corporate Section

Board of Directors & Advisory Council

RONALD L. BORNHUETTER	(4)	Former Chairman, NAC Re Corporation
MICHAEL A. BUTT	(4)	Former President and CEO, Mid Ocean Limited
ROBERT CLEMENTS*	(3)	Chairman, Arch Capital Group Ltd.
DALE COMEY	(2)	Former Executive Vice President of ITT Corporation
SIR F. BRIAN CORBY	(1)	Former Chairman of the Board of The Brockbank Group, plc and Prudential Corporation plc
MICHAEL P. ESPOSITO, JR	(3) (4)	Chairman, XL Capital Ltd
ROBERT R. GLAUBER	(2) (4)	President and Chief Executive Officer, NASD
IAN R. HEAP**		Former Chairman of XL Capital Ltd
PAUL E. JEANBART	(1)	Chief Executive Officer, The Rolaco Group of Companies
JOHN LOUDON	(2) (3) (4)	Chairman, Caneminster Limited
BRIAN M. O'HARA	(3) (4)	President and Chief Executive Officer, XL Capital Ltd
ROBERT S. PARKER	(3) (4)	Dean Emeritus and The Robert S. Parker Chaired Professor of The McDonough School of Business at Georgetown University
CYRIL E. RANCE, MBE, JP	(1)	Retired Insurance Executive
ALAN Z. SENTER	(4)	Chairman, Senter Associates
JOHN T. THORNTON	(1) (4)	Former Executive Vice President and Financial Executive, Wells Fargo & Co.
ELLEN E. THROWER	(1)	Executive Director of The School of Risk Management, Insurance & Actuarial Science, St. John's University
JOHN W. WEISER	(2) (4)	Chairman, The Graduate Theological Union (Berkeley)

Committees of the Board:

(1) AUDIT (2) COMPENSATION (3) NOMINATING AND CORPORATE GOVERNANCE (4) FINANCE

* Retiring May 2002
** Advisory Council Member

Corporate Officers

BRIAN M. O'HARA	President and Chief Executive Officer
NICHOLAS M. BROWN, JR	Executive Vice President and Chief Executive of Insurance Operations
K. BRUCE CONNELL*	Executive Vice President, Group Underwriting Officer
JERRY M. DE ST. PAER	Executive Vice President and Chief Financial Officer, Treasurer and Assistant Secretary
PAUL S. GIORDANO	Executive Vice President, General Counsel and Secretary
CHRISTOPHER V. GREETHAM	Executive Vice President and Chief Investment Officer
FIONA E. LUCK	Executive Vice President, Group Operations and Assistant Secretary
ROBERT R. LUSARDI	Executive Vice President and Chief Executive of Financial Products and Services Operations
HENRY C.V. KEELING	Executive Vice President and Chief Executive of Reinsurance Operations
WILLI SUTER	Executive Vice President for International Strategic Development
CLIVE R. TOBIN	Executive Vice President and Chief Executive Officer of Winterthur International
GAVIN R. ARTON	Senior Vice President, Investor Relations Officer
ANTHONY E. BEALE	Senior Vice President, Human Resources
TREVOR A. BROOKES	Senior Vice President, Internal Audit
HENRY T. FRENCH, JR	Senior Vice President, Associate General Counsel
KIRSTIN M. ROMANN	Senior Vice President, Associate General Counsel
MICHAEL A. SIESE	Senior Vice President, Controller
DAVID B. WALSH	Senior Vice President, Chief Credit Officer

* Retired March 2002

Corporate Information

Annual Meeting

The annual meeting of Shareholders of XL Capital Ltd will be held on Friday, May 10, 2002 at the Company's Head Office, XL House, One Bermudiana Road, Hamilton, Bermuda at 8:30 a.m. local time.

Common Stock Data

The Company's common stock, $0.01 par value, was first listed on the New York Stock Exchange on July 19, 1991 under the symbol XL.

The following table sets forth the high, low, and closing sales prices per share of the Company's Ordinary Shares, as reported on the New York Stock Exchange Composite Tape for the four fiscal quarters of 2001 and 2000.

	2001			2000		
	High	Low	Close	High	Low	Close
	$	$	$	$	$	$
1st Quarter	**87.500**	**67.600**	**76.070**	55.375	39.563	55.375
2nd Quarter	**83.600**	**67.180**	**82.100**	61.000	45.750	54.125
3rd Quarter	**83.000**	**62.000**	**79.000**	78.188	54.938	74.000
4th Quarter	**96.120**	**79.500**	**91.360**	88.563	69.375	87.375

As of December 31, 2001, the approximate number of record holders of Ordinary Shares was 614.

Transfer Agent

Mellon Investor Services, 85 Challenger Road, Richfield Park, New Jersey 07660, U.S.A. Shareholders can call into Mellon's Communication Center at 1-800-756-3353 or 1-201-329-8660 or via the Internet at www.mellon-investor.com.

Form 10-K

Form 10-K is filed with the Securities and Exchange Commission. Copies are available without charge by writing to Investor Relations, XL Capital Ltd, P.O. Box HM 2245, Hamilton HM JX, Bermuda.

Auditors

PricewaterhouseCoopers LLP, 1177 Avenue of the Americas, New York, NY 10019-6013, U.S.A.

Legal Counsel

Hunter & Hunter, The Hunt Law Building, P.O. Box 190 GT, Grand Cayman, Cayman Islands.

Cahill Gordon & Reindel, Eighty Pine Street, New York, NY 10005, U.S.A.

Registered Office

c/o Hunter & Hunter, The Hunt Law Building, P.O. Box 190 GT, Grand Cayman, Cayman Islands.

XL Capital Ltd

XL House, One Bermudiana Road, Hamilton HM 11, Bermuda.
Telephone: (441) 292-8515 Fax: (441) 292-5280
www.xlcapital.com
info@xl.bm

TRIBUTE TO THE VICTIMS OF SEPTEMBER 11, 2001

"THE UNPRECEDENTED ACT OF TERRORISM ON SEPTEMBER 11TH DRAMATICALLY CHANGED OUR WORLD. THE MULTI-BILLION DOLLAR LOSSES TO THE INDUSTRY CANNOT COMPARE TO THE LOSS OF LIVES. WE LOST MANY GOOD FRIENDS AND THAT DAY WILL FOREVER BE ETCHED IN OUR MINDS AND HAS CHANGED OUR LIVES IN SO MANY WAYS. OUR THOUGHTS AND PRAYERS CONTINUE TO GO OUT TO THE FAMILIES, FRIENDS AND COLLEAGUES OF THOSE WHO PERISHED ON THAT TRAGIC DAY."

BRIAN M. O'HARA

President and Chief Executive Officer.

(from an address to XL Employees, September 2001)



XL CAPITAL LTD • ONE BERMUDIANA ROAD • HAMILTON HM 11 • BERMUDA

www.xlcapital.com